     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 2000


                                                      REGISTRATION NO. 333-96533
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           --------------------------

                                  IBASIS, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                           --------------------------

             DELAWARE                              4813                             04-3332534
 (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBERS)            IDENTIFICATION NO.)

                                20 SECOND AVENUE
                        BURLINGTON, MASSACHUSETTS 01803
                                 (781) 505-7500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           --------------------------

                                  OFER GNEEZY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  IBASIS, INC.
                                20 SECOND AVENUE
                        BURLINGTON, MASSACHUSETTS 01803
                                 (781) 505-7500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                           --------------------------

                                   COPIES TO:

          DAVID L. ENGEL, ESQ.                    J. VAUGHAN CURTIS, ESQ.
         JOHAN V. BRIGHAM, ESQ.                      ALSTON & BIRD LLP
            BINGHAM DANA LLP                        ONE ATLANTIC CENTER
           150 FEDERAL STREET                    1201 WEST PEACHTREE STREET
      BOSTON, MASSACHUSETTS 02110                  ATLANTA, GEORGIA 30309
             (617) 951-8000                            (404) 881-7000
      FACSIMILE NO. (617) 951-8736              FACSIMILE NO. (404) 881-7777

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /_____________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /___________________________________________________________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /___________________________________________________________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MARCH 8, 2000

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                  $150,000,000

                                     [LOGO]

                    % CONVERTIBLE SUBORDINATED NOTES DUE 2005

    The notes are convertible at any time prior to maturity into common stock at
a conversion price of $    per share, subject to adjustment upon certain events.


    Interest is payable on each March 15 and September 15, beginning September 15, 2000. The notes mature on March 15, 2005. The notes are subordinated to our senior indebtedness.


    We may redeem some or all of the notes on or after March 20, 2003 at the redemption prices listed in this prospectus, plus accrued interest. Prior to that date, we may redeem some or all of the notes if the price of our common stock has exceeded 150% of the conversion price for at least 20 out of 30 consecutive trading days prior to redemption. If we redeem some or all of the notes prior to March 20, 2003 we will also make an additional payment on the redeemed notes. You may require us to repurchase your notes upon a repurchase event in cash or, at our option, common stock, at 105% of the principal amount of the notes, plus accrued interest.


    Our common stock is quoted on the Nasdaq National Market under the symbol "IBAS." The last reported sales price of our common stock on the Nasdaq National Market on March 6, 2000 was $79.375 per share.

                            ------------------------


               INVESTING IN OUR CONVERTIBLE NOTES INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.


                            ------------------------

                                                              PER NOTE            TOTAL
                                                              --------            -----
Public Offering Price.......................................       %           $
Underwriting Discounts......................................       %           $
Proceeds to iBasis .........................................       %           $

    The initial public offering price set forth above does not include accrued
interest, if any. Interest on the notes will accrue from             , 2000 and
must be paid by the purchaser if the notes are purchased after             ,
2000.

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    iBasis has granted the underwriters a 30-day option to purchase up to an additional $22,500,000 aggregate principal amount of notes. The underwriters expect to deliver the notes in book-entry form only through the facilities of the Depository Trust Company against payment in New York, New York on March 15, 2000.



    Concurrently with this note offering, we are offering 3,500,000 shares of our common stock, under a separate prospectus, consisting of 2,030,085 shares to be sold by us and 1,469,915 shares to be sold by selling stockholders. Neither completion of this note offering nor completion of the concurrent common stock offering is contingent upon completion of the other.

                            ------------------------

ROBERTSON STEPHENS

             CHASE H&Q
                          U.S. BANCORP PIPER JAFFRAY
                                                           DAIN RAUSCHER WESSELS

                THE DATE OF THIS PROSPECTUS IS          , 2000.

                            [Outside Front Gate]



(Frames with stylized "iBasis" logo, text and graphics. The text summarizes the Company's business as a provider of high quality International Internet-based communication services of telecommunications carriers.)

                         [Inside Front Gate]

(Under the heading "iTrac-Interactive Traffic Revenue Analysis Center" appear text, bar-graphs and pictures of iBasis's Global Network Operations Center facilities. The text indicates that through iTrac and the Global Network Operations Center iBasis is able to manage their networks and deliver consistently high quality network services.)

                          [Inside Front Cover]

(Two frames with images and text. The first frame, entitled "The iBasis Solution," contains a diagram depicting how the Internet may be used to provide carriers Internet-based service opportunities as calls are routed through carriers' networks and the Internet to end users. The second frame, entitled "the iBasis Network," contains a world map, marked to show the location of Internet branch offices, Internet central offices and locations where iBasis has peering arrangements.)

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, NOTES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR NOTES.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................      2
Risk Factors................................................      6
Forward-Looking Statements..................................     17
Use of Proceeds.............................................     18
Dividend Policy.............................................     18
Ratio of Earnings to Fixed Charges..........................     18
Price Range of Common Stock.................................     19
Concurrent Offering of Common Stock.........................     20
Capitalization..............................................     20
Selected Consolidated Financial Data........................     21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     22
Business....................................................     33
Management..................................................     47
Certain Transactions........................................     56
Principal Stockholders......................................     59
Description of Notes........................................     62
Description of Capital Stock................................     75
United States Federal Income Tax Considerations.............     78
Shares Eligible for Future Sale.............................     82
Underwriting................................................     84
Legal Matters...............................................     86
Experts.....................................................     86
Where You Can Find More Information.........................     86
Index to Consolidated Financial Statements..................    F-1

                            ------------------------

    IBASIS-SM- and the IBASIS logos are trademarks and service marks of iBasis. VIP Calling-Registered Trademark- is a registered trademark of iBasis, and Assured Quality Routing-SM- and Broadbandit-SM- are service marks of iBasis. This prospectus contains other trade names, trademarks and service marks of iBasis and of other companies.

                                    SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS, BEFORE DECIDING TO INVEST IN OUR NOTES.

                                     IBASIS

Our Business............  We are a leading provider of high quality Internet telephony services that enable telecommunications carriers and other communications service providers to offer international
                          voice, fax and other value-added applications over the
                          Internet. By outsourcing international communications
                          services to us, our customers are able to lower costs,
                          generate new revenue and extend their business into
                          Internet-based services quickly, while maintaining service quality comparable to that of traditional voice networks.
                          Substantially all of our revenue to date has come from fees we charge our customers to carry voice and fax traffic over the iBasis Network, our international telecommunications
                          network. We have not been profitable since inception, and
                          there can be no assurance that we will ever be profitable.
                          We provide telecommunications carriers and other
                          communications service providers with access to the iBasis
                          Network through "Internet branch offices" strategically
                          located in major cities in North America, Asia, Latin
                          America, Europe and Africa. Internet branch offices are
                          composed of gateways, which digitize, compress and packetize voice and fax transmissions at both the originating and
                          terminating points and enable calls to be routed via the
                          Internet. Our services provide the following key benefits to our customers:
                          - HIGH QUALITY VOICE AND FAX TRANSMISSIONS. Our proprietary technology, which includes our global network operations
                            center and proprietary Assured Quality Routing software,
                            enables us to effectively monitor and route voice and fax
                            traffic in ways that ensure consistently high quality.
                          - INTERNATIONAL HIGH-CAPACITY NETWORK. Our network consists of more than 3,200 lines deployed internationally through
                            our relationships with communications service providers
                            around the world. During our fourth quarter ended
                            December 31, 1999, we transported approximately 63.8
                            million minutes of traffic over the iBasis Network.
                          - COST-EFFECTIVE SOLUTIONS. We use the Internet's highly
                          efficient technology to deliver international voice and fax traffic and other value-added applications at costs lower
                            than those of traditional networks.
                          - FLEXIBLE BACK OFFICE SOLUTION THAT FACILITATES NEW
                          SERVICES AND EFFECTIVE BUSINESS MANAGEMENT. Our back office systems allow us to provide timely statistics and
                            integrated billing that enable communications service
                            providers to offer new services more readily and manage
                            their business more efficiently.
                          - EASE OF DEPLOYMENT AND TIME TO MARKET. Using our services requires no special equipment or technical expertise on the part of the carrier. Our customers can complete calls to
                            any country on our network without having to establish
                            separate contracts with local service providers in each
                            country.
                          - OPEN, SCALEABLE ARCHITECTURE DESIGNED FOR NEW
                          SERVICES. Our network architecture is scaleable, which
                            allows us to increase capacity in efficient increments,
                            and is based on industry standards, which allows for fast
                            and efficient deployment of call completion and other
                            value-added services.

Our Market..............  According to International Data Corporation, a market research firm, the market for worldwide Internet telephony is projected to grow from $0.5 billion in 1999, to $18.7
                          billion in 2004, approximately half of which would be
                          generated by new services, including voice-enabled
                          e-commerce and other enhanced services such as unified
                          communications. Wholesale worldwide Internet telephony,
                          including wholesale international Internet telephony, is
                          expected to grow to $2.0 billion by the same date. In
                          addition, International Data Corporation projects that
                          international Internet telephony will comprise $17.3 billion of the total $18.7 billion market in 2004. Our Internet
                          telephony services enable telecommunications carriers and
                          other communications service providers to utilize the
                          technologies and efficiencies of the Internet to cut costs and offer new services in order to add and retain customers.
Our Customers...........  We provide services to both established and emerging international telecommunications carriers and communications service providers. As of December 31, 1999, our customers
                          included many of the highest volume U.S.-based international long distance telecommunications carriers.
                          Overseas we have developed relationships with established
                          national carriers and emerging service providers that have the local market expertise and relationships to build strong businesses. These carriers and other service providers
                          terminate calls for us in their local jurisdictions for a
                          fee, and in some cases, send calls that originate in those locations over the iBasis Network to their final
                          destination.
Our Strategy............  Our goal is to be the leading provider of high quality
                          Internet-based communications services by continuing to
                          build on our Internet telephony expertise, by targeting
                          high-volume communications service providers, by providing high quality services, by focusing on the international
                          market and by expanding our geographic presence. We also
                          intend to introduce new services that communications service providers can offer over our network or their own networks, which we believe will increase our customer base.

    iBasis, Inc. is a Delaware corporation organized in 1996. We changed our name to iBasis, Inc. from VIP Calling, Inc. in July 1999. Our principal executive offices are located at 20 Second Avenue in Burlington, Massachusetts and our telephone number is (781) 505-7500. Our website is located at www.ibasis.net. Information contained on our website should not be considered a part of this prospectus.

                              RECENT DEVELOPMENTS

    Since our initial public offering in November 1999, we have announced several developments:

    - On December 6, 1999, we announced that we would begin offering Internet telephony hosting services on the iBasis Network. These services will provide customers with access to a turnkey solution that enables them to quickly begin offering voice, fax, pre-paid calling and other value-added Internet telephony services in our international markets with minimal capital investment.

    - On January 19, 2000, we announced that we will be offering service level agreements to our international customers, which guarantee customers sending calls over our network call completion rates equivalent to or better than those provided by alternative networks, including the public-switched telephone network.

    - On February 3, 2000, we announced our intention to deploy Cisco Systems' uOne-TM- application on the iBasis Network, thereby allowing communications service providers to provide unified communications services to their end-user customers over our network.

                                  THE OFFERING


Securities Offered........................  $150 million principal amount of    % Convertible
                                            Subordinated Notes due 2005, or notes, which may increase
                                            to up to $172.5 million principal amount of notes if the
                                            underwriters exercise their over-allotment option.

Interest..................................  Interest is payable at the rate of   % per year on each
                                            March 15 and September 15, beginning on September 15,
                                            2000.

Maturity..................................  March 15, 2005.

Conversion................................  The notes are convertible at the option of the holder at any time prior to maturity into common stock at a
                                            conversion price of $     per share, subject to adjustment
                                            upon certain events.

Provisional Redemption....................  We may redeem some or all of the notes at any time prior to
                                            March 20, 2003 if the price of our common stock has
                                            exceeded 150% of the conversion price for at least 20 out
                                            of 30 consecutive trading days prior to redemption. If we
                                            redeem some or all of the notes prior to March 20, 2003, we will also make an additional payment on the redeemed notes
                                            equal to $   per $1,000 note, minus the amount of any
                                            interest we actually paid on the note. See "Description of
                                            Notes -- Provisional Redemption."

Optional Redemption.......................  We may redeem some or all of the notes after March 20, 2003 at the declining redemption prices listed in this
                                            prospectus, plus accrued and unpaid interest.

Repurchase at holder's option upon a
  repurchase event........................  You may require us to repurchase your notes upon a repurchase event in cash, or, at our option upon
                                            satisfaction of certain conditions, in common stock, at
                                            105% of the principal amount of the notes, plus accrued and unpaid interest.

Ranking...................................  The notes are subordinated to our senior indebtedness. As of December 31, 1999, we had approximately $16.1 million of senior indebtedness outstanding. The notes will also be
                                            effectively subordinated in right of payment to all
                                            indebtedness and other liabilities of our subsidiaries. We are not limited from incurring additional debt under the
                                            indenture for the notes.

Use of proceeds...........................  We will use the net proceeds from this offering for general corporate and working capital purposes, including the
                                            purchase of capital equipment in connection with the
                                            deployment of new services.

Trading...................................  Our common stock is traded on the Nasdaq National Market under the symbol "IBAS."


                      CONCURRENT OFFERING OF COMMON STOCK


    We plan to offer in a separate and concurrent public offering 3,500,000 shares of our common stock of which 2,030,085 shares will be offered by us and 1,469,915 shares will be offered by selling stockholders, or 2,443,493 shares and 1,581,507 shares if the underwriters' overallotment option is exercised in full. Neither completion of this note offering nor completion of the concurrent common stock offering is contingent upon completion of the other.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    Listed below is our consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999. You will also find our consolidated balance sheet data at December 31, 1999. You should read this information in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    "Pro Forma" data reflects the sale as of December 31, 1999, of $150,000,000 aggregate principal amount of notes offered by iBasis in this offering, after deducting the estimated underwriting discount and our estimated offering expenses. The "Pro Forma" data does not reflect the sale of 2,030,085 shares of common stock in the concurrent offering.


                                                                       YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS,
                                                                  EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net revenue.................................................  $   127    $  1,978   $ 19,417
Total operating expenses....................................    1,074       7,824     41,049
Loss from operations........................................     (947)     (5,846)   (21,632)
Net loss....................................................     (926)     (5,727)   (21,087)
Net loss applicable to common stockholders..................     (926)     (5,946)   (22,107)
Basic and diluted net loss per share........................  $ (0.15)   $  (0.99)  $  (2.29)
Basic and diluted weighted average common shares
  outstanding (1)...........................................    6,006       6,023      9,655
Pro forma basic and diluted net loss
  per share (1) (2).........................................             $  (0.44)  $  (0.97)
Pro forma basic and diluted weighted average common shares
  outstanding (1) (2).......................................               13,068     21,651


                                                               DECEMBER 31, 1999
                                                              --------------------
                                                               ACTUAL    PRO FORMA
                                                              --------   ---------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $123,666   $268,566
Working capital.............................................   115,154    260,054
Total assets................................................   153,473    303,473
Long-term debt..............................................        --    150,000
Capital lease obligations, net of current portion...........    11,689     11,689
Total stockholders' equity..................................   126,904    126,904


--------------------------

(1) Computed on the basis described in Note 1(d) of the notes to our consolidated financial statements appearing elsewhere in this prospectus.

(2) Adjusted to give effect to the conversion of all shares of preferred stock, Class A and Class B common stock from the date of original issuance.

                                  RISK FACTORS

    ANY INVESTMENT IN OUR NOTES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, WHICH WE BELIEVE ARE ALL THE MATERIAL RISKS TO OUR BUSINESS, TOGETHER WITH THE INFORMATION CONTAINED ELSEWHERE IN THE PROSPECTUS, BEFORE YOU MAKE A DECISION ON INVESTING IN OUR NOTES.

                        RISKS RELATED TO OUR OPERATIONS

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH TO BASE YOUR INVESTMENT DECISION, AND YOU MAY INACCURATELY ASSESS OUR PROSPECTS FOR SUCCESS.

    We were incorporated in August 1996 and first began to offer commercial services in May 1997. Due to our limited operating history, it is difficult for us to predict future results of operations. Moreover, we cannot be sure that we have accurately identified all of the risks to our business, especially because we use new, and in many cases, unproven technologies and provide new services. As a result, our past results and rates of growth may not be a meaningful indicator of our future results of operations. Also, your assessment of the prospects for our success may prove inaccurate.

WE HAVE A HISTORY OF OPERATING LOSSES, ANTICIPATE LOSSES FOR THE FORESEEABLE FUTURE AND MAY NEVER BECOME PROFITABLE.

    We incurred net losses of $21.1 million during fiscal 1999. As of December 31, 1999, we had an accumulated deficit of $27.8 million. We expect to continue incurring operating losses and negative cash flows as we incur significant operating expenses and make capital investments in our business. Our future profitability will depend on our being able to deliver calls over our network at a cost to us that is less than what we are able to charge for our calls. Our costs to deliver calls are dependent on a number of factors, including the countries to which we direct calls and whether we are able to use the Internet, rather than another component of our network or more expensive back-up networks, to deliver calls. The prices that we are able to charge to deliver calls over our network vary, based primarily on the prices currently prevailing in the international long distance carrier market to specific countries. While we are currently able to terminate a substantial number of the calls carried over our network profitably on an operating basis, we have been unable to operate our entire network profitably on an operating basis for sustained periods of time. We may not ever generate sufficient revenues, or reduce costs, to permit us to achieve profitability. Even if we do become profitable, we may not sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our history of losses and anticipation of continued losses.

FLUCTUATIONS IN OUR QUARTERLY RESULTS OF OPERATIONS THAT RESULT FROM VARIOUS FACTORS INHERENT IN OUR BUSINESS MAY CAUSE THE MARKET PRICE OF OUR NOTES AND OUR COMMON STOCK TO FALL.

    Our revenue and results of operations have fluctuated and may continue to fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are not in our control, including, among others:

    - the amount of traffic we are able to sell to our customers, and their decisions on whether to route traffic over our network;

    - pricing pressure in the international long distance market;

    - the percentage of traffic that we are able to carry over the Internet, or over our dedicated international private circuit lines, rather than over the more costly traditional public-switched telephone network;

    - loss of arbitrage opportunities resulting from declines in international settlement rates or tariffs;

    - our ability to negotiate changes in the termination fees charged by our local providers when our margins deteriorate;

    - capital expenditures required to expand or upgrade our network;

    - changes in call volume among the countries to which we complete calls;

    - technical difficulties or failures of our network systems or third-party delays in expansion or provisioning system problems;

    - our ability to offer value-added services that are appealing to the market; and

    - currency fluctuations in countries where we operate.

    Because of these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that, in future periods, our results of operations will be significantly lower than the estimates of public market analysts and investors. Such a discrepancy could cause the price of our notes and our common stock to decline significantly. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE MAY NEVER GENERATE SUFFICIENT REVENUE TO ATTAIN PROFITABILITY IF TELECOMMUNICATIONS CARRIERS AND OTHER COMMUNICATIONS SERVICE PROVIDERS ARE RELUCTANT TO USE OUR SERVICES OR DO NOT USE OUR SERVICES, INCLUDING ANY NEW SERVICES, IN SUFFICIENT VOLUME.

    If the market for Internet telephony and new services does not develop as we expect, or develops more slowly than expected, our business, financial condition and results of operations will be materially and adversely affected.

    Our customers may be reluctant to use our services for a number of reasons, including:

    - perceptions that the quality of voice transmitted over the Internet is low;

    - perceptions that Internet telephony is unreliable; and

    - our inability to deliver traffic over the Internet with significant cost advantages.

    The growth of our business depends on carriers and other communications service providers generating an increased volume of international voice and fax traffic and selecting our network to carry at least some of this traffic. If the volume of international voice and fax traffic fails to increase, or decreases, and these third-parties do not employ our network, our ability to become profitable will be materially and adversely affected.

    On February 3, 2000, we announced our intention to deploy Cisco Systems' uOne-TM- application on the iBasis Network, thereby allowing communications service providers to provide unified communications services to their end-user customers over our network. We cannot assure you that communications service providers and their end-user customers will be receptive to, and subscribe for, any unified communications services we are able to offer, or any other additional services we elect to deploy on our network. Any perceived problems with the reliability or functionality of any new services that we offer could discourage communications service providers from offering these services to their customers. In addition, the development of new services, such as unified communications, may require substantial capital expenditures to be made well in advance of generating any revenue from such services or demonstrating any market acceptance of such services. If carriers and communications service providers do not employ our network to offer any new services to their customers, or if their customers do not subscribe for the services when offered, our financial condition and results of operations will be materially adversely affected.

    We cannot assure you that end-users will continue to purchase services from our customers or that our customers will maintain a demand for our services.

WE MAY FACE QUALITY AND CAPACITY PROBLEMS OVER OUR NETWORK UPON FAILURES BY THIRD PARTIES.

    VENDORS. We rely upon third-party vendors to provide us with the equipment and software that we use to transfer and translate calls from traditional voice networks to the Internet, and vice versa. For example, we purchase substantially all of our Internet telephony equipment from Cisco Systems. We cannot assure you that we will be able to continue purchasing such equipment and software from Cisco on acceptable terms, if at all. If we become unable to purchase from Cisco the equipment needed to maintain and expand our network as currently configured, we may not be able to maintain or expand our network to accommodate growth and we may consequently be unable to grow revenues sufficiently to become profitable.

    PARTIES THAT MAINTAIN PHONE AND DATA LINES. Our business model depends on the availability of the Internet to transmit voice and fax calls, and to provide other value-added services. Third parties maintain, and in many cases own, the traditional voice networks as well as data networks and other components that comprise the Internet. Some of these third parties are national telephone companies. They may increase their charges for using these lines at any time and decrease our profitability. They may also fail to properly maintain their lines and disrupt our ability to provide service to our customers. Any failure by these third parties to maintain these lines and networks that leads to a material disruption of our ability to complete calls over the Internet could discourage our customers from using our network, which could have the effect of delaying or preventing our ability to become profitable.

    LOCAL COMMUNICATIONS SERVICE PROVIDERS. We maintain relationships with local communications service providers in many countries, some of whom own the equipment that translates voice to data in that country. We rely upon these third parties to both provide lines over which we complete calls and to increase their capacity when necessary as the volume of our traffic increases. There is a risk that these third parties may be slow, or fail, to provide lines, which would affect our ability to complete calls to those destinations. We cannot assure you that we will be able to continue our relationships with these local service providers on acceptable terms, if at all. Because we rely upon entering into relationships with local service providers to expand into additional countries, we cannot assure you that we will be able to increase the number of countries to which we provide service. We also may not be able to enter into relationships with enough overseas local service providers to handle increases in the volume of calls that we receive from our customers. Finally, any technical difficulties that these providers suffer would affect our ability to transmit calls to the countries that those providers help serve.

    STRATEGIC RELATIONSHIPS. We depend in part on our strategic relationships to expand our distribution channels and develop and market our services. In particular, we depend in large part on our joint marketing and product development efforts with Cisco Systems to achieve market acceptance and brand recognition in certain markets. Cisco or other strategic relationship partners may choose not to renew existing arrangements on commercially acceptable terms, if at all. In general, if we lose this key strategic relationship, or if we fail to develop new relationships in the future, our ability to expand the scope and capacity of our network, and to maintain state-of-the-art technology, would be materially adversely affected.

WE MAY NOT BE ABLE TO SUCCEED IN THE INTENSELY COMPETITIVE MARKET FOR OUR SERVICES.

    The market for Internet voice, fax and other value-added services is extremely competitive and will likely become more competitive. Internet protocol and Internet telephony service providers, such as GRIC Communications and ITXC Corp., route traffic to destinations worldwide and compete directly with us. Also, Internet telephony service providers, such as Net2Phone, that presently focus on retail customers may in the future enter our market and compete with us. In addition, major telecommunications carriers, such as AT&T, Deutsche Telekom, MCI WorldCom and Qwest

Communications, have all entered or announced plans to enter the Internet telephony market. Many of these companies are larger than we are and have substantially greater managerial and financial resources than we do. Intense competition in our markets can be expected to continue to put downward pressure on prices and adversely affect our profitability. We cannot assure you that we will be able to compete successfully against our competitors and we may lose customers or fail to grow our business as a result of this competition.

WE ARE SUBJECT TO DOWNWARD PRICING PRESSURES AND A CONTINUING NEED TO RENEGOTIATE OVERSEAS RATES WHICH COULD DELAY OR PREVENT OUR PROFITABILITY.

    As a result of numerous factors, including increased competition and global deregulation of telecommunications services, prices for international long distance calls have been decreasing. This downward trend of prices to end-users has caused us to lower the prices we charge communications service providers for call completion on our network. If this downward pricing pressure continues, we cannot assure you that we will be able to offer Internet telephony services at costs lower than, or competitive with, the traditional voice network services with which we compete. Moreover, in order for us to lower our prices, we have to renegotiate rates with our overseas local service providers who complete calls for us. We may not be able to renegotiate these terms favorably enough, or fast enough, to allow us to continue to offer services in a particular country. The continued downward pressure on prices and our failure to renegotiate favorable terms in a particular country would have a material adverse effect on our ability to operate our network and business profitably. See "Business--Industry Overview."

A VARIETY OF RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

    Because we provide substantially all of our services internationally, we are subject to additional risks related to operating in foreign countries. These risks include:

    - unexpected changes in tariffs, trade barriers and regulatory requirements relating to Internet access or Internet telephony;

    - economic weakness, including inflation, or political instability in particular foreign economies and markets;

    - difficulty in collecting accounts receivable;

    - foreign taxes; and

    - foreign currency fluctuations, which could result in increased operating expenses and reduced revenues.

    These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

    During the fiscal year ended December 31, 1999, 49% of our revenue was generated by delivering calls to Asian countries, 18% of our revenue was generated by delivering calls to Middle Eastern countries, and 22% of our revenue was generated by delivering calls to Latin America. Many countries in these geographic regions have experienced political and economic instability over the past decade. Repeated political or economic instability in countries to which we deliver substantial volumes of traffic could lead to difficulties in completing calls through our regional service providers or decreased call volume to such countries.

IF WE ARE NOT ABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGE IN A COST-EFFECTIVE WAY, THE RELATIVE QUALITY OF OUR SERVICES COULD SUFFER.

    The technology upon which our services depend is changing rapidly. Significant technological changes could render the equipment which we use obsolete, and competitors may begin to offer new services that we are unable to offer. We must adapt to our rapidly changing market by continually improving the responsiveness, reliability, services and features of our network and by developing new features and applications to meet customer needs. If we are unable to successfully respond to these developments or do not respond in a cost-effective way, we may not be able to offer competitive services.

WE MAY NOT BE ABLE TO EXPAND AND UPGRADE OUR NETWORK ADEQUATELY TO ACCOMMODATE ANY FUTURE GROWTH.

    Our business requires that we handle a large number of international calls simultaneously. As we expand our operations, we expect to handle significantly more calls. We will need to expand and upgrade our hardware and software to accommodate such increased traffic. If we do not expand and upgrade quickly enough, we will not have sufficient capacity to handle the traffic and our operating performance would suffer. Consequently, we could develop a negative reputation with our customers and lose business.

IF WE FAIL TO MANAGE OUR GROWTH, WE COULD LOSE CUSTOMERS.

    We have grown rapidly to date and expect to continue to grow rapidly. In order to increase the number of our customers and the size of our operations, we will need to improve our administrative, accounting and operating systems and controls. We may need to redesign several internal systems. Our attention to these matters may distract us from other aspects of our business. Moreover, failure to implement new systems and controls may hamper our ability to provide services to customers and may impair the quality of our services which could result in the loss of customers.

OUR REVENUE WOULD DECLINE SIGNIFICANTLY IF WE LOSE ONE OR MORE OF OUR MOST SIGNIFICANT CUSTOMERS.

    We generate much of our revenue from a limited number of customers. During the fiscal year ended December 31, 1999, three customers, World Access Telecom Group, MCI WorldCom and WorldxChange Communications, accounted for approximately 29% of our net revenue. Customers may discontinue their use of our services at any time, and without notice. Therefore, in any given quarter, we would lose a significant amount of revenue if we lost one or more major customers.

WE DEPEND ON OUR KEY PERSONNEL AND MAY HAVE DIFFICULTY ATTRACTING AND RETAINING THE SKILLED EMPLOYEES WE NEED TO EXECUTE OUR GROWTH PLANS.

    WE DEPEND HEAVILY ON OUR KEY MANAGEMENT. Our future success will depend, in large part, on the continued service of our key management and technical personnel, including Ofer Gneezy, our President and Chief Executive Officer, Gordon VanderBrug, our Executive Vice President, Michael Hughes, our Chief Financial Officer, John Henson, our Vice President, Engineering and Operations and Charles Giambalvo, our Senior Vice President of Worldwide Sales. If any of these individuals is unable or unwilling to continue in their present positions, our business, financial condition and results of operations would suffer. We do not carry key person life insurance on our personnel. While each of the individuals named above has entered into an employment agreement with us, these agreements do not ensure their continued employment with us.

    WE WILL NEED TO ATTRACT SKILLED PERSONNEL TO EXECUTE OUR GROWTH PLANS. Our future success will depend, in large part, on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Competition for such employees in our industry is intense. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining employees with appropriate qualifications. We may not be able to retain our employees or attract, assimilate or retain other highly qualified employees in the future. If we do not succeed in attracting and retaining skilled personnel, we may not be able to grow at a sufficient rate to attain profitable operations.

A FAILURE TO OBTAIN NECESSARY ADDITIONAL CAPITAL IN THE FUTURE ON ACCEPTABLE TERMS COULD PREVENT US FROM EXECUTING OUR BUSINESS PLAN.

    We expect to need additional capital in the future to fund our operations, finance investments in equipment and corporate infrastructure, expand our network, increase the range of services we offer and respond to competitive pressures and perceived opportunities. Cash flow from operations, cash on hand and funds from this offering may not be sufficient to cover our operating expenses and capital investment needs. We cannot assure you that additional financing will be available on terms acceptable to us, if at all. A failure to obtain additional funding could prevent us from making expenditures that are needed to allow us to grow or maintain our operations.

    If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs. The failure to obtain additional financing when required could result in us being unable to grow as required to attain profitable operations.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, OUR COMPETITIVE POSITION WOULD BE ADVERSELY AFFECTED.

    We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property. Despite our precautions, however, unauthorized third parties may copy our services or reverse engineer or obtain and use information that we regard as proprietary. End-user license provisions protecting against unauthorized use, copying, transfer and disclosure of any licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. While we do not have any patents pending, we may seek to patent certain software or equipment in the future. We do not know if any of our future patent applications will be issued with the scope of the claims we seek, if at all. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. If we fail to protect our intellectual property and proprietary rights, our business, financial condition and results of operations would suffer.

    We believe that we do not infringe upon the proprietary rights of any third party, and no third party has asserted a patent infringement claim against us. It is possible, however, that such a claim might be asserted successfully against us in the future. Our ability to provide our services depends on our freedom to operate. That is, we must ensure that we do not infringe upon the proprietary rights of others or have licensed all such rights. We have not requested or obtained an opinion from counsel as to whether our services infringe upon the intellectual property rights of any third parties. A party making an infringement claim could secure a substantial monetary award or obtain injunctive relief which could effectively block our ability to provide services in the United States or abroad.

    If any of these risks materialize, we could be forced to suspend operations, to pay significant amounts to defend our rights, and a substantial amount of the attention of our management may be diverted from our ongoing business, each of which could materially adversely affect our ability to attain or maintain profitability.

    We rely on a variety of technology, primarily software, that we license from third parties. Continued use of this technology by us may require that we purchase new or additional licenses from third parties. There can be no assurances that we can obtain those third party licenses needed for our business or that the third party technology licenses that we do have will continue to be available to us on commercially reasonable terms or at all. The loss or inability to maintain or obtain upgrades to any of these technology licenses could result in delays or breakdowns in our ability to continue developing and providing our services or to enhance and upgrade our services.

WE MAY UNDERTAKE STRATEGIC ACQUISITIONS IN THE FUTURE AND ANY DIFFICULTIES FROM INTEGRATING SUCH ACQUISITIONS COULD DAMAGE OUR ABILITY TO ATTAIN OR MAINTAIN PROFITABILITY.

    We may acquire businesses and technologies that complement or augment our existing businesses, services and technologies. Integrating any newly acquired businesses or technologies could be expensive and time-consuming. We may not be able to integrate any acquired business successfully. Moreover, we may need to raise additional funds through public or private debt or equity financing to acquire any businesses, which may result in dilution for stockholders and the incurrence of indebtedness. We may not be able to operate acquired businesses profitably or otherwise implement our growth strategy successfully.

YEAR 2000 PROBLEMS COULD RESULT IN DISRUPTIONS OF OUR BUSINESS.

    Many currently installed computer systems and software products only accept two digits to identify the year in any date. Therefore, the year 2000 will appear as "00," which the system might consider to be the year 1900 rather than the year 2000. While we have not experienced disruptions as a result of year 2000 issues to date, as yet unidentified problems could arise and result in system failures, delays or miscalculations causing disruptions to our operations.

    The failure of our network or of any systems maintained by third parties to be year 2000 compliant could:

    - cause a complete disruption of our Internet telephony services to any or all countries;

    - cause a disruption of our billing cycles;

    - cause us to incur significant expenses to remedy any problems;

    - impose unmanageable burdens on our technical support staff; and

    - cause customers or partners to be dissatisfied with our network and services.

    For a more detailed discussion on the impact of the year 2000 on our business, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness."

         RISKS RELATED TO THE INTERNET AND INTERNET TELEPHONY INDUSTRY

IF THE INTERNET DOES NOT CONTINUE TO GROW AS A MEDIUM FOR VOICE AND FAX COMMUNICATIONS, OUR BUSINESS WILL SUFFER.

    The technology that allows voice and fax communications over the Internet, and the delivery of other value-added services, is still in its early stages of development. Historically, the sound quality of calls placed over the Internet was poor. As the Internet telephony industry has grown, sound quality has improved, but the technology requires further refinement. Additionally, as a result of the Internet's capacity constraints, callers could experience delays, errors in transmissions or other interruptions in service. Transmitting telephone calls over the Internet must also be accepted as an alternative to traditional voice and fax service by communications service providers. Because the Internet telephony market is new and evolving, predicting the size of this market and its growth rate is difficult. If our market fails to develop, then we will be unable to grow our customer base and our results of operations will be adversely affected.

IF THE INTERNET INFRASTRUCTURE IS NOT ADEQUATELY MAINTAINED, WE MAY BE UNABLE TO MAINTAIN THE QUALITY OF OUR SERVICES AND PROVIDE THEM IN A TIMELY AND CONSISTENT MANNER.

    Our future success will depend upon the maintenance of the Internet infrastructure, including a reliable network backbone with the necessary speed, data capacity and security for providing reliability and timely Internet access and services. To the extent that the Internet continues to experience increased numbers of users, frequency of use or bandwith requirements, the Internet may become congested and be unable to support the demands placed on it and its performance or reliability may decline thereby impairing our ability to complete calls using the Internet at consistently high quality. The Internet has experienced a variety of outages and other delays as a result of failures of portions of its infrastructure or otherwise. Any future outages or delays could adversely affect our ability to complete calls. Moreover, critical issues concerning the commercial use of the Internet, including security, cost, ease of use and access, intellectual property ownership and other legal liability issues, remain unresolved and could materially and adversely affect both the growth of Internet usage generally and our business in particular.

WE CANNOT BE CERTAIN THAT OUR ABILITY TO PROVIDE OUR COMMUNICATIONS SERVICES USING THE INTERNET WILL NOT BE ADVERSELY AFFECTED BY COMPUTER VANDALISM.

    Recently, computer vandals have caused certain leading Internet sites to shut down temporarily and have materially affected the performance of the Internet during key business hours by bombarding targeted sites with numerous false requests for data. While we do not operate any websites like those recently affected, we do rely on the Internet to deliver our international communications services. If the overall performance of the Internet is seriously downgraded by such website attacks or other acts of computer vandalism, our ability to deliver our communication services over the Internet could be adversely impacted, which could cause us to have to increase the amount of traffic we have to carry over alternative networks, including the more costly public-switched telephone network. In addition, traditional business interruption insurance may not cover losses we could incur because of any such disruption of the Internet. While some insurers are beginning to offer insurance products purporting to cover these losses, we do not have any of this insurance at this time.

INTERNATIONAL GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES COULD LIMIT OUR ABILITY TO PROVIDE OUR SERVICES OR MAKE THEM MORE EXPENSIVE.

    The regulatory treatment of Internet telephony outside of the United States varies widely from country to country. A number of countries currently prohibit or limit competition in the provision of traditional voice telephony services. Some countries prohibit, limit or regulate how companies provide Internet telephony. Some countries have indicated they will evaluate proposed Internet telephony service on a case-by-case basis and determine whether to regulate it as a voice service or as another telecommunications service, and in doing so potentially imposing settlement rates on Internet telephony providers. Finally, many countries have not yet addressed Internet telephony in their legislation or regulations. Increased regulation of the Internet and/or Internet telephony providers, or the prohibition of Internet telephony in one or more countries, could limit our ability to provide our services or make them more expensive.

    In addition, as we make our services available in foreign countries, and as we work to enable sales by our customers to end-users in foreign countries, such countries may claim that we are required to qualify to do business in that particular country, that we are otherwise subject to regulation, including requirements to obtain authorization, or that we are prohibited in all cases from conducting our business in that foreign country. Our failure to qualify as a foreign corporation in a jurisdiction in which we are required to do so or to comply with foreign laws and regulations could seriously restrict our ability to provide services in such jurisdiction, or limit our ability to enforce contacts in that jurisdiction. Our customers also currently are, or in the future may become, subject to these same requirements. We cannot assure you that our customers are currently in compliance with any such requirements or that they will be able to continue to comply with any such requirements. The failure of our customers to comply with applicable laws and regulations could prevent us from being able to conduct business with them. Additionally, it is possible that laws may be applied by the United States and/or other countries to transport services provided over the Internet, including laws governing:

    - sales and other taxes;

    - user privacy;

    - pricing controls;

    - characteristics and quality of products and services;

    - consumer protection;

    - cross-border commerce, including laws that would impose tariffs, duties and other import restrictions;

    - copyright, trademark and patent infringement; and

    - claims based on the nature and content of Internet materials, including defamation, negligence and the failure to meet necessary obligations.

    If foreign governments or other bodies begin to regulate or prohibit Internet telephony, this regulation could have a material adverse effect on our ability to attain or maintain profitability.

WE MAY BE REQUIRED TO SUSPEND OR DISCONTINUE OUR OPERATIONS IN ISRAEL WHICH WOULD PREVENT US FROM GENERATING REVENUE BY COMPLETING CALLS TO THAT COUNTRY.

    On October 6, 1999, our Israeli operations manager received a letter from the Israel Ministry of Communications alleging that our termination in Israel of international calls placed with calling cards from outside Israel and carried over the Internet, as described on our website, constituted the unauthorized provision of telecommunications services under Israeli law. This letter stated that we must immediately cease to supply these services. We and our Israeli telecommunications counsel initiated discussions with the Ministry of Communications, however the Ministry has not pursued this matter further. As of the date of this prospectus, we are unable to predict whether we will be forced to suspend or discontinue operations in Israel as a result of this action by the Ministry of Communications. We believe that we have valid defenses to the claims made in the letter and we have continued to terminate calls in Israel. In the event that we are unable to prevail in our discussions with the Ministry of Communications, we may be forced to suspend or permanently discontinue our operations in Israel. If we are required to suspend or permanently discontinue our operations in Israel, we will no longer be able to generate revenue from the termination of international traffic in Israel and our ability to increase our net revenue and achieve profitability will be adversely affected. For the period from inception, August 2, 1996, to December 31, 1996 and the years ended December 31, 1997, 1998 and 1999, we generated net revenue from our operations in Israel of approximately $0, $0, $261,000, and $2.2 million, respectively.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO DOMESTIC GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES WHICH COULD PREVENT US FROM EXECUTING OUR BUSINESS PLAN.

    While the Federal Communications Commission has tentatively decided that information service providers, including Internet telephony providers, are not telecommunications carriers for regulatory purposes, various companies have challenged that decision. Congress is dissatisfied with the conclusions of the FCC and the FCC could impose greater or lesser regulation on our industry. The FCC is currently considering, for example, whether to impose surcharges or other regulations upon certain providers of Internet telephony, primarily those that, unlike us, provide Internet telephony services to end-users located within the United States.

    Aspects of our operations may be, or become, subject to state or federal regulations governing universal service funding, disclosure of confidential communications, copyright and excise taxes. We cannot assure you that government agencies will not increasingly regulate Internet-related services. Increased regulation of the Internet may slow its growth. This regulation may also negatively impact the cost of doing business over the Internet and materially adversely affect our ability to attain or maintain profitability.

                         RISKS RELATING TO THE OFFERING

THE NOTES ARE SUBORDINATED TO OUR SENIOR INDEBTEDNESS.

    The notes are unsecured and subordinated to our senior indebtedness. As a result, we will not be able to make payments on the notes until we have paid in full all of our senior indebtedness in the event of our insolvency, liquidation, reorganization or payment default on senior indebtedness. We may, therefore, not have sufficient assets to pay the amounts due on the notes. Neither we nor our subsidiaries are prohibited from incurring debt under the notes indenture. If we incur additional debt, our ability to pay amounts due on the notes could be adversely affected. As of December 31, 1999, we had approximately $16.1 million of senior indebtedness. We may also incur additional debt in the future.

    The notes are obligations exclusively of iBasis. Our cash flow and our ability to service our debt, including the notes, is partially dependent upon the earning of our subsidiaries. In addition, we are partially dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

    Our right to receive any assets of any subsidiary upon its liquidation or reorganization, and, therefore your right to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. As of December 31, 1999, our subsidiaries had no obligations to which the notes are effectively subordinated.

WE MAY BE REQUIRED TO REPURCHASE THE NOTES UPON A REPURCHASE EVENT.

    You may require us to repurchase all or any portion of your notes upon a repurchase event. A repurchase event includes a change in control or a delisting of the common stock into which the notes are convertible. We may not have sufficient cash funds to repurchase the notes upon a repurchase event. We may elect, subject to specified conditions, to pay the repurchase price in common stock.

Although there are currently no restrictions on our ability to pay the repurchase price, future debt agreements may prohibit us from repaying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the notes we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under our indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

WE WILL BE SUBSTANTIALLY INCREASING OUR INDEBTEDNESS.

    As a result of the sale of the notes, we will incur $150 million of additional indebtedness assuming that the underwriters' over-allotment option is not exercised, increasing our ratio of debt to equity, expressed as a percentage, from approximately 12.7% to approximately 130.9% as of December 31, 1999 on a pro forma basis giving effect to the sale of the notes. Our principal and interest payment obligations will increase substantially as a result of this indebtedness. There is a possibility that we may be unable to generate cash sufficient to pay the principal, interest and other amounts due in respect of our own indebtedness when due. We may also obtain additional long-term debt and working capital lines of credit to meet future financing needs. There can be no assurance that additional financing arrangements will be available on commercially reasonable terms or at all. Our substantial leverage could have significant negative consequences, including:

    - increasing our vulnerability to general adverse economic and industry conditions;

    - limiting our ability to obtain additional financing;

    - requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

    - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

    - placing us at a possible competitive disadvantage in relation to less leveraged competitors and competitors that have better access to capital resources.

WE MAY NOT BE ABLE TO PAY OUR DEBT AND OTHER OBLIGATIONS.

    Our cash flow generated during the year ended December 31, 1999 would have been insufficient to pay the amount of interest payable annually on the notes, and there can be no assurance that we will be able to pay interest and other amounts due on the notes as and when they become due and payable. If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes or our other obligations, we would be in default under their terms, which would permit the holders of the notes to accelerate the maturity of the notes and could also cause defaults under current indebtedness or future indebtedness we may incur. Any default could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, there can be no assurance that we would be able to repay amounts due on the notes if payment of the notes were to be accelerated following the occurrence of an event of default as defined in the notes indenture.

THERE IS NO PUBLIC MARKET FOR THE NOTES.

    There has been no trading market for the notes prior to this offering. Although the underwriters have advised us that they intend to make a market in the notes, they are not obligated to make a market in the notes. The underwriters could stop making a market at any time without notice. Accordingly, no market for the notes may develop, and any market that develops may not last. We do not intend to apply for listing of the notes on any security exchange or other stock market.

ANY RATING OF THE NOTES MAY CAUSE THEIR TRADING PRICE TO FALL.

    We believe that one or more rating agencies may rate the notes. If the rating agencies rate the notes, they may assign a lower rating than expected by investors. Rating agencies may also lower ratings on the notes in the future. If the rating agencies assign a lower than expected rating or reduce their ratings in the future, the trading price of the notes could decline.

OUR BUSINESS COULD BE HURT IF MANAGEMENT USES OUR PROCEEDS FROM THIS OFFERING INEFFECTIVELY.

    Our management will have flexibility in applying the net proceeds of this offering. We intend to use the proceeds of this offering for general corporate purposes, including capital expenditures to be made in connection with the deployment of new services. These purposes could also include strategic acquisitions or investments, international expansion, technical upgrades of internal systems and other working capital requirements. We expect to spend a significant portion of the net proceeds of this offering on capital equipment purchases necessary to deploy our new services. There can be no assurance that these services will be accepted by our customers, or that we will be able to generate sufficient revenue from such services to justify such capital expenditures. The failure of our management to apply the proceeds of this offering effectively could have a material adverse effect on our business, results of operations and financial conditions. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed description of how management intends to apply the proceeds of this offering.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor for forward-looking statements in these sections. These forward-looking statements include, without limitation, statements about our market opportunity, strategies, competition, expected activities and investments as we pursue our business plan, and the adequacy of our available cash resources. These forward-looking statements are usually accompanied by words such as "believe," "anticipate," "plan," "seek," "expect," "intend" and similar expressions. The forward-looking information is based on various factors and was derived using numerous assumptions. Our actual results could be materially different or worse from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in this prospectus.

                                USE OF PROCEEDS


    We expect to receive net proceeds of $144.9 million from the sale of notes in this offering, or $166.7 million if the underwriters' over-allotment option is exercised in full, and after deducting underwriting discounts and the estimated offering expenses payable by us. We intend to use the proceeds of this offering for general corporate and working capital purposes, including the purchase of capital equipment in connection with the deployment of new services.


    In addition, we may use a portion of the net proceeds of this offering to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no specific agreements or commitments with respect to these transactions. Accordingly, our management will retain broad discretion as to the allocation of the net proceeds of this offering. We intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities pending the above uses.

    The principal purposes of this offering are to:

    - increase available working capital; and

    - increase our visibility in the marketplace.

    We believe that the net proceeds of the offering and cash balances will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to operate and expand our business. Furthermore, our existing loan agreement prohibits the payment of dividends.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Ratio of earnings to fixed charges..........................     (28.1)     (74.4)     (19.1)
  Pro forma ratio of earnings to fixed charges (1)..........        --         --
Deficiency of earnings available to cover fixed charges (in
  thousands)................................................        32         76      1,049

------------------------

(1) Gives effect to the issuance of the notes.

    For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense incurred, including capital leases, amortization of interest costs and the portion of rental expense under operating leases that we deem to be representative of the interest factor.

                          PRICE RANGE OF COMMON STOCK

    Our common stock began trading publicly on the Nasdaq National Market on November 10, 1999 and is traded under the symbol "IBAS." The following table shows the range of the high and low per share bid prices of the common stock, as reported by the Nasdaq National Market for the period indicated.


                                                                HIGH       LOW
                                                              --------   --------
  Fourth Quarter ended December 31, 1999 (from November 10,
  1999).....................................................   $42.31     $24.13
  First Quarter ended March 31, 2000 (through March 6,
  2000).....................................................   $93.06     $28.25



    On March 6, 2000, the closing price of the common stock on the Nasdaq National Market was $79.375 per share, the high and low bid prices were approximately $80.75 and $60.00 and there were approximately 120 holders of record of the common stock.

                      CONCURRENT OFFERING OF COMMON STOCK


    We plan to offer in a separate and concurrent public offering 3,500,000 shares of our common stock (4,025,000 shares if the underwriters' over-allotment option is exercised in full), of which 2,030,085 shares are offered by us and 1,469,915 shares are being offered by selling stockholders (2,443,493 shares and 1,581,507 shares if the underwriters' over-allotment option is exercised in full). Neither completion of this note offering nor completion of the concurrent common stock offering is contingent upon completion of the other.


                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1999:

    - on an actual basis; and

    - on a pro forma basis to give effect to the sale of $150 million aggregate principal amount of notes.

    This table should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                                ACTUAL     PRO FORMA
                                                              ----------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Long-term obligations:
    % Convertible Subordinated Notes due 2005...............   $     --    $ 150,000
  Capital lease obligations, net of current portion.........     11,689       11,689
                                                               --------    ---------
Stockholders' equity (deficit):
  Common stock, $0.001 par value per share; 85,000,000
    shares authorized, 31,642,728 issued and outstanding,
    actual and pro forma....................................         32           32
Additional paid-in capital..................................    156,888      156,888
Deferred compensation.......................................     (2,201)      (2,201)
Accumulated deficit.........................................    (27,815)     (27,815)
                                                               --------    ---------
    Total stockholders' equity..............................    126,904      126,904
                                                               --------    ---------
      Total capitalization..................................   $138,593    $ 288,593
                                                               ========    =========

    The common stock to be outstanding after this offering is based on 31,642,728 shares outstanding as of December 31, 1999 and excludes:

    - 3,005,850 shares of common stock issuable upon the exercise of outstanding stock options and warrants outstanding at December 31, 1999 at a weighted average exercise price of $4.31 per share;

    - 2,531,150 additional shares of common stock reserved for issuance under our stock incentive plan. See "Management--1997 Stock Incentive Plan";

    - additional shares of common stock initially issuable upon conversion of the notes offered hereby; and


    - 2,030,085 additional shares of common stock that we may sell in a concurrent public offering of common stock. Neither completion of this note offering nor completion of the concurrent common stock offering is contingent upon completion of the other.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following historical selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information appearing elsewhere in this prospectus. The consolidated statements of operations data set forth below for the period from inception, August 2, 1996, to December 31, 1996, are derived from, and qualified by reference to, our consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants but are not included in this prospectus. The consolidated statements of operations data set forth below for the years ended December 31, 1997, 1998 and 1999, and the consolidated balance sheet data at December 31, 1998 and 1999 are derived from, and qualified by reference to, our consolidated financial statements which have been audited by Arthur Andersen LLP, together with their report thereon included elsewhere in this prospectus.

                                                              PERIOD FROM INCEPTION
                                                                (AUGUST 2, 1996)
                                                                 TO DECEMBER 31,         YEAR ENDED DECEMBER 31,
                                                              ---------------------   ------------------------------
                                                                      1996              1997       1998       1999
                                                              ---------------------   --------   --------   --------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net revenue.................................................         $   --            $  127    $ 1,978    $ 19,417
Operating expenses:
Data communications and telecommunications..................             --               187      2,730      21,007
Research and development....................................             76               317      1,674       6,183
Selling and marketing.......................................             --                97      1,160       5,568
General and administrative..................................             --               454      1,365       5,309
Depreciation and amortization...............................             --                19        364       2,997
Loss (gain) on disposal of property and equipment...........             --                --        531         (15)
                                                                     ------            ------    -------    --------
  Total operating expenses..................................             76             1,074      7,824      41,049
  Loss from operations......................................            (76)             (947)    (5,846)    (21,632)
                                                                     ------            ------    -------    --------
Interest income.............................................             --                17        179       1,329
Interest expense............................................             --                (4)       (53)       (836)
Other income (expense), net.................................             --                 8         (7)          3
Minority interest in loss of joint venture..................             --                --         --          49
                                                                     ------            ------    -------    --------
  Net loss..................................................            (76)             (926)    (5,727)    (21,087)
Accretion of dividends on redeemable convertible preferred
  stock.....................................................             --                --       (219)     (1,020)
                                                                     ------            ------    -------    --------
  Net loss applicable to common stockholders................         $  (76)           $ (926)   $(5,946)   $(22,107)
                                                                     ======            ======    =======    ========
Pro forma net loss applicable to common stockholders........                                     $(5,727)   $(21,087)
                                                                                                 =======    ========
Basic and diluted net loss per share applicable to common
  stockholders..............................................         $(0.01)           $(0.15)   $ (0.99)   $  (2.29)
                                                                     ======            ======    =======    ========
Basic and diluted weighted average common shares outstanding
  (1).......................................................          6,000             6,006      6,023       9,655
Pro forma basic and diluted net loss per share (1) (2)......                                     $ (0.44)   $  (0.97)
                                                                                                 =======    ========
Pro forma basic and diluted weighted average common shares
  outstanding (1) (2).......................................                                      13,068      21,651

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  7,399   $123,666
Working capital.............................................     4,241    115,154
Total assets................................................    12,772    153,473
Capital lease obligations, net of current portion...........       213     11,689
Redeemable convertible preferred stock......................    10,719         --
Total stockholders' equity..................................    (2,697)   126,904

--------------------------
(1) Computed on the basis described in Note 1(d) of the notes to our consolidated financial statements appearing elsewhere in this prospectus.

(2) Adjusted to give effect to the conversion of all shares of preferred stock, Class A and Class B common stock from the date of original issuance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE FUTURE RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a provider of international voice and fax call completion services, and other value-added services using the Internet. We were incorporated in August 1996 and commenced commercial operations in May 1997. We first recorded revenue from the sale of equipment in May 1997, and first recorded revenue from the sale of voice and fax services over our network in January 1998. In
July 1999, we changed our name from "VIP Calling, Inc." to "iBasis, Inc." In November 1999, we completed our initial public offering and issued 7,820,000 shares of common stock, which resulted in total net proceeds to us of approximately $114.7 million. During the period from inception to the commencement of substantial scale commercial operations in the first quarter of 1998, our operating activities were focused primarily upon:

    - assembling an experienced management team;

    - obtaining additional financing;

    - testing available gateway technologies and evaluating gateway vendors;

    - developing relationships with local service providers in overseas destinations;

    - developing and testing our proprietary software, Assured Quality Routing, including developing quality measurements and thresholds; and

    - providing gateway vendors technical support and analysis.

    Since the first quarter of 1998, we have been principally involved in the following operating activities:

    - increasing the capacity of and improving our network by deploying additional equipment and enhancing our global network operations center;

    - increasing the number of countries to which we provide service over our network by entering into arrangements with local service providers at various destinations;

    - refining our proprietary software applications to enable us to offer high quality international voice and fax call completion services, and other value-added services; and

    - increasing our sales and marketing efforts to increase the traffic over our network.

    Since January 1998, we have derived substantially all of our revenue from the provision of international voice and fax call completion services over our network. In order to complete voice or fax calls to a particular destination, we are required to enter into arrangements with local service providers that have the ability to route the calls to their eventual destinations. This process typically involves several steps, including the search for a local service provider, the negotiation of terms with this provider, and upon reaching terms, establishing connections from the local service provider to the Internet and the local phone company. At the same time, our carrier sales department begins to sell the newly contracted destination to our carrier customers. The entire process, from the beginning of the search for a local service provider to the commencement of commercial traffic, can take several months.

    To date, we have not been able to handle traffic over our network for sustained periods at a cost less than the revenue we derive from completing such traffic. In part, this has resulted from the costs associated with using traditional circuit-switched voice networks for back-up and the completion of calls to destinations where our network does not have sufficient capacity. We are deploying systems and strengthening operating procedures intended to significantly reduce the negative impact of that traffic, however, there can be no assurance that such systems and procedures will prove effective. We believe that if we are able to generate sufficient volumes of traffic and develop sufficient capacity over our network, economies of scale will result that will permit us to complete voice and fax calls, and deliver other value-added services, on a profitable basis.

    Since our inception in August 1996, we have experienced operating losses in each quarterly and annual period and negative cash flows from operations in each quarter since we commenced offering services over our network in January 1998. As of December 31, 1999, we had an accumulated deficit of approximately
$27.8 million. The profit potential of our business is unproven, and our limited operating history makes an evaluation of our company and our prospects difficult. We may not generate revenue sufficient to achieve profitability or, if we achieve profitability, we might not sustain profitability.

    Since our initial public offering in November 1999, we have announced several developments:

    - On December 6, 1999, we announced that we would begin offering Internet telephony hosting services on the iBasis Network. These services will provide customers with access to a turnkey solution that enables them to quickly begin offering voice, fax, pre-paid calling and other value-added Internet telephony services in our international markets with minimal capital investment.

    - On January 19, 2000, we announced that we will be offering service level agreements to our international customers, which guarantee customers sending calls over our network call completion rates equivalent to or better than those provided by alternative networks, including the public-switched telephone network.

    - On February 3, 2000, we announced our intention to deploy Cisco Systems' uOne-TM- application on the iBasis Network, thereby allowing communications service providers to provide unified communications services to their end-user customers over our network.

                             RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    NET REVENUE. Our primary source of revenue is the fees that we receive from customers for completing calls over our network. This revenue is dependent on the volume of voice and fax traffic carried over the network, which is measured in minutes. We charge our customers fees per minute of traffic that are dependent on the length and destination of the call and recognize this revenue in the period in which the call is completed. We also derive a limited amount of revenue from the sale of equipment to our customers. Most of these equipment sales are financed by us by offsetting termination fees otherwise payable to local service providers against the equipment purchase price until the full purchase price has been paid.

    Our net revenue increased by $17.4 million to $19.4 million in the year ended December 31, 1999 from $2.0 million in the year ended December 31, 1998. This increase was primarily driven by an increase in revenue from voice and fax call completion services to $19.0 million in 1999 from $1.7 million in 1998. The increase in voice and fax call completion services net revenue resulted from an increase in the amount of traffic carried over our network to 156.5 million minutes in 1999 from 12.1 million minutes in 1998. Net revenue from the sale of equipment increased to $435,000 in 1999 from $273,000 in 1998.

    DATA COMMUNICATIONS AND TELECOMMUNICATIONS EXPENSES. Data communications and telecommunications expenses are comprised primarily of termination fees, purchased minutes, equipment expense and other expenses associated with data communications and telecommunications.

Termination fees are paid to local service providers to terminate calls received from our network. This traffic is measured in minutes, and the per minute rates charged for terminating calls are negotiated with the local service provider and included in our contract with our local service provider. Should competition cause a decrease in our prices and, as a result our profit margins, our contracts with our providers typically provide us with the right to renegotiate the per minute termination fees. Purchased minutes are fees we pay to other telecommunications carriers for completing calls over the public circuit-switched network to destinations outside of our network, and as a back-up to our network when our proprietary Assured Quality Routing software indicates that either these lines are needed to maintain the quality of our services or our capacity to a particular destination has been exceeded. The amount of these fees depends on the volume of voice and fax traffic carried over the public circuit-switched network, which is also measured in minutes of traffic. The per minute rate charge for purchased minutes is negotiated with public circuit-switched network carriers for each destination served. The primary direct expenses that we incur in selling our equipment are those incurred to purchase the component parts of our equipment from a variety of vendors. These expenses are recorded when the equipment is installed and operational. The expenses vary on the basis of the number of units to be completed and delivered in a particular period, and will increase as equipment sales increase. Other data communication and telecommunications expenses include charges for Internet access at our Internet branch offices, fees for the fiber optic connections between our Internet branch offices and our customers and/or suppliers, facilities charges for overseas Internet access and phone lines to the primary telecommunications carriers in particular countries, and charges for the limited number of dedicated international private line circuits we use.

    Data communications and telecommunications expenses increased by $18.3 million to $21.0 million in 1999 from $2.7 million in 1998. The increase in data communications and telecommunications expense was driven by the increase in traffic described above, as termination fees increased to $8.5 million in 1999 from $579,000 in 1998, and purchased minutes increased to $7.7 million in 1999 from $921,000 in 1998. Equipment expenses directly related to equipment sales increased to $437,000 in 1999 from $217,000 in 1998. Other data communications and telecommunications expenses, including Internet access, public circuit-switched network access, and international private line charges, increased to $4.4 million in 1999 from $1.0 million in 1998. As a percentage of total revenue, data communications and telecommunications expenses decreased to 108% in 1999 from 138% in 1998. We expect termination fee expense and purchased minute expense to increase as our net revenue increases. We also expect other data communications and telecommunications expenses to increase as we enter into new relationships with local service providers in international destinations and as we add capacity to our network.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses include the expenses of developing, operating, supporting and expanding our international and domestic network, expenses associated with improving and operating our global network operations center, salary, and payroll taxes and benefits paid for employees directly involved in the development and operation of our global network operations center and the rest of our network. Also included in this category are research and development expenses that consist primarily of expenses incurred in enhancing, developing, updating and supporting our network and our proprietary software applications.

    Research and development expenses increased by $4.5 million to $6.2 million in 1999 from $1.7 million in 1998. This increase in research and development expenses is due principally to the increase in personnel within the group to 62 at the end of 1999 from 20 at the end of 1998. As a percentage of total revenue, research and development expenses decreased to 32% in 1999 from 85% in 1998. We expect that research and development expense will continue to increase as we expand the coverage of our network, increase the number of our service offerings and increase the functionality of our network.

    SELLING AND MARKETING EXPENSES. Selling and marketing expenses include expenses relating to the salaries, payroll taxes, benefits and commissions that we pay for sales personnel and the expenses associated with the development and implementation of our promotion and marketing campaigns, including expenses relating to our outside public relations firm and industry analysts. Selling and marketing expenses increased by $4.4 million to $5.6 million in 1999 from $1.2 million in 1998. This increase is attributable to an increase in the number of personnel employed in selling and marketing to 47 at the end of 1999 from eight at the end of 1998, and increased marketing expenses, particularly in connection with a public relations campaign we initiated in October 1998. As a percentage of total revenue, selling and marketing expenses decreased to 29% in 1999 from 59% in 1998. We anticipate that selling and marketing expenses will increase in the future as we expand our domestic and international sales force, hire additional marketing personnel and increase expenditures for promotion and marketing.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include salary, payroll tax and benefit expenses and related costs for general corporate functions, including executive management, administration, facilities, information technology and human resources. General and administrative expenses increased by $3.9 million to $5.3 million in 1999 from $1.4 million in 1998. General and administrative expenses increased primarily due to an increase in the number of employees to 38 at the end of 1999 from six at the end of 1998, an increase in consulting and professional fees, and an increase in our allowance for doubtful accounts. As a percentage of total revenue, general and administrative expenses decreased to 27% in 1999 from 69% in 1998. We expect that general and administrative expenses will increase in the future as we hire additional personnel and incur additional costs related to the growth of our business and operations. In addition, we expect to expand our facilities and incur associated expenses to support our anticipated growth.

    DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses increased by $2.6 million to $3.0 million in 1999 from $364,000 in 1998. This increase primarily resulted from additional purchases of capital equipment and software that were needed to support our expanding network. As a percentage of total revenue, depreciation and amortization expense decreased to 15% in 1999 from 18% in 1998.

    INTEREST INCOME AND INTEREST EXPENSE. Interest expense is primarily comprised of interest paid on the various capital leases pursuant to which we have financed a substantial majority of the hardware components of our network. Interest income is primarily composed of income earned on our cash and cash equivalents. Interest income increased by $1.1 million to $1.3 million in 1999 from $179,000 in 1998. This increase was primarily attributable to increased interest earnings on our cash and cash equivalents, which increased by $116.3 million from $7.4 million as a result of our initial public offering, which was completed in November 1999. Interest expense increased by $783,000 to $836,000 in 1999 from $53,000 in 1998. This increase was attributable to interest paid on capital equipment financing.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    NET REVENUE. Our net revenue increased by $1.9 million to $2.0 million in the year ended December 31, 1998 from $127,000 in the year ended December 31, 1997. This increase was primarily driven by an increase in net revenue from voice and fax services to $1.7 million in 1998 from no net revenue in 1997, as we did not begin carrying voice and fax call completion services on our network until January 1998, and in 1998, we carried 12.1 million minutes. In addition, equipment sales increased to $273,000 in 1998 from $107,000 in 1997.

    DATA COMMUNICATIONS AND TELECOMMUNICATIONS EXPENSES. Data communications and telecommunications expenses increased by $2.5 million to $2.7 million in 1998 from $187,000 in 1997. The increase in data communications and telecommunications expense was driven by the increase in traffic described above. Termination fees increased to $579,000 in 1998 from no fees in 1997. We did not incur termination fees in 1997 because we did not carry traffic during that period. Purchased minutes expense increased to $921,000 in 1998 from $12,000 in 1997. Equipment expenses directly related to equipment sales increased to $217,000 in 1998 from $82,000 in 1997. Other data communications and telecommunications expenses, including Internet access, telco access, and international private line charges, increased to $1.0 million in 1998 from $93,000 in 1997. As a percentage of total revenues, data communications and telecommunications expenses decreased to 138% in 1998 from 146% in 1997.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $1.4 million to approximately $1.7 million in 1998 from $318,000 in 1997. This increase in research and development expenses is due principally to the hiring of additional personnel, from three at December 31, 1997 to 20 at December 31, 1998. As a percentage of total revenue, research and development expenses decreased to 85% in 1998 from 250% in 1997.

    SELLING AND MARKETING EXPENSES. Selling and marketing expenses increased by approximately $1.1 million to approximately $1.2 million in 1998 from $98,000 in 1997. This increase is attributable to an increase in the number of personnel employed in selling and marketing to eight at December 31, 1998 from two at December 31, 1997, increased travel expenses related to the domestic and overseas sales efforts which began in 1998, and increased marketing expenses, particularly in connection with a public relations campaign we initiated in October 1998.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $912,000 to $1.4 million in 1998 from $454,000 in 1997. General and administrative expenses increased primarily due to an increase in the number of employees to six at December 31, 1998 from two at December 31, 1997, an increase in professional fees, and an increase in our allowance for doubtful accounts. As a percentage of total revenue, general and administrative expenses decreased to 69% in 1998 from 356% in 1997.

    DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses increased by $345,000 to $364,000 in 1998 from $19,000 in 1997. This increase primarily resulted from additional purchases of capital equipment and software that were needed to support our expanding network. As a percentage of total revenue, depreciation and amortization expense increased to 18% in 1998 from 15% in 1997.

    INTEREST INCOME, INTEREST EXPENSE AND LOSS ON DISPOSAL OF ASSETS. Interest income increased by $162,000 to $179,000 in 1998 from $17,000 in 1997. This increase was primarily attributable to increased interest earnings on our cash and cash equivalents. Interest expense increased by $49,000 to $53,000 in 1998 from $4,000 in 1997. This increase was attributable to interest paid on capital equipment financing. Loss on disposal was $531,000 in 1998. No loss on disposal was recorded in 1997. This loss was attributable to the write-off and disposal of all of our former network equipment, which we replaced with Cisco Systems' hardware during the course of 1998.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $242,000 to approximately $318,000 in 1997 from $76,000 in 1996. The increase in research and development expenses is due principally to the development of our network as we prepared to commence operations.

    We were incorporated in August 1996 and commenced commercial operations in May 1997. As of December 31, 1997, we were still in our development stage and had not generated any revenue from operations. Accordingly, we believe that year-to-year comparisons of the results of operations for the years ended December 31, 1996 and 1997 are not meaningful and should not be relied upon as an indication of future performance.

UNAUDITED QUARTERLY OPERATING RESULTS

    The following tables set forth certain unaudited quarterly operating results for each of our six fiscal quarters in the 18-month period ended December 31, 1999, certain financial data expressed as a percentage of net revenue, and certain other operating data. The financial information set forth below has been derived from unaudited consolidated financial statements that, in management's opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                 THREE MONTHS ENDED
                                         ------------------------------------------------------------------
                                         SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                           1998        1998       1999        1999       1999        1999
                                         ---------   --------   ---------   --------   ---------   --------
                                                                   (IN THOUSANDS)
Net revenue............................   $   387    $ 1,405     $ 2,414    $ 3,623     $ 5,780    $ 7,600
Operating expenses:
  Data communications and
    telecommunications.................       663      1,491       2,586      4,029       6,204      8,188
  Research and development.............       454        651         865      1,317       1,837      2,164
  Selling and marketing................       303        492         837      1,210       1,534      1,987
  General and administrative...........       316        624         611        887       1,470      2,341
  Depreciation and amortization........        95        152         233        632       1,024      1,108
  Loss (gain) on disposal of property
    and equipment......................        --        531          --        (15)         --         --
                                          -------    -------     -------    -------     -------    -------
      Total operating expenses.........     1,831      3,941       5,132      8,060      12,069     15,788
                                          -------    -------     -------    -------     -------    -------
      Loss from operations.............    (1,444)    (2,536)     (2,718)    (4,437)     (6,289)    (8,188)
Interest income........................        51        103          53         31         220      1,025
Interest expense.......................       (19)        (6)        (60)      (169)       (217)      (390)
Other income expense, net..............        --         --          (2)        (1)          6         --
Minority interest in loss of joint
  venture..............................        --         --          49         --          --         --
                                          -------    -------     -------    -------     -------    -------
      Net loss.........................   $(1,412)   $(2,439)    $(2,678)   $(4,576)    $(6,280)   $(7,553)
                                          =======    =======     =======    =======     =======    =======

                                                                   THREE MONTHS ENDED
                                           ------------------------------------------------------------------
                                           SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                             1998        1998       1999        1999       1999        1999
                                           ---------   --------   ---------   --------   ---------   --------
Net revenue..............................    100.0%      100.0%     100.0%      100.0%     100.0%      100.0%
Operating expenses:
  Data communications and
    telecommunications...................    171.3       106.1      107.1       111.2      107.3       107.7
  Research and development...............    117.3        46.3       35.8        36.4       31.8        28.5
  Selling and marketing..................     78.2        35.0       34.7        33.4       26.5        26.1
  General and administrative.............     81.7        44.5       25.3        24.4       25.4        30.8
  Depreciation and amortization..........     24.5        10.8        9.7        17.4       17.7        14.6
  Loss (gain) on disposal of property and
    equipment............................      0.0        37.8        0.0        (0.4)       0.0         0.0
                                            ------      ------     ------      ------     ------      ------
      Total operating expenses...........    473.0       280.5      212.6       222.4      208.7       207.7
                                            ------      ------     ------      ------     ------      ------
      Loss from operations...............   (373.0)     (180.5)    (112.6)     (122.4)    (108.7)     (107.7)
                                            ------      ------     ------      ------     ------      ------
Interest income (expense), net...........      8.1         6.9       (0.2)       (3.9)       0.0         8.4
Other expense, net.......................      0.0         0.0       (0.1)        0.0        0.0         0.0
Minority interest in loss of joint
  venture................................      0.0         0.0        2.0         0.0        0.0         0.0
                                            ------      ------     ------      ------     ------      ------
      Net loss...........................   (364.9)%    (173.6)%   (110.9)%    (126.3)%   (108.7)%     (99.3)%
                                            ======      ======     ======      ======     ======      ======

    Our operating results have fluctuated greatly during the period since inception, and in the period since we began offering commercial scale services in June 1998. We expect that our operating results will continue to fluctuate based on a number of factors, including:

    - the amount of traffic we are able to sell to our customers, and their decisions on whether to route traffic over our network;

    - pricing pressure in the international long distance market;

    - the percentage of traffic that we are able to carry over the Internet or over our dedicated international private circuit lines, rather than over the more costly traditional public-switched telephone network;

    - loss of arbitrage opportunities resulting from declines in international settlement rates or tariffs;

    - our ability to negotiate changes in the termination fees charged by our local providers when margins deteriorate;

    - capital expenditures required to expand or upgrade our network;

    - changes in call volume among the countries to which we complete calls;

    - technical difficulties or failures of our network systems or third-party delays in expansion or provisioning system problems;

    - our ability to offer value-added services that are appealing to the market; and

    - currency fluctuations in countries where we operate.

    The telecommunications services market experiences different pricing pressures for traffic to different destinations. The level of pressure depends on the regulatory status of Internet telephony in the terminating country, competition from other carriers to the country, and technological advances allowing for higher utilization of existing capacity. The rate to each country differs greatly, so completing calls in different countries yields varying levels of revenue per minute of traffic. Our revenue per minute will fluctuate as our mix of traffic among the countries to which we complete calls changes. In developing our network, we have targeted potential partners in countries that we believe offer the highest revenue per minute for terminating traffic.

    In addition, we have no fixed purchase commitments from our communications service provider customers, and any customer could decide to route its traffic over alternative networks practically instantly. Accordingly, it is difficult for us to accurately project the amount of traffic we will be able to sell in any future period. Furthermore, because we have derived a significant portion of our revenue to date from a small number of customers, the loss of one or more major customers could have a material adverse effect on our business, financial condition and results of operations. In addition, we depend on local service providers to terminate calls in our overseas destinations. The loss of a relationship with one or more of these service providers could result in us being unable to provide call completion to that country. See "Risk Factors--Risks Related to Our Operations."

LIQUIDITY AND CAPITAL RESOURCES

    Our principal capital and liquidity needs historically have related to the development of our network infrastructure, our sales and marketing activities, research and development expenses, and general capital needs. Our capital needs have been met, in large part, from the net proceeds from our initial public offering and the sale of our Class B common stock and preferred stock. As we placed greater emphasis on expanding our network infrastructure, we have also sought to meet our capital needs through vendor capital leases and other equipment financings. We have also established a line of credit with a bank.

    Net cash provided by financing activities was $2.9 million for the year ended December 31, 1997, $11.6 million for the year ended December 31, 1998, and $139.0 million for the year ended

December 31, 1999. These amounts are primarily attributable to the net proceeds from our initial public offering and the issuance of Class B common stock and preferred stock.

    Net cash used in operating activities was $666,000 for the year ended December 31, 1997, $2.1 million for the year ended December 31, 1998, and $16.7 million for the year ended December 31, 1999. Cash used in operating activities for all periods resulted from net losses and increases in accounts receivable, which were partially offset by increases in accounts payable and accrued liabilities.

    Net cash used in investing activities was $511,000 for the year ended December 31, 1997, $3.8 million for the year ended December 31, 1998, and $6.0 million for the year ended December 31, 1999. Cash used in investing activities was primarily related to purchases of equipment.

    The continued development and expansion of our sales and marketing efforts and network infrastructure, as well as the further development or the possible acquisition of new services, are expected to require substantial cash expenditures. In addition, our existing operations are not currently profitable on a stand-alone basis. As a result, we expect to continue to incur operating losses and negative cash flows from operations for the foreseeable future. We have budgeted our future capital requirements based on current estimates of our future revenue and with a view to current competitive factors and the domestic and international regulatory environment pertaining to our business. We cannot be certain that actual revenue will be in line with management's expectations or that expenditures will not be significantly higher than anticipated. In addition, there can be no assurance that we will be able to meet our strategic objectives or that we will have access to adequate capital resources on a timely basis, or at all, or that such capital will be available on terms that are acceptable to us. We may consider potential acquisitions or other strategic arrangements that may fit our strategic plan. Any such acquisitions or strategic arrangements likely would require additional equity or debt financing, which may result in dilution.

    CLASS B COMMON STOCK AND PREFERRED STOCK FINANCINGS. In February, March and April 1997, we issued and sold 1,500,000 shares of our Class B common stock to our founders and a number of independent investors in a transaction that resulted in gross proceeds of $500,000.

    In October, November and December 1997, and March and June 1998, subject to commitments made in 1997, we issued and sold an aggregate of 1,250,000 shares of Series A preferred stock to a number of new independent investors, our founders and certain of our other existing stockholders in a transaction that resulted in gross proceeds of $3.75 million.

    On August 26, 1998, we issued and sold 6,562,500 shares of Series B preferred stock to a number of new independent investors, our founders and certain of our other existing shareholders in a transaction that resulted in gross proceeds of $10.5 million.

    In July 1999, we issued and sold an aggregate of 5,744,103 shares of Series C preferred stock to a number of new independent investors, our founders and certain of our other existing shareholders in a transaction that resulted in gross proceeds of $25.1 million.

    INITIAL PUBLIC OFFERING. In November 1999, we completed our initial public offering and issued 7,820,000 shares of common stock, which resulted in total net proceeds to us of $114.7 million.

    Upon the completion of our initial public offering, all outstanding shares of our preferred stock and Class B common stock automatically converted into the following number of shares of Class A common stock:

                                                            NUMBER OF SHARES OF
                                                           CLASS A COMMON STOCK
                                                           ---------------------
Series A preferred stock.................................        3,750,000
Series B preferred stock.................................        6,562,500
Series C preferred stock.................................        5,744,103
Class B common stock.....................................        1,500,000

Subsequently, all outstanding shares of Class A common stock converted into 23,738,353 shares of common stock.

    EQUIPMENT LEASING AND FINANCING. We lease equipment from Cisco Systems Capital Corporation and TLP Leasing under master agreements and multiple lease sub-agreements. Each of the multiple equipment leases specifies its own term, rate and payment schedule, depending upon the value and amount of equipment leased. As of December 31, 1999, the aggregate outstanding balance under our leases from Cisco was $14.0 million, and we had an additional $1.0 million available for borrowing under that master agreement. As of the same date, the aggregate outstanding balance under the TLP master lease was $1.4 million, with no additional amount available for borrowing under that lease program.

    We have a credit facility allowing us to borrow up to $750,000 from Silicon Valley Bank in equipment advances for equipment purchased before July 31, 1999. As of December 31, 1999, we had made borrowings in the aggregate amount of $506,000 under this equipment facility. Interest accrues on the average outstanding daily balance of the equipment advances at an annual rate equal to the prime rate plus 1 1/2%. The outstanding principal and interest of these equipment advances are payable in 36 equal monthly installments of combined principal and interest, with the first payment due August 5, 1999. No equipment advances may be borrowed after July 31, 1999, and any amounts repaid may not be reborrowed. We expect to continue to use equipment leasing alternatives as we expand our network if alternatives are available on favorable terms.

    REVOLVING LINE OF CREDIT. On June 18, 1999, we entered into a Loan and Security Agreement with Silicon Valley Bank that provides us with access to a $1.5 million revolving credit facility. The line of credit is secured by a lien on all of our assets, receivables and after acquired property. Interest accrues daily on the unpaid principal of the facility at an annual rate equal to the prime rate, as defined in the Loan and Security Agreement, plus 1%. We must make interest payments on outstanding borrowings on a monthly basis, otherwise any unpaid interest is added to the outstanding principal amount, and accrues interest at the same rate. As of December 31, 1999, we had made no borrowings under the Loan and Security Agreement. All outstanding amounts under our line of credit shall become due and payable in full on June 18, 2000.

YEAR 2000 READINESS

    The year 2000 problem stems from the fact that many currently installed computer systems include software and hardware products that are unable to distinguish 21(st) century dates from those in the 20(th) century. As a result, computer software and hardware used by many companies and governmental agencies may need to be upgraded to support year 2000 requirements or risk system failure or miscalculations causing disruptions to normal business activities.

    We are a comparatively new enterprise, and accordingly, the software and hardware we use to manage our business has all been purchased or developed by us within the last 18 months. While this fact does not necessarily protect us against year 2000 exposure, we believe we gain some mitigation from the fact that the information technology we use to manage our business is not based upon "legacy" hardware and software systems. "Legacy system" is a term often used to describe hardware and software systems which were developed in previous years when there was less awareness of year 2000 issues. Generally, hardware and software design within more recent years in particular has given greater consideration to year 2000 issues. All of the software code we have internally developed to manage our network traffic, for example, is written and tested to be year 2000 ready.

    STATE OF READINESS. We are continuing to assess the corporate systems and operations that we believe could be affected by the year 2000 problem. We focused our year 2000 compliance review on three areas:

    - information technology infrastructure, including the operation of the iBasis Network and related software applications;

    - third-party compliance; and

    - non-information technology systems.

    Our own personnel performed all of the assessment, remediation and testing of our systems; to date we have not engaged any outside service or consultants to test or review our systems for year 2000 readiness.

    INFORMATION TECHNOLOGY INFRASTRUCTURE. Because our network and business systems are essential to our business, financial condition and results of operations, we began assessing these systems prior to other less critical information technology systems. We use the following information technology for our infrastructure:

    - critical systems directly responsible for processing Internet telephony including:

        - our billing and provisioning systems,

        - our proprietary software as well as software and hardware we have purchased,

        - equipment in our network that carries traffic, including gateways and switches, and

        - our global network operation center systems;

    - website and Internet systems including local access networks and firewalls;

    - main enterprise systems, such as those used for human resources, e-mail, intranet and accounting;

    - individual workstations, including personal computers and printers; and

    - network systems.

    We continue to believe that all of our critical systems are year 2000 ready. While to date we have not experienced any material disruptions as a result of year 2000 problems, we are rechecking the test results of our proprietary Assured Quality Routing software and our iTrac software. Based on representations from third-party vendors, we believe that the software and hardware components of our service switch systems and global network operations center will continue to function properly in the year 2000. We will continue to monitor the year 2000 readiness of the system suppliers of our website, main enterprise systems, our individual workstations and network systems. To date, we have not discovered year 2000 problems in these systems. We have designed our systems to be year 2000 ready and will continue to test these systems.

    THIRD-PARTY COMPLIANCE. Our material third-party business relationships include:

    - Cisco Systems;

    - several Internet service providers; and

    - Datex Communications Corporation, our outsourced billing service bureau.

    Cisco Systems provides a substantial majority of the gateways used in the iBasis Network to provide our Internet telephony services. Any failure of these systems to function properly as a result of the year 2000 date change would cause a material disruption of our services. Cisco has represented to us that its gateways and other Cisco components we use are year 2000 ready.

    In addition, we rely on third-party network infrastructure providers to gain access to the Internet. If these providers experience business interruptions, which to date have not been apparent, as a result of their failure to function properly as a result of the year 2000 date change, our ability to provide Internet connectivity could be impaired, which could have a material adverse effect on our business, financial condition and results of operations.

    Datex Communications Corporation provides our outsourced billing services. Datex has represented to us that their systems are year 2000 ready. If Datex' systems and ability to process our billing are impaired by year 2000 issues, we may be unable to bill and collect revenues from our customers, which could have a material adverse effect on our business, financial condition and results of operations.

    We are unable to predict, and have not attempted to assess, the year 2000 readiness of the systems our customers and our partners use to interact with us. Because the majority of our business involves international communications, we are dependant upon systems and equipment local to these countries. We currently do not know the level of testing and preparation for year 2000 readiness of the organizations in these countries. Since some countries outside of the United States and organizations within these countries are not as intensively acting to remediate their year 2000 issues, any disruption in these countries could adversely affect our service in such countries. However, this issue is not unique to us, as all of our customers and partners are having to face this issue to support their normal business operations.

    NON-INFORMATION TECHNOLOGY SYSTEMS. Some non-information technology systems used in our business, such as heating, ventilation, and air conditioning systems; our telephone systems; and other equipment, may contain date-processing embedded technology. The year 2000 problem could cause failures in these assets and disrupt our operations. We are continuing to monitor the year 2000 readiness of these systems. To date, we have not discovered year 2000 problems in these systems.

    We do not believe that any year 2000 failure of any of our non-information technology systems will have a material adverse effect on our business, financial condition or results of operations.

    COSTS. We have not recorded the amount of employee time expended on year 2000 assessment, remediation and testing activities. Accordingly, we are unable to determine the cost of employee time devoted to year 2000 matters. We have funded and will continue to fund, if necessary, our year 2000 monitoring and preparations principally through cash on hand and cash flow from operations.

    MOST REASONABLY LIKELY WORST CASE SCENARIO. It is possible that problems related to the year 2000 date change could result in one or more of the following:

    - a complete disruption of our Internet telephony services to any, and or all, countries; and

    - a disruption of billing cycles.

    Most, if not all, of the alternatives that would allow us to run our systems in the event of such disruptions would result in increased costs, reduced revenues or service delays, which would increase our operating losses. Extended disruptions may impact long-term customer and supplier relationships, which could further impact future profitability.

    CONTINGENCY PLAN. To date we have not formulated contingency plans should any of our or a third-party's systems or equipment fail to be year 2000 ready. We intend to develop contingency plans to address any year 2000 readiness problems if necessary.

MARKET RISK

    To date, we have not engaged in trading market risk sensitive instruments or purchasing hedging instruments that would be likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk. We have not purchased options or entered into swaps of forward or futures contracts. Our primary market risk exposure is that of interest rate risk on borrowings under our credit lines, which are subject to interest rates based on the banks' prime rate, and a change in the applicable interest rate would affect the rate at which we could borrow funds or finance equipment purchases. While to date our global operations have generated revenues in United States dollars, we are currently evaluating the impact of foreign currency exchange risk on our results of operations as we continue to expand globally.

                                    BUSINESS

COMPANY OVERVIEW

    We are a leading provider of high quality Internet telephony services that enable telecommunications carriers and other communications service providers to offer international voice, fax and other value-added applications over the Internet. By outsourcing international communications services to us, our customers are able to lower costs, generate new revenue and extend their business into Internet-based services quickly while maintaining service quality comparable to that of traditional voice networks.

INDUSTRY OVERVIEW

    TELECOMMUNICATIONS MARKET OVERVIEW. According to the Gartner Group, a leading market research firm, the global telecommunications market is expected to grow to approximately $1.9 trillion by 2003. Global deregulation and rapid technological advances have resulted in the emergence of many new communications service providers, increased competition among traditional telecommunications carriers, lower prices, innovative new services and accelerated customer turnover. In their efforts to add and retain customers, communications service providers are looking for ways to cut costs and offer new services.

    INTERNATIONAL LONG DISTANCE MARKET. The international long distance market is a large and growing segment of the telecommunications market. According to TeleGeography, a market research firm, the total market for international long distance services in 1997 was approximately $65.9 billion. International Data Corporation expects international long distance traffic to grow from
94.9 billion minutes in 1998 to 187.1 billion minutes in 2002. We believe that this growth will accelerate as countries around the world continue to deregulate their telecommunication markets. One important result of this global trend towards deregulation and technological change is the increasing number of communications service providers. TeleGeography has reported that the number of international long distance carriers has grown from 367 in 1995, to 1,042 in 1998.

    EMERGENCE OF INTERNET TELEPHONY. Although it has been possible to transmit voice over data networks since 1995, only recently has the technology improved such that phone-to-phone calls can be transmitted over data networks with quality approaching that of traditional voice networks. International Data Corporation projects that worldwide Internet telephony will grow from $0.5 billion in 1999, to $18.7 billion in 2004, approximately half of which would be generated by new services, including voice-enabled ecommerce and other enhanced services such as unified communications. Wholesale worldwide Internet telephony, including wholesale international Internet telephony, is expected to grow to $2.0 billion by the same date. In addition, International Data Corporation projects that international Internet telephony will comprise $17.3 billion of the total $18.7 billion market in 2004.

    Internet telephony offers communications service providers the following advantages over traditional voice networks, allowing them to complete calls at comparable quality with lower costs, and offer new services:

    - TECHNOLOGICAL EFFICIENCIES. Traditional voice networks use circuit switching technology, which establishes dedicated lines between an originating and terminating point for the duration of a call. In contrast, Internet telephony is based on packet switching technology. This technology completes a call by digitizing and dividing a speaker's voice into small packets that travel to their destination along lines carrying packets of other Internet traffic. Packets from multiple calls or faxes can be carried over the same line simultaneously with data from other sources, which results in a higher utilization of transmission lines than can be achieved with circuit-switched technology. Unlike circuit-switched traffic, data packets also can be compressed, which means that Internet telephony uses less bandwidth per call than traditional circuit-switched calling. As a result of these features, calls can be completed at a lower cost using Internet telephony. We believe that packet-switched networks, including the Internet, will allow other traditional services to be offered more cost-effectively as well.

    - ECONOMIES OF SCALE. Internet telephony calls are carried over large and rapidly growing data networks. Businesses recently have spent billions of dollars to upgrade their data networks to accommodate dramatic increases in data traffic. According to TeleGeography, the total bandwidth used for data surpassed that used for voice in the United States long distance market in 1998. This growth is driven largely by technological innovation and the rapid expansion of the Internet as a global medium for communications and commerce. As data networks continue to grow, communications service providers should benefit from greater economies of scale and be able to offer Internet-based services, such as Internet telephony, more cost effectively than services over traditional voice networks.

    - OPPORTUNITY TO BY-PASS INTERNATIONAL SETTLEMENT RATES. Traditional international long distance calls are completed over international voice networks. These networks are typically owned by government bodies or telecommunications carriers who charge settlement rates or tariffs for their use. International calls routed over the Internet bypass a significant portion of these fees, and as a result can generally be completed at lower cost.

    - ADDITIONAL CHANNEL FOR CARRIERS. Carriers regularly outsource their voice and fax traffic to take advantage of the lowest-cost provider to a particular destination and partner with companies that can provide additional channels. Internet telephony offers an opportunity for service providers with access to necessary technology to develop networks that can provide these additional channels.

    - MORE SERVICES AND EASIER ROLL OUT. In contrast to the closed, proprietary structure inherent in traditional circuit-switched voice networks, Internet telephony embraces an open architecture and open standards, which facilitates innovation at lower costs. Traditional voice networks are designed specifically to provide one basic service, making it difficult to introduce new services over those networks. In contrast, data networks convert all services into data packets, and allow for the introduction of an indefinite variety of packet-based services that were not possible over the traditional network. Since rollout of new services does not necessitate network-wide upgrades, it is easier for communications service providers to deploy new services quickly. While voice and fax are the dominant services provided today, additional services, such as Internet call waiting, unified communications and electronic commerce can be provided over data networks.

    DEMAND FOR INTERNET TELEPHONY SOLUTIONS. While there are many reasons for telecommunications carriers and other communications service providers to take advantage of Internet telephony, for the most part, they have been slow to establish in-house Internet telephony capability for a number of reasons. These reasons include:

    - lack of adequate Internet telephony technology until recently;

    - concerns over quality;

    - prior substantial investment in circuit-switched networks and the associated expertise; and

    - a hesitation to build new networks and cannibalize traffic from their traditional voice networks.

    Developing an international Internet telephony network for a substantial portion of a communications service provider's traffic would also be expensive and time-consuming, requiring each service provider to negotiate agreements in each country where it would like to be able to complete calls. Therefore, many communications service providers are looking to outsource their Internet telephony services.

    To date, however, few Internet telephony providers have been able to offer the quality, reliability and back office support necessary to meet the carriers' strict requirements. In addition, most Internet telephony providers do not have the international presence to be able to complete calls to a sufficient number of destinations, and do not have the capacity to carry the volume of traffic required by carriers to any given location.

THE IBASIS SOLUTION

    We provide high quality Internet-based communication services to telecommunications carriers and other communications service providers. Our solution enables communications service providers to outsource their international voice, fax and other value-added services over the Internet at substantially lower costs than over traditional networks while maintaining high quality service. We provide our customers access to the iBasis Network, our international, scaleable, standards-based Internet telephony network through "Internet branch offices" strategically located in major cities in North America, Asia, Latin America, Europe and Africa. Our services provide the following key benefits to our customers:

    HIGH QUALITY VOICE AND FAX TRANSMISSIONS. Our proprietary technology enables us to complete international voice and fax calls over the iBasis Network with quality comparable to that of traditional circuit-switched voice networks. This is supported by the fact that carriers are able to provide our Internet telephony services to their customers undifferentiated from their traditional services. Through our global network operations center and proprietary Assured Quality Routing software, we are able to monitor our network and route traffic over dedicated private lines or traditional circuit-switched lines when necessary to maintain high quality. This enables us to provide consistently high quality services to communications service providers.

    COST EFFECTIVE SOLUTIONS. Our transmission costs are lower because packet switching is more efficient than traditional circuit switching. In addition, we leverage the Internet to deliver traffic, which results in lower costs than transmission alternatives that deploy dedicated connections. Our packet-based scaleable solution also allows us to better match our investment in equipment with capacity needs, and provide lower cost world-class operating support systems. Also, we are currently able to circumvent many of the international tariffs or settlement rates associated with international calls over circuit-switched voice networks, which results in additional cost savings.

    INTERNATIONAL HIGH-CAPACITY NETWORK. Our iBasis Network is a growing international network that allows us to complete calls worldwide. During our fourth quarter ended December 31, 1999, we transported approximately
63.8 million minutes of traffic over the more than 3,200 lines we have deployed internationally through our relationships with communications service providers.

    FLEXIBLE BACK OFFICE SOLUTION THAT FACILITATES NEW SERVICES AND EFFECTIVE BUSINESS MANAGEMENT. We provide communications service providers with an integrated network, making possible advanced reporting and monitoring that customers can access from an easy to use web-based application. The flexibility of our back office systems allows us to provide timely statistics and integrated billing that enables a communications service provider to manage its costs more effectively and offer new services more readily.

    EASE OF DEPLOYMENT AND TIME TO MARKET. We enable carriers to route calls over our network in a timely and cost effective manner. Carriers and other communications service providers need no special equipment or technical expertise in order to access our services as connections are made in the same manner as traditional voice-based services. Our solution shortens communications service providers' time-to-market by enabling them to complete calls to any country on our network without experiencing the delays typically incurred in establishing separate contracts with local service providers in each country.

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    OPEN, SCALEABLE ARCHITECTURE DESIGNED FOR NEW SERVICES.  Our network architecture is open, scaleable and standards based. This allows for fast deployment of services to new countries, and enables us to offer other value-added services over our network quickly and easily. We currently offer voice, fax and billing services and will offer other new value-added services. On February 3, 2000, we announced our intention to deploy Cisco Systems' uOne-TM- application on the iBasis Network, thereby allowing communications service providers to provide unified communications services to their end-user customers over our network.

OUR STRATEGY

    Our objective is to be the leading provider of high quality Internet-based communication services to telecommunications carriers and other communications service providers. We plan to accomplish this by pursuing the following strategies:

    FOCUS ON HIGH-VOLUME COMMUNICATIONS SERVICE PROVIDERS. We are focused on providing Internet-based communications services to high-volume carriers. By focusing on carriers, rather than the end-users, we are able to avoid the time and expense associated with building a retail sales and support infrastructure. Our focus on carriers has the added benefit that we do not compete with our customers for end-users.

    PROVIDE CARRIER-CLASS SERVICES USING THE INTERNET. Through our proprietary technologies, we offer high quality voice and fax completion services using the Internet. By using the Internet to deliver a majority of our services, we are able to avoid the costs associated with developing an extensive network of private dedicated lines. We intend to continue to use the Internet to provide our high quality services at competitive prices. We will continue to introduce only those services that we can offer at carrier-class quality.

    FOCUS ON THE INTERNATIONAL MARKET AND EXPAND OUR GEOGRAPHIC PRESENCE THROUGH PARTNERSHIPS AND ACQUISITIONS. The international long distance market segment is large and growing and has historically offered higher revenue per minute than the domestic long distance market segment. We intend to build the leading international Internet telephony network to allow carriers to use us for their international Internet telephony services around the world. We will continue to focus on the international segment and partner with communications service providers such as China Unicom and Dacom, the second largest carriers in China and Korea respectively, that can originate and terminate calls in their respective countries. We will also consider acquiring other complementary businesses or technologies if attractive opportunities arise.

    CONTINUE TO BE AT THE FOREFRONT OF INTERNET-BASED COMMUNICATIONS
TECHNOLOGY. In order to provide these high quality services and stay at the forefront of Internet-based communications technology and service offerings, we will continue to invest in improving our technology, and partner with leaders in Internet-based communications hardware and software.

    INCREASE SALES AND MARKETING EFFORTS AND BRAND AWARENESS. We will continue to expand our sales and marketing activities, while focusing on communications service providers domestically as well as internationally. We intend to build iBasis into the premier brand in the Internet telephony marketplace and will strive to make our name synonymous with high quality, value-added Internet telephony services for communications service providers. We are in the process of hiring additional sales, sales support and marketing professionals with specific experience in our target markets and regions.

    OFFER ADDITIONAL INTERNET-BASED COMMUNICATION SERVICES. We intend to introduce new services that carriers can offer over our network or their own networks. We are focused on applications that will allow carriers to expand their business, improve service quality and cut costs. We also intend to offer new services such as dedicated Internet and circuit-switched network access, which will help our customers enter new markets quickly. We believe that these new services will increase our customer

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base and allow us to cross-sell other services to communications service providers once they are our customers. On February 3, 2000, we announced our intention to deploy Cisco Systems' uOne-TM- application on the iBasis Network, thereby allowing communications service providers to provide unified communications services to their end-user customers over our network.

THE IBASIS NETWORK

    The iBasis Network is our international network over which we deliver large volumes of high quality international voice, fax and other value-added services at significant cost savings. During our fourth quarter ended December 31, 1999, we transported approximately 63.8 million minutes of traffic over our network. The iBasis Network consists of four principal elements:

    - "Internet central offices" and "Internet branch offices" that translate voice to data for transmission and retrieval over a data network;

    - the transmission medium, which is principally the Internet;

    - Assured Quality Routing, our proprietary software; and

    - our global network operations center, from which we oversee and coordinate the operation of the gateways and the transmission network.

    Following is a diagram of the iBasis Network.

    [Diagram depicting the flow of information, moving clockwise from the lower left with arrows connecting the various points, from a telephone, cellular phone and fax machine, through telephone lines, labeled "Circuit-Switched Network," into an iBasis Internet Central Office/Internet Branch Office, to a cloud labeled "The Internet," continuing out through another Internet Central Office/ Internet Branch Office, to another picture of telephone lines, labeled "Circuit-Switched Network," and concluding with the depiction of a telephone, cellular phone and fax machine. In the center of the diagram, connection to the Internet Central Offices/Internet Branch Offices and the Internet, is a box with the text "iBasis Global Network Operations Center" and "Assured Quality Routing." Above the Internet cloud is a small cloud labeled "Alternate Routes" connected the to Points of Presence with dotted lines.]

    INTERNET CENTRAL OFFICES AND INTERNET BRANCH OFFICES. The entrance point for communications traffic over the iBasis Network is an Internet branch office, four of which have enhanced functionality and capacity and are referred to as Internet central offices. Our customers can interconnect with the iBasis Network by connecting dedicated voice circuits from their facilities to one of four Internet central

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offices, located in New York; Los Angeles; London, England; and Hong Kong,
China. Alternatively, our customers may elect to install an iBasis Internet branch office directly at their facilities to eliminate the cost of backhauling traffic from their facilities to one of our Internet central offices. Internet branch offices receive calls through a local carrier's switched network. Gateways in each Internet branch office digitize, compress and packetize voice and fax calls and then transmit them over the Internet. At the destination, another Internet branch office reverses the process and the call is switched back from the Internet to a local carrier's circuit-switched network in the destination country.

    We currently operate Internet branch offices located in more than two dozen countries worldwide, including Australia, China, Germany, Hong Kong, Japan, Korea, the United Kingdom and the United States. Some of these Internet branch offices are owned by us and others are owned by our partners. The Internet branch offices are scaleable and flexible platforms designed for interconnection with the iBasis Network and are built primarily using Cisco Systems' equipment. The scaleability of the Internet branch offices permits us to quickly increase capacity in discrete increments at relatively low cost, either for a region or a customer. In addition, the Internet branch office flexible architecture is designed to easily integrate and support the new services we intend to offer.

    THE INTERNET. We use the Internet to transmit the substantial majority of our voice and fax traffic and deliver other value-added services, because of its global coverage, rapid growth and flexible connectivity. By using the Internet, we avoid having to build a private, dedicated network of fiber and cable connections, which would delay our time-to-market in many locations and would be more costly to deploy. We have addressed the challenges present in using the Internet by:

    - selecting only high quality, service-oriented Internet service providers as our vendors;

    - purchasing high-speed connections into the Internet backbone; and

    - continuously monitoring the quality of the connections between each Internet branch office and the Internet.

    We also use data transmission over private leased lines or traditional circuit-based voice networks where the Internet is not available or would not permit us to meet our quality standards.

    ASSURED QUALITY ROUTING. We have deployed a proprietary software application, Assured Quality Routing, to maintain high quality voice and fax service. This application monitors the quality of calls placed over our network by applying defined quality parameters to each processed call. These quality parameters include measures of voice and fax quality that are important to carriers, including overall voice quality, call completion rates and post-dial delay. The system alerts us whenever the transmission quality drops below specific thresholds. We temporarily route subsequent calls to a circuit-switched network or an alternate Internet-based network to restore high quality.

    GLOBAL NETWORK OPERATIONS CENTER. We manage our network of Internet central offices and Internet branch offices around the world and implement our proprietary Assured Quality Routing software through our global network operations center. It is comprised of network management tools from Hewlett-Packard and a number of other vendors that permit us to monitor, test and diagnose all components of the iBasis Network. The global network operations center is staffed and running 7 days a week, 24 hours a day at our Burlington, Massachusetts headquarters, complete with:

    - real-time, end-to-end monitoring and analysis of call behavior patterns on the iBasis Network to identify and address potential problems before they become serious and to anticipate issues related to network growth;

    - system redundancy, including power back-up and multiple network paths; and

    - a help desk, which allows us to respond to our customers problems on a timely basis.

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
OUR SERVICES

    Our current services include international voice and fax call completion and a retail rating or billing solution. We also provide customers with our web-based traffic revenue reporting system called iTrac. Customers have the option to purchase these services as a complete suite or separately.

    INTERNATIONAL VOICE AND FAX SERVICES. We offer international voice and fax call completion services, and other value-added services, that provide our customers a high quality, low-cost alternative for international voice and fax transport of phone-to-phone or fax-to-fax calls placed by their business and residential customers. Our proprietary Assured Quality Routing software and web-based extranet are important components of our services and are integrated elements of our advanced operational support systems.

    On January 19, 2000, we announced that we will be offering service level agreements to our international customers. These service level agreements for international termination services guarantee customers sending calls over our network call completion rates equivalent to or better than those provided by alternative networks, including the public-switched telephone network. The call completion rate, known in the telecommunications industry as the answer seizure ratio, represents the percentage of calls out of all attempts that are successfully completed. The higher the answer seizure ratio, the more reliable the network and the more billable calls that result for a carrier.

    RETAIL RATING SERVICE. We introduced our retail rating service to provide a simple and easy-to-implement outsourced billing solution to customers who want to offer prepaid or postpaid calling card origination services. Under this program, we maintain and administer a billing support system that performs the authentication, authorization and accounting for this service. At the same time, our customers control the end-user calling settlement rates, and remain responsible for card fulfillment, sales, marketing and end-user customer care. The customer benefits of this service are:

    - faster time-to-market for the introduction of calling card services;

    - no up-front or ongoing investments in billing system hardware and software; and

    - reduced staffing and training expenses.

    INTERACTIVE TRAFFIC REVENUE ANALYSIS CENTER. iTrac is proprietary web-based traffic reporting analysis software that enables our customers to better manage their operations through real-time information exchange. iTrac provides statistics on service quality and traffic volume, helping customers to quickly address issues that affect service and to do effective network capacity planning. This information is delivered in a cost-efficient manner using sophisticated and secure extranet technologies that customers access using a standard web browser.

    FUTURE SERVICES. We intend to add new services that leverage components of the iBasis Network to generate additional sources of revenue. We believe that our ability to deploy new Internet-based communication services makes us an attractive partner for application developers. We also believe that the ability to offer these new services will be beneficial to our customers, regardless of whether or not they directly charge their end-users for these services, because they will help our customers attract new subscribers and retain and "up-sell" their existing subscriber base. Some of the services that we may choose to introduce in the future include:

    - UNIFIED COMMUNICATIONS. On February 3, 2000, we announced that we intend to deploy Cisco Systems' uOne-TM- unified communications application on the iBasis Network. This application will permit our customers to offer a communications solution that will unify the storage and retrieval of e-mail and voice-mail messages as well as faxes. With the proliferation of messaging worldwide and as people send more and more e-mail, voice-mail and faxes, unified communications services will allow subscribers to access their messages any place from a phone or a computer.

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
    - INTERNET TELEPHONY HOSTING. On December 6, 1999, we announced that we would begin offering Internet telephony hosting services on the iBasis Network. These services will provide customers with access to a turnkey solution that enables them to quickly begin offering voice, fax, pre-paid calling and other value-added Internet telephony services with a global footprint with minimal capital investment.

    - BASIC MESSAGING SERVICES. We may offer additional basic messaging services, including outsourced voice-mail, store-and-forward fax, or faxmail, and e-mail.

    - OTHER ADVANCED MESSAGING SERVICES. We may offer other advanced messaging services including: one-number service, which allows subscribers to consolidate existing office, home, and mobile numbers into a single contact or "follow-me" number; Internet call management services such as caller ID, call waiting and call forwarding; and message delivery that includes the recording and scheduling of a message, repeated delivery attempts and message delivery confirmation. These services may in some cases leverage components of our network to provide international call-termination services and operational support services.

    - INFORMATION SERVICES. We may offer Internet-based information services that deliver detailed, metered billing information that can help customers to understand better how their network is being used.

    - DIRECTORY SERVICES. We may offer subscriber-based directory services that maintain important customer information. This would enable communications service providers to customize and automate their services.

    - INTERNET AND CIRCUIT-SWITCHED INFRASTRUCTURE. We may offer circuit-switched access, dedicated Internet access, and equipment co-location services to help our customers meet their time-to-market objectives.

    - CONFERENCING SERVICES. We may offer audio, video and data conferencing services.

    - BILLING SERVICES. We may offer additional outsourced billing services such as on-line bill presentment and Internet telephony clearinghouse settlement services.

MARKETS AND CUSTOMERS

    Telephone companies can be segregated by size into first tier, second tier and third tier carriers. Generally, first tier carriers are large domestic and international carriers, such as MCI WorldCom, Cable & Wireless and certain government-affiliated monopolies, such as the Japanese telecommunications carrier KDD. First tier carriers generally have annual revenues in excess of $2 billion. Second tier carriers have revenues generally in the $750 million to $2 billion range, but have fewer direct operating agreements with other carriers and fewer international facilities. Examples of tier two carriers are RSL, WorldxChange Communications, World Access Telecomm Group, Star Telecomm and PGE. Third tier carriers are typically switch-based resellers with revenues of less than $750 million.

    We provide services to members of all three tiers of United States carriers, who transmit voice and fax traffic through our New York or Los Angeles Internet central offices for completion overseas. As of December 31, 1999, we were providing services to ten of the top twelve highest volume United States-based international carriers. The ability to provide quality consistently acceptable to these classes of carriers is of vital importance, because these carriers often have traffic volumes that regularly overflow their capacity.

    Overseas we have established relationships with in-country companies and local service providers that have local market expertise and relationships to build strong businesses. Some of our overseas partners/customers are very large well-established national carriers, such as the Korean company,

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
Dacom, and China Unicom. Others are emerging carriers or Internet service providers who are able to provide the services necessary to terminate minutes for us in their country.

SALES AND MARKETING

    SALES STRATEGY. Our sales efforts target leading telecommunications carriers both in the United States and overseas. Our sales force, made up of experienced personnel with long-time relationships in the telecommunications industry, is frequently supplemented by senior members of management. As of December 31, 1999, we had deployed nine sales personnel to cover domestic carriers, with an additional seven in sales support roles. In the United States, we sell directly to carriers and have successfully developed brand awareness and beneficial relationships through numerous channels including the web, trade shows, speaking engagements and joint marketing programs. The ability to provide quality acceptable to leading carriers is a strong selling point for us. These carriers have traffic that frequently exceeds their capacity and compels them to seek alternative channels that offer comparable quality, particularly where those channels can offer better pricing. Our sales process often involves a test by our potential customers of our services with traffic to a particular country. Our experience has been that once a carrier has begun to use our network for a single country and has found our quality to be acceptable, the sales process for other countries becomes easier.

    In overseas markets, we seek to establish relationships with local service providers that have the local market expertise to provide the termination services we need. We believe that the opportunity we offer these companies to terminate a substantial number of minutes makes us an attractive partner. As of December 31, 1999, we had deployed eleven sales personnel to cover international markets, two of whom are employed by our majority-owned joint venture in Hong Kong. We have also established an office in Seoul, Korea that covers Korea, Japan and Taiwan; an office in Jakarta covering the Southeast Asian countries and employ an in-country sales person in China. Other countries are covered from the United States where we have a sales office in Dallas and our worldwide headquarters in Burlington, Massachusetts. Prime candidates for overseas partners are carriers, call back companies, cellular, PCS and paging companies and Internet service providers.

    In Hong Kong, we have formed a joint venture with a local equipment provider, MicroWorld, to help us develop a stronger local market presence. We hope to use this joint venture to accelerate our penetration throughout Asia.

    MARKETING STRATEGY. Our marketing strategy includes public relations campaigns, interaction with industry analysts, attendance at trade shows and a comprehensive website at www.ibasis.net. We have engaged a public relations firm to conduct a campaign to position us as the preeminent Internet telephony provider. We aggressively pursue favorable coverage in the trade and business press and participate in a variety of industry trade shows, including Voice on the Net, Telecommunications Resellers Association and Telecom Business. We believe our website will continue to be an effective marketing tool in international markets.

STRATEGIC TECHNOLOGY RELATIONSHIPS

    We have entered into strategic technology relationships with a number of leading technology providers in the Internet telephony industry, including Cisco Systems, Belle Systems and NetSpeak Corporation. We believe that our strategic technology relationships are important because they give us early access to new technologies and because many of our strategic relationship partners are an important part of our sales and marketing programs.

    CISCO SYSTEMS

    As a Cisco Alliance Partner, we have access to Cisco's sales, marketing and technical resources to aid our global expansion. We understand that Cisco has selected fewer than 30 companies to participate

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in this program. The Cisco sales and marketing resources available to us under this program include matching funds for selected marketing activities, joint sales calls, event sponsorship and seminar support. In addition, as a Cisco Alliance Partner, we have access to Cisco technical resources and early opportunities to bring new products and features to the marketplace. Currently, we are engaged in three beta programs with Cisco for new products and features. We also conduct joint sales and marketing programs with Cisco, participate with Cisco in industry trade shows and periodically meet with consultants at Cisco's executive briefing center. Under the terms of our alliance agreement with Cisco, we have committed to appoint Cisco our preferred vendor. In addition, we are required to purchase 80% of our total net purchases of any network equipment from Cisco, where Cisco has a solution.

    In addition, the iBasis Network has been designated by Cisco as a certified Cisco Powered Network-TM-. This designation permits us to leverage Cisco's significant worldwide brand equity by displaying the Cisco Powered Network-TM-trademark in our literature and exhibits.

    BELLE SYSTEMS

    We also have a strategic alliance with Belle Systems A/S, a leading provider of billing systems for Cisco-based IP Networks. Belle Systems billing solutions are based on an architecture that provides the scaleability and flexibility that is critical to our continued success in deploying IP-messaging services.

    Under the agreement, we are licensing computer software from Belle Systems that allows us to integrate their billing system into our network, in exchange for which we pay product and license fees, which for specified products are not to exceed the lowest price offered by Belle Systems to any of its customers for the same or similar products. Belle Systems will provide general service and support for the system, and use its best efforts to provide any additional assistance for a reasonable price, also not to exceed the lowest prices charged by Belle Systems to other customers. The agreement also contains a limited warranty for the system, a mutual non-disclosure obligation, and a source code escrow at our expense.

    NETSPEAK CORPORATION

    We have entered into a strategic partnership agreement with NetSpeak, a leading developer of Advanced Intelligent Network technologies that enable innovative solutions for concurrent, real-time interactive voice, video and data communications over data networks. Under the agreement, we are licensing computer software from NetSpeak that we and our customers can use to assist in call routing and completion and, in exchange for which, we are obligated to pay product and licensing fees. NetSpeak will also provide us with software maintenance and support services for which we are obligated to pay maintenance and support fees. Under the terms of the agreement, we have a limited obligation to upgrade our NetSpeak software to maintain some of NetSpeak's service obligations. We will also work with NetSpeak in the development and deployment of new functions and features to the software that will, among other things, add value-added service capabilities that will enhance and differentiate our offerings to service providers. Each of NetSpeak and iBasis will also engage in co-branding and are obligated to engage in co-marketing activities to increase customer awareness of the services offered by each company and to represent each other as a strategic partner.

COMPETITION

    The market for international voice and fax call completion services is highly competitive. We face competition from a variety of sources, including large communications service providers with more resources, longer operating histories and more established positions in the telecommunications marketplace, some of whom have begun to develop Internet telephony capabilities. Many of our competitors are larger companies. We also compete with small companies who have focused primarily

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on Internet telephony. We believe that we compete principally on quality of service, price and bandwidth. We also expect that the ability to offer enhanced service capabilities, including new services, will become an increasingly important competitive factor in the near future.

    TELECOMMUNICATIONS COMPANIES AND LONG DISTANCE PROVIDERS.

    Large carriers around the world carry a substantial majority of the traffic. These carriers, such as British Telecom and Deutsche Telecom, have started or begun to deploy packet-switched networks for voice and fax traffic. These carriers have substantial resources and have large budgets available for research and development. In addition, several companies, many with significant resources, such as Level 3 and Qwest Communications, are building fiber optic networks, primarily in the United States, for Internet telephony traffic. These networks can be expected to carry voice and fax and these newer companies may expand into international markets.

    The nature of the telecommunications marketplace is such that carriers buy from and sell to each other. Major carriers have multiple routes to virtually every destination, and frequently buy and sell based on the strength and capacity to a particular country. We have relationships with many of these carriers and have carried traffic for them in the past. We expect to continue to exchange traffic with many of these companies in the future, even as they begin to devote more resources to competing in the Internet telephony market.

    INTERNET TELEPHONY SERVICE PROVIDERS

    A number of companies have started Internet telephony operations in last few years. AT&T Clearinghouse, GRIC Communications and ITXC sell international voice and fax over the Internet, and compete directly with us. Other Internet telephony companies, including Net2Phone and deltathree.com, are currently focusing on the retail market and personal computer-based Internet telephony, but may compete with us in the future.

GOVERNMENT REGULATION

    UNITED STATES GOVERNMENT REGULATION OF THE INTERNET AND INTERNET
TELEPHONY. We believe that under United States law the Internet-related services that we provide constitute information services, rather than telecommunications services. As such, our services are not currently regulated by the Federal Communications Commission or state agencies responsible for regulating telecommunications carriers, although aspects of our operations may be subject to state or federal regulation such as regulations governing universal service funding, confidentiality of communications, copyright and excise taxes. However, several efforts have been made to enact federal legislation that would either regulate or exempt from regulation services provided over the Internet. Therefore, we cannot assure you that Internet-related services such as ours will not be regulated in the future. Increased regulation of the Internet may slow its growth by negatively impacting the cost of doing business over the Internet. This would materially adversely affect our business, financial condition and results of operations.

    We also cannot assure you that Internet telephony will continue to be lightly regulated by the FCC and state regulatory agencies. Although the FCC has determined that, at present, information service providers, including Internet telephony providers, are not telecommunications carriers, we cannot be certain that this position will continue. On April 10, 1998, the FCC issued a report to Congress discussing its implementation of certain universal service provisions contained in the 1996 amendments to the Communications Act of 1934. In its report, the FCC stated that it would undertake an examination of whether phone-to-phone Internet telephony should be considered an information service or a telecommunications service. The FCC noted that certain forms of phone-to-phone Internet telephony appeared to lack the characteristics of an information service and to have the same functionality as non-Internet protocol telecommunications services. In addition, the FCC is currently

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
considering whether to impose surcharges and/or other common carrier regulations upon certain providers of Internet telephony, primarily those which, unlike us, provide Internet telephony services to end-users. If the FCC determines that Internet telephony is subject to regulation as a telecommunications service, it may subject providers of Internet telephony services to traditional common carrier regulation and require them to make universal service contributions and pay access charges. It is also possible that the FCC will adopt a regulatory framework for Internet telephony providers different than that applied to traditional common carriers. Finally, Congressional dissatisfaction with the FCC's conclusions regarding Internet telephony could result in legislation requiring the FCC to impose greater or lesser regulation. Any change in the existing regulation of Internet telephony by the FCC or Congress could materially adversely affect our business, financial condition and results of operations.

    In addition to the FCC and Congress, state regulatory authorities and legislators may assert jurisdiction over the provision of intrastate Internet telephony services. Some states already have initiated proceedings to examine the regulation of such services. While we do not currently provide intrastate services and have no current plans to do so, additional regulation of Internet telephony by the states could preclude us from entering the intrastate market or make entrance more difficult.

    INTERNATIONAL GOVERNMENT REGULATION OF THE INTERNET AND INTERNET
TELEPHONY. We provide our Internet telephony services in various countries in Europe, Asia, Latin America, and the Middle East. The regulatory treatment of Internet telephony in these countries varies widely and is subject to constant change. Some countries currently impose little or no regulation on Internet telephony, as in the United States. Conversely, other countries that prohibit or limit competition for traditional voice telephony services generally do not permit Internet telephony or strictly limit the terms under which it may be provided. Still other countries regulate Internet telephony like traditional voice telephony services or determine on a case-by-case basis whether to regulate Internet telephony as a voice service or as another telecommunications service. Finally, in many countries, Internet telephony has not been addressed by legislation or the regulatory authorities. The varying and constantly changing regulation of Internet telephony in the countries in which we currently provide or may provide services may materially adversely affect our business financial condition and results of operations.

    The European Union, for example, distinguishes between voice telephony, which may be regulated by the member states, and other telecommunications services, which are fully liberalized. With regard to Internet telephony, the European Commission concluded in a Communication to the Member States that at present Internet telephony should not be considered voice telephony and thus should not be regulated as such by the member states. However, the Commission noted that providers of Internet telephony whose services satisfied the European Union's definition of voice telephony could be considered providers of voice telephony and could be regulated by the member states. Moreover, Commission Communications are not binding on the member states. Therefore, we cannot assure you that the services provided by us in the European Union will not be deemed voice telephony and, accordingly, subject to heightened regulation by one or more European Union countries in the future. France is currently conducting an investigation of how Internet telephony should be regulated. We also provide our services in countries where the regulation of Internet telephony is more restrictive than in the United States and the European Union. For example, we have a contractual relationship with China Unicom, the second largest telecommunications company in the People's Republic of China, to provide international Internet telephony and facsimile services in China. China limits competition in the telecommunications industry to several government-owned companies. At present, Internet telephony is permitted on an experimental basis only by China Unicom, China Telecom, and Jitong Communications. It is uncertain whether Internet telephony will continue to be permitted when the trial period ends.

    Similarly, we provide our services in other countries in which the regulatory status of Internet telephony is unclear or in the process of development, and in countries in which regulatory processes are not as transparent as in the United States and Europe. Changes in the regulatory regimes of these countries that have the effect of limiting or prohibiting Internet telephony, or that impose new or additional regulatory requirements on providers of such services, may result in our being unable to provide service to one or more countries in which we currently operate. That result could have a material adverse effect on our business, financial condition and results of operations.

    In addition, as we expand into additional foreign countries, such countries may assert that we are required to qualify to do business in the particular foreign country, that we are otherwise subject to regulation, or that we are prohibited from conducting our business in that country. Our failure to qualify as a foreign corporation in a jurisdiction in which we are required to do so, or to comply with foreign laws and regulations, would materially adversely affect our business, financial condition and results of operations, including by subjecting us to taxes and penalties and/or by precluding us from, or limiting us in, enforcing contracts in such jurisdictions. Likewise, our customers and partners may be or become subject to requirements to qualify to do business in a particular foreign country, to otherwise comply with regulations, or to cease from conducting business in that country. We cannot be certain that our customers and partners are currently in compliance with regulatory or other legal requirements in their respective countries, that they will be able to comply with existing or future requirements, and/ or that they will continue in compliance with any requirements. The failure of our customers and partners to comply with these requirements could materially adversely affect our business, financial conditions and results of operations.

    OTHER UNITED STATES REGULATIONS AFFECTING THE INTERNET. Congress has recently adopted legislation that regulates certain aspects of the Internet, including online content, user privacy, and taxation. In addition, Congress and other federal entities are considering other proposals that would further regulate use of the Internet. For example, Congress is currently considering legislation on a wide range of issues including Internet spamming, database privacy, gambling, pornography and child protection, Internet fraud, privacy, and digital signatures. Similarly, various states have adopted or are considering Internet-related legislation. Increased regulation of the Internet may slow its growth, which may negatively impact the cost of doing business over the Internet and materially adversely impact our business, financial condition and results of operations.

    OTHER INTERNATIONAL REGULATIONS AFFECTING THE INTERNET. The European Union also has enacted legislation that affects the Internet. For example, the European Union imposes restrictions on the collection and use of personal data and grants European Union citizens broad rights to access and limit the use of their personal data. United States companies that collect or transmit information over the Internet from individuals in European Union Member States are subject to European Union legislation, which imposes restrictions that are more stringent than existing Internet privacy standards in the United States. Although we do not engage in the collection of personal data for purposes other than routing and billing for our services, the legislation is broadly applicable. The potential effect on us of development in this area is uncertain; however, a prohibition on the export of personal data by us would have a material adverse impact on our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

    We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success and we rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We pursue the registration of our trademarks and service marks in the United States and have applied for the registration of certain of our trademarks and service marks. We have been granted trademark registration for the mark VIP Calling-Registered Trademark- in the United States, and have pending registration applications for the service marks Assured Quality Routing-SM-, Broadbandit-SM- and iBasis-SM-. In addition, we have pending registration for the marks iBasis and iBasis and design in the United States. However, effective protection may not be available in every country in which iBasis has, or will have, a commercial presence.

EMPLOYEES


    As of December 31, 1999, we had 147 full-time employees and one part-time employee, with approximately 62 in sales and marketing, 47 in engineering and operations and 38 in general and administrative. As of December 31, 1999, we engaged approximately 51 independent contractors and employed a limited number of temporary employees. Our employees are not represented by a labor union and we consider our labor relations to be good.


FACILITIES

    We are headquartered at 20 Second Avenue in Burlington, Massachusetts, where we lease approximately 27,235 square feet of commercial space pursuant to a term lease that expires in March 2005, subject to a five year renewal at our option. We also lease approximately 14,462 square feet of commercial space at 10 Second Avenue in Burlington, Massachusetts pursuant to a term lease that expires in March 2005, subject to a five year renewal at our option. These facilities are principally used for executive office space, including sales and marketing and finance and administration. We also maintain our global network operations center at this location. We lease an additional 3,156 square feet of space in Los Angeles, California to house telecommunications equipment pursuant to a term lease that expires in April 2009. We also maintain a facility in New York, New York, to house telecommunications equipment, where we lease approximately 4,372 square feet of commercial space pursuant to a ten year term lease that expires in July 2008. We also maintain a facility in Miami, Florida to house telecommunications equipment, where we lease approximately 5,250 square feet of space pursuant to a lease that expires in February 2010. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms.

LEGAL PROCEEDINGS

    We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    The directors, executive officers and key employees of iBasis, and their ages as of January 31, 2000, are as follows.

NAME                                     AGE                              POSITION
----                                   --------                           --------
EXECUTIVE OFFICERS AND DIRECTORS

  Ofer Gneezy (1)....................     48      President and Chief Executive Officer, Director
  Gordon J. VanderBrug...............     56      Executive Vice President, Director
  Michael J. Hughes..................     37      Vice President, Finance and Chief Financial Officer
  John G. Henson, Jr.................     57      Vice President, Engineering and Operations
  Charles Giambalvo..................     44      Senior Vice President of Worldwide Sales
  Charles N. Corfield (2)............     40      Director
  John Jarve (1).....................     44      Director
  Izhar Armony (1)(2)................     36      Director
  Robert Maginn......................     43      Director
  Charles S. Houser..................     56      Director
  Charles M. Skibo (1)...............     61      Director
  Carl Redfield (2)..................     52      Director

KEY EMPLOYEES

  Dan Powdermaker....................     36      Vice President, Europe, Middle East and Africa
  Gerald E. O'Loughlin...............     35      Vice President, North America
  Juan Bergelund.....................     43      Vice President, Latin America
  Craig Inouye.......................     38      Vice President, Asia
  Matthew Kristin....................     37      Chief Information Officer and Vice President of
                                                  Information Systems
  Mary Cogan.........................     51      Vice President of Human Resources

------------------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    MR. GNEEZY has served as the President, Chief Executive Officer and as a director of iBasis since our formation in August 1996. From 1994 to 1996, Mr. Gneezy was President of Acuity Imaging, Inc., a multinational public company focused on the industrial automation industry. From 1980 to 1994, prior to being renamed Acuity Imaging in connection with a merger with Itran, Mr. Gneezy was an executive of Automatix Inc., a public industrial automation company, most recently serving as its President and Chief Executive Officer. Mr. Gneezy graduated from Tel-Aviv University, obtained his Masters of Science from the Massachusetts Institute of Technology and is a graduate of the Advanced Management Program of the Harvard Business School.

    DR. VANDERBRUG has served as Executive Vice President and as a director of iBasis since October 1996. From 1991 to 1996, Dr. VanderBrug was the Director of Marketing, Electronic Imaging Systems of Polaroid Corporation. In 1980 Dr. VanderBrug co-founded Automatix, Inc. Dr. VanderBrug received his B.A. in mathematics from Calvin College, an M.A. in mathematics from Wayne State University, and his Ph.D. in computer science from the University of Maryland.

    MR. HUGHES has served as Vice President of Finance and Administration and Chief Financial Officer of iBasis since August 1998. From 1995 to 1998, Mr. Hughes was Director of Finance/ Controller at Teleport Communications Group, a provider of local and long distance telecommunications services, including voice, data, and Internet services. Prior to joining TCG in 1995, Hughes held various financial positions at Houghton Mifflin Company and previously served as an auditor at KPMG Peat Marwick. Mr. Hughes received a B.S. in accounting from Bentley College and an M.B.A. in finance from Babson College. Mr. Hughes is a certified public accountant.

    MR. HENSON has served as Vice President, Engineer ing and Operations of iBasis since 1998. Prior to joining iBasis, Mr. Henson was Vice President, Network Operations at LCI International Inc., a telecommunications company that was recently acquired by Qwest Communications. From 1992 to 1996, Mr. Henson was a Senior Vice President at BancOne Services Corporation, where he was responsible for telecommunications and data communications services.

    MR. GIAMBALVO has served as Senior Vice President of Worldwide Sales of iBasis since January 2000. From 1998 to 1999, Mr. Giambalvo was the president of VocalTec Communications, Inc., a company that helped pioneer commercial Internet telephony. Prior to joining VocalTec, in 1998, Mr. Giambalvo was vice president of sales at Stratus Computer, a computer maker. From 1990 to 1998, Mr. Giambalvo was the senior vice president of sales and customer service at ECI Telecom, Inc., a leading manufacturer of telecommunications transmission equipment. Mr. Giambalvo received an M.S. in telecommunications management from Golden Gate University and a B.S. in electrical engineering and a B.F.A in communications from The New York Institute of Technology.

    MR. CORFIELD has been a director of iBasis since September 1997. Mr.Corfield has been a partner at each of Whitman Capital and Mercury Capital, both investment firms, since 1996. Mr. Corfield serves on the board of directors of Liberate Technologies, a web-based, enhanced television company. Mr. Corfield co-founded Frame Technology, a software company, in 1986 and was a member of its board of directors and its Chief Technology Officer until it was acquired by Adobe Systems in 1995.

    MR. JARVE has been a director of iBasis since August 1998. Since 1985, Mr. Jarve has been employed by Menlo Ventures, a venture capital firm focused on the software, communications, health care, and Internet sectors, where he currently serves as a general partner and managing director. Mr. Jarve serves on the board of directors of Digital Insight Corporation, a provider of Internet banking services. Mr. Jarve received a B.S. and M.S. in electrical engineering from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

    MR. ARMONY has been a director of iBasis since August 1998. He is currently a partner at Charles River Ventures, a venture capital firm. Mr. Armony was an associate with General Atlantic Partners in 1996. From 1988 to 1995, Mr. Armony was the Vice President of Marketing and Business Development at Onyx Interactive. Mr. Armony received an M.A. in cognitive psychology from the University of Tel Aviv, an M.A. in international studies from the University of Pennsylvania, and an M.B.A. from Wharton.

    MR. MAGINN has been a director of iBasis since November 1997. Since 1983, Mr. Maginn has been employed by Bain & Company, Inc., a strategy consulting firm. Mr. Maginn currently serves as an officer and director of Bain & Company, Inc.

    MR. HOUSER has been a director of iBasis since October 1997. He is currently a principal and managing director of Seruus Capital Partners, LP and Seruus Telecom Fund, LP. Mr. Houser is the Chairman and Chief Executive Officer of State Communications Inc. (d/b/a Trivergent Communications), a telecommunications company. He was Executive Vice President of LCI International, a long-distance company, from October 1995 until May 1996. Prior to that date, he was Chairman and CEO of Corporate Telemanagement Group from its inception in November 1989 until its sale to LCI International in September 1995.

    MR. SKIBO has been a director of iBasis since September 1999. Currently, Mr. Skibo is the Chief Executive Officer and Chairman of Colo.com, a provider of facilities and co-location services to the communication and information technology industries. Since 1994, Mr. Skibo has served as Chairman and Chief Executive Officer of Strategic Enterprises and Communications, Inc., a venture capital firm. Mr. Skibo also serves as Chairman and Chief Executive Officer of Allied Telecommunications, a communications company. From 1985 to 1987, Mr. Skibo was President and CEO of US Sprint and its predecessor company, U.S. Telecom.

    MR. REDFIELD has been a director of iBasis since September 1999.
Mr. Redfield has been Senior Vice President, Manufacturing and Logistics of Cisco since February 1997. From September 1993 to February 1997, Mr. Redfield was Vice President of Manufacturing at Cisco. Mr. Redfield also is a director of CTC Communications Corp., and VA Linux Systems, Inc. Mr. Redfield received a B.S. in Materials Engineering from Rensselaer Polytechnic Institute.

    MR. POWDERMAKER has served as Vice President, Asia of iBasis since 1998, prior to that, from 1997 to 1998, Mr. Powdermaker was our Director of Carrier Sales. From 1996 to 1997, Mr. Powdermaker was client business manager of BCS Global Markets, a networking services division of AT&T focused on the world's 2,000 largest telecommunications users. From 1995 to 1996, Mr. Powdermaker was a sales manager with AT&T. In 1994, Mr. Powdermaker was employed in a business development position with MFS Communications Company. Mr. Powdermaker received an A.B. in political science from Boston College and an M.A. in Latin American studies and M.B.A. in finance and marketing from the University of Chicago's Graduate School of Business.

    MR. O'LOUGHLIN has served as Vice President, North America of iBasis since June 1999. From December 1998 to May 1999, Mr. O'Loughlin was our Director of Carrier Sales. Prior to joining iBasis, Mr. O'Loughlin was General Manager for Allied Communication Holdings. From July 1997 until April 1998, Mr. O'Loughlin was a vice president of carrier services at Arbinet Communications. From October 1994 to June 1997, Mr. O'Loughlin served as Director of Carrier Sales for TresCom International.

    MR. BERGELUND has served as Vice President, Latin America of iBasis since December 1998. From March 1996 to 1998, Mr. Bergelund was Chief Operating Officer of IPTEL--Americas Exchange, Inc., a start-up Latin American Internet telephony network. From 1992 to 1996, Mr. Bergelund was a senior manager consultant at Oracle Corporation's Latin America Division. Mr. Bergelund received a B.S. in Electrical Engineering and an M.S. in telecommunications engineering from the Instituto de Ciencias JEN, Madrid, Spain.

    MR. INOUYE has served as Vice President, Asia for iBasis since
January 2000. From 1998 to 2000, Mr. Inouye was director of international business development and carrier sales for DirectNet Telecommunications, a provider of wholesale international telecommunications products and services. From 1986 to 1998, Mr. Inouye served in a variety of managerial and sales positions, including regional director for international relations, with GTE Hawaiian Telephone Company. Mr. Inouye received a B.A. in business administration from the University of Hawaii.

    MR. KRISTIN has served as the Chief Information Officer of iBasis since June 1999 and Vice President of Information Systems since December 1999. From 1994 to 1999, Mr. Kristin served as manager of workflow solutions for Concert Communication Services, a global telecommunications carrier.

    MS. COGAN has served as Vice President of Human Resources of iBasis since January 2000. From 1997 to 1999, Ms. Cogan was a human resources consultant with MSC Associates, a human resource consulting group. From 1994 to 1997, Ms. Cogan served as the senior director of human resources for Cascade Communications Corp., a global provider of wide area networking products and services for the telecommunications and Internet industries. In addition, Ms. Cogan has held human resource positions as Summa Four, Inc., Northern Telecom and Data General Corp. Ms. Cogan received an M.B.A. in finance and human resources from Northeastern University and a B.A. from the University of Massachusetts.

BOARD OF DIRECTORS

    Our board of directors is divided into the following three classes, with the members of the respective classes serving for staggered three-year terms.

    - Class 1 directors, whose terms expire at the annual meeting of stockholders to be held in 2000;

    - Class 2 directors, whose terms expire at the annual meeting of stockholders to be held in 2001; and

    - Class 3 directors, whose terms expire at the annual meeting of stockholders to be held in 2002.

    Messrs. Armony, Houser and Maginn are our Class 1 directors, Messrs. Jarve, Skibo and VanderBrug are our Class 2 directors, and Messrs. Corfield, Gneezy and Redfield are our Class 3 directors. At each annual meeting of stockholders, our stockholders will elect the successors to directors whose terms have expired to serve from the time of election and qualification until the third annual meeting following election. The classification of the board of directors may delay or prevent a change in control or in the management of iBasis. See "Description of Capital Stock--Delaware Law and Certain Certificate of Incorporation and By-Law Provisions."

    Messrs. Gneezy, VanderBrug, Houser, Corfield, Maginn, Armony and Jarve were nominated and elected as directors by the holders of our common and preferred stock in accordance with provisions of a shareholders agreement. This agreement terminated upon completion of our initial public offering in November 1999. Each of the individuals will remain as a director until he resigns or the stockholders elect his replacement in accordance with our certificate of incorporation.

    Our executive officers are appointed by the board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our executive officers or directors.

DIRECTOR COMPENSATION

    Our directors do not receive cash compensation for their services as directors. However, non-employee directors are reimbursed for travel expenses. We maintain directors' and officers' liability insurance and our by-laws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation limits the liability of our directors to either iBasis or its stockholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law. See "Description of Capital Stock--Delaware Law and Certain Certificate of Incorporation and By-Law Provisions."

    Messrs. Gneezy and VanderBrug, each of whom is both a director and executive officer of iBasis, received a stock option grant in 1998 for their service as officers of iBasis. See "Management--Executive Compensation." In addition, in September 1999, each of Messrs. Skibo and Redfield received an option to purchase 80,000 shares of common stock under the iBasis 1997 Stock Incentive Plan, with such options vesting in equal 25% increments on the date of each of the next four annual meetings of our stockholders following our initial public offering, beginning with the annual meeting to take place in 2000, provided that the director is re-elected to the board of directors at such meeting. Each of the other non-employee members of the board of directors, including
Messrs. Armony, Houser, Jarve, Corfield, and Maginn, received an option to purchase 40,000 shares of common stock on the same terms. The vesting of each of the options will accelerate by 12 months, or 25% of the total grant, in the event of a change in control of iBasis, as defined in the option agreements.

COMMITTEES OF THE BOARD OF DIRECTORS

    The compensation committee currently consists of Messrs. Armony, Gneezy, Jarve and Skibo. The compensation committee reviews and evaluates the salaries, supplemental compensation and benefits of our officers, reviews general policy matters relating to compensation and benefits of our employees and makes recommendations concerning these matters to the board of directors. The compensation committee also administers our 1997 Stock Incentive Plan and our 1999 Employee Stock Purchase Plan.

    The audit committee currently consists of Messrs. Armony, Corfield and Redfield. The audit committee reviews with our independent accountants the scope and timing of its audit services, the accountants' report on our financial statements following completion of their audit and our policies and procedures with respect to internal accounting and financial controls. In addition, the audit committee will make annual recommendations to the board of directors for the appointment of independent accountants for the ensuing fiscal year.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    With the exception of Mr. Gneezy, no member of the compensation committee is or has been an officer or employee of ours. All decisions regarding the compensation of our executive officers for the fiscal year ended December 31, 1999 were made by the compensation committee, except that Mr. Gneezy did not participate in deliberations or decisions regarding his own compensation. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EMPLOYMENT AGREEMENTS

    We currently have employment contracts in effect with Ofer Gneezy, our President and Chief Executive Officer, Dr. VanderBrug, our Vice President, Mr. Henson, our Vice President of Engineering and Operations, Mr. Hughes, our Vice President of Finance and Chief Financial Officer and Mr. Giambalvo, our Senior Vice President of Worldwide Sales.

    iBasis and Mr. Gneezy are parties to an employment agreement, dated
August 11, 1997, governing his employment with iBasis as President and Chief Executive Officer. Under the terms of the employment agreement, Mr. Gneezy is to be paid a base salary of $125,000, and is eligible to receive an annual bonus at the discretion of the board of directors. iBasis and Dr. VanderBrug are parties to an employment agreement, dated August 11, 1997, governing his employment with iBasis as Executive Vice President. Under the terms of the employment agreement, Dr. VanderBrug is to be paid a base salary of $115,000, and is eligible to receive an annual bonus at the discretion of the board of directors. iBasis and Mr. Henson are parties to an employment agreement dated as of August 17, 1999 governing his employment with iBasis as Vice President, Engineering and Operations. Under the terms of the employment agreement, Mr. Henson is to be paid a base salary of $120,000, and is eligible to receive an annual bonus at the discretion of the chief executive officer or board of directors. iBasis and Mr. Hughes are parties to an employment agreement dated as of August 17, 1999 governing his employment with iBasis as Vice President, Finance and Chief Financial Officer. Under the terms of the employment agreement, Mr. Hughes is to be paid a base salary of $120,000, and is eligible to receive an annual bonus at the discretion of the chief executive officer or board of directors. iBasis and Mr. Giambalvo are parties to an employment agreement, dated as of February 8, 2000, governing his employment with iBasis as Senior Vice President of Worldwide Sales. Under the terms of the employment agreement, Mr. Giambalvo is to be paid a base salary of $185,000, and is eligible to receive an annual bonus at the discretion of the board of directors.

    We may terminate the employment agreements with Messrs. Gneezy and VanderBrug "for cause" or at any time upon at least thirty days prior written notice, and Messrs. Gneezy and VanderBrug may terminate their employment agreements "for good reason" or at any time upon at least thirty days prior written notice. If we terminate either of Messrs. Gneezy and VanderBrug without cause or if either resigns for good reason, we must continue to pay his base salary for one year and continue to provide health benefits for one year.

    We may terminate the employment agreements with Messrs. Henson, Hughes and Giambalvo "for cause" or at any time upon at least thirty days prior written notice, and Messrs. Henson, Hughes and Giambalvo may terminate their employment agreements for "good reason" or at any time upon at least thirty days prior written notice. If, within six months following an acquisition or change in control, we terminate either of Messrs. Henson, Hughes and Giambalvo without cause or if either resigns for good reason, we must continue to pay his base salary for nine months and continue to provide health benefits for nine months.

    The employment agreements with Messrs. Gneezy, VanderBrug, Henson, Hughes and Giambalvo entitle them to life insurance, health insurance and other employee fringe benefits to the extent that we make benefits of this type available to our other executive officers. All intellectual property that Messrs. Gneezy, VanderBrug, Henson, Hughes and Giambalvo may invent, discover, originate or make during the term of their employment shall be the exclusive property of iBasis. Each of Messrs. Gneezy, VanderBrug, Henson, Hughes and Giambalvo may not, during or after the term of his employment, disclose or communicate any confidential information without our prior written consent. Each employment agreement also contains a non-competition provision that is intended to survive the termination of each officer's employment for a period of one year. The agreements with Messrs. Gneezy and VanderBrug also provide that in the event of an acquisition or change in control, each of their options and restricted shares, if any, shall automatically become fully vested immediately prior to such event, and each such option shall remain exercisable until the expiration of such option or until it sooner terminates in accordance with its terms. The agreements with Messrs. Henson, Hughes and Giambalvo provide that in the event that we terminate the employment of the officer without cause, or the officer terminates his employment with "good reason," in either case within six months after the occurrence of an acquisition or change in control, then his options and restricted stock, if any, shall immediately vest and become exercisable, and each option shall remain exercisable until the expiration of the option or until it sooner terminates in accordance with its terms.

    We have also entered into a stock restriction agreement with Mr. Gneezy and Dr. VanderBrug. Under the terms of the agreement, if either Mr. Gneezy or Dr. VanderBrug leaves his employment with us, either because he terminates his employment voluntarily and without "good reason," or he is terminated "for cause," we have the right to purchase a percentage of the common stock held by him at the fair market value, as determined by our board of directors, on the date of the purchase by iBasis. The percentage we have the right to acquire under these circumstances decreases over time, from approximately 16.9% as of the date of this prospectus to 0% on or after August 26, 2000, at which time the agreement will terminate. The terms "good reason" and "for cause" have the same meanings as they do in the officers' employment agreements.

    In general, "good reason" as used in both the employment agreements and the stock restriction agreement of Messrs. Gneezy, VanderBrug, Hughes, Henson and Giambalvo is defined to mean any material change in the compensation, position, location of employment or responsibilities of the employee. "For cause" generally means gross negligence or willful misconduct of the employee, a breach of the employment agreement or the commission of a crime.

    Our employment agreement with Mr. Giambalvo also contains provisions relating to Mr. Giambalvo's relocation to the Boston area. Under the terms of Mr. Giambalvo's employment agreement, we have agreed to provide Mr. Giambalvo with $70,000 to cover his relocation expenses. In addition, we have agreed to guarantee a loan of up to $500,000 to Mr. Giambalvo for a period of six months, in the event he purchases a home in the Boston area before he sells his existing home.

EXECUTIVE COMPENSATION

    The following table sets forth information for the fiscal years ended December 31, 1998 and 1999 with respect to the compensation of our chief executive officer and our three other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE


                                                                                  LONG-TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                          ANNUAL COMPENSATION (1)           ---------------------
                                   --------------------------------------   SECURITIES UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR          SALARY         BONUS          OPTIONS (#)        COMPENSATION
---------------------------        --------       --------       --------   ---------------------   ------------
Ofer Gneezy.................         1999         $150,000       $135,000               --                  --
  President and Chief                1998          134,866         37,500           80,000                  --
    Executive Officer
Gordon J. VanderBrug........         1999          135,000        122,400               --                  --
  Executive Vice President           1998          122,240         33,750           60,000                  --
John G. Henson, Jr. (2).....         1999          125,000         85,600           50,000                  --
  Vice President,                    1998           67,898         30,000          200,000             $17,791(3)
    Engineering & Operations
Michael J. Hughes (4).......         1999          120,000         75,750           50,000                  --
  Vice President, Finance            1998           48,808         12,500          200,000                  --
    and Chief Financial
    Officer


------------------------

(1) Excludes certain perquisites and other benefits, the amount of which did not exceed 10% of the employee's total salary and bonus.

(2) Mr. Henson became Vice President, Engineering & Operations in June 1998.

(3) Represents reimbursed relocation expenses.


(4) Mr. Hughes became Vice President, Finance and Chief Financial Officer in August 1998.


STOCK OPTION GRANTS

    The following table contains information concerning options to purchase common stock that we granted made in the year ended December 31, 1999 to each of the officers named in the summary compensation table.

                             OPTION GRANTS IN 1999


                                                                                                POTENTIAL REALIZABLE
                                                                                                      VALUE AT
                                                  INDIVIDUAL GRANTS                                ASSUMED ANNUAL
                          -----------------------------------------------------------------           RATES OF
                                                  PERCENT OF TOTAL                            STOCK PRICE APPRECIATION
                                NUMBER OF         OPTIONS GRANTED    EXERCISE                    FOR OPTION TERM(2)
                          SECURITIES UNDERLYING     TO EMPLOYEES     PRICE PER   EXPIRATION   -------------------------
NAME                       OPTIONS GRANTED(1)         IN 1999          SHARE        DATE          5%            10%
----                      ---------------------   ----------------   ---------   ----------   -----------   -----------
Ofer Gneezy.............              --                  --              --             --           --            --
Gordon J. VanderBrug....              --                  --              --             --           --            --
John G. Henson, Jr......          50,000                 2.5%         $ 4.00       6/3/2009   $2,142,000    $3,529,000
Michael J. Hughes.......          50,000                 2.5%           4.00       6/3/2009    2,142,000     3,529,000


------------------------

(1) Shares underlying options generally vest over a four-year period, with 6.25% of the shares vesting on each of the first sixteeen three-month anniversaries after the grant date. However, during the first year of employment, no shares underlying an option vest until the first anniversary of the optionee's employment when all of the shares that would have vested before such date become exercisable. For disclosure regarding terms of the stock options, see "Management--1997 Stock Incentive Plan."

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent an estimate or projection of our future stock prices. Potential realizable value is determined by multiplying $28.75, the closing price of the common stock on the Nasdaq National Market on December 31, 1999, by the stated annual appreciated rate compounded annually for the term of the option, subtracting the exercise price or base price per share from the product, and multiplying the remainder by the number of options granted. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the common stock and overall stock market conditions. There can be no assurance that the amounts reflected in the table will be achieved.

OPTION EXERCISES AND HOLDINGS

    The following table contains information concerning option holdings for the year ended December 31, 1999 with respect to each of the officers named in the summary compensation table.


                                                                1999 YEAR-END OPTION VALUES
                                                 ---------------------------------------------------------
                                                      NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                     OPTIONS AT YEAR END         OPTIONS AT YEAR END(1)
                                                 ---------------------------   ---------------------------
NAME                                             EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                             -----------   -------------   -----------   -------------
Ofer Gneezy....................................     20,000         60,000       $ 553,000     $1,659,000
Gordon J. VanderBrug...........................     15,000         45,000         414,750      1,244,250
John G. Henson, Jr.............................     71,250        178,750       1,980,938      4,866,563
Michael J. Hughes..............................     63,750        186,250       1,769,063      5,078,438


------------------------

(1) Value is determined by subtracting the exercise price from $28.75, the closing price of the common stock on the Nasdaq National Market on December 31, 1999, multiplied by the number of shares underlying the options.

1997 STOCK INCENTIVE PLAN

    In August 1997, our board of directors approved our 1997 Stock Incentive Plan, which was amended in December 1998 and in September 1999. The initial adoption of the plan and each of its amendments were subsequently approved by our stockholders. Our stock incentive plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards. Employees (including officers and employee directors), directors, consultants and advisors are eligible for all awards except incentive stock options. Only employees are eligible for incentive stock options. A maximum of 5,700,000 shares of common stock have been authorized for issuance under our stock incentive plan. Under our stock incentive plan, as of December 31, 1999:

    - options for the purchase of 2,947,725 shares of common stock had been granted and were outstanding under the plan;

    - 206,125 shares had been issued upon exercise of options granted under the plan;

    - a grant of 15,000 shares of restricted stock had been made under the plan; and

    - options for the purchase of 403,650 shares that were granted under the plan had been cancelled.

    2,531,150 shares of common stock remained available for the grant of awards under the plan as of December 31, 1999. No participant in our stock incentive plan may, in any year, be granted options or restricted stock awards with respect to more than 100,000 shares of common stock.

    The compensation committee administers our stock incentive plan and has the authority to make all determinations required under our stock incentive plan, including the eligible persons to whom, and the time or times at which, options or restricted stock awards may be granted, the exercise price or purchase price, if any, of each option or restricted stock award, whether each option is intended to qualify as an incentive stock option or a nonqualified stock option, and the number of shares subject to each option or restricted stock award. The compensation committee also has authority to:

    - interpret our stock incentive plan;

    - determine the terms and provisions of the option or restricted stock award instruments; and

    - make all other determinations necessary or advisable for administration of our stock incentive plan.

    The committee has authority to prescribe, amend, and rescind rules and regulations relating to our stock incentive plan. The exercise price of options granted under our stock incentive plan shall not be less than 100% of the fair market value of the common stock on the date of grant, or 110% in the case of incentive stock options issued to an employee who at the time of grant owns more than 10% of the total combined voting power of all classes of iBasis stock. The options become exercisable at such time or times, during such periods, and for such numbers of shares as shall be determined by the compensation committee and expire after a specified period that may not exceed ten years from the date of grant.

    The compensation committee may, in its discretion, provide for the acceleration of one or more outstanding options and the vesting of unvested shares held as restricted stock awards upon occurrence of a change of control of iBasis.

    In the event of a merger, consolidation, or sale, transfer, or other disposition of all or substantially all of our assets, the compensation committee may, in its discretion, provide for the automatic acceleration of one or more outstanding options that are assumed or replaced and do not otherwise accelerate by reason of the transaction. In addition, the compensation committee may similarly provide for the termination of any of our repurchase rights that may be assigned in connection with the merger, consolidation, or sale, transfer, or other disposition of all or substantially all of our assets, in the event that a holder of restricted stock's employment, directorship or consulting or advising relationship should subsequently terminate following the transaction.

    The board of directors may amend, modify, suspend or terminate our stock incentive plan at any time, subject to applicable law and the rights of holders of outstanding options and restricted rights awards. Our stock incentive plan will terminate on August 11, 2007, unless the board of directors terminates it prior to that time.

1999 EMPLOYEE STOCK PURCHASE PLAN

    In September 1999, our board of directors and stockholders approved the 1999 iBasis, Inc. Employee Stock Purchase Plan, which enables eligible employees to acquire shares of our common stock through payroll deductions. In December 1999, the employee stock purchase plan was amended. Our employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. The initial offering period started on January 1, 2000 and will end on June 30, 2000, unless otherwise determined by the board of directors. Subsequent offerings under the employee stock purchase plan are planned to start on January 1 and July 1 of each year and end on June 30 and December 31 of each year. During each offering period, an eligible employee may select a rate of payroll deduction of from 1% to 10% of compensation, up to an aggregate of $12,500 in any offering period. The purchase price for our common stock purchased under our employee stock purchase plan is 85% of the lesser of the fair market value of the shares on the first or last day of the offering period. An aggregate of 500,000 shares of common stock have been reserved for issuance under the employee stock purchase plan.

                              CERTAIN TRANSACTIONS

PREVIOUS CAPITAL STOCK FINANCINGS

    Between February 1997 and July 1999, we sold an aggregate of 1,500,000 shares of our Class B common stock and 13,556,603 shares of our preferred stock for cash. All of these shares of Class B common stock and preferred stock automatically converted into an aggregate of 17,556,603 shares of common stock upon the completion of our initial public offering in November 1999. See "Principal Stockholders" for information regarding our securities which are held by our directors and officers and the holders of 5% or more of the outstanding common stock.

    CLASS A COMMON STOCK. In August 1996, we issued 6,000,000 shares of our Class A common stock to Ofer Gneezy at a price of $.001 per share, for a total cash consideration to us of $50. The 6,000,000 shares reflect both a 40-for-1 stock split in February 1997, and a 2-for-1 stock dividend in December 1997. Mr. Gneezy is our President and Chief Executive Officer and a director. Our Class A common stock converted into common stock on a share-for-share basis upon the completion of our initial public offering.

    CLASS B COMMON STOCK. In February, March and April 1997, we issued 1,500,000 shares of our Class B common stock to a number of independent investors and our founders at a purchase price of $0.33 per share, for a total cash consideration to us of approximately $500,000. In this transaction, we sold 300,000 shares of Class B common stock to the Charles N. Corfield Trust, 15,000 shares to Ofer Gneezy, 15,000 shares to Gordon J. VanderBrug, 150,000 shares to Elka, Ltd., 150,000 shares to Henry Meester, Jr., 240,000 shares to Porky Partners L.L.C., 150,000 shares to Providence Investment Company Limited, 150,000 shares to David J. Roux and 300,000 shares to the Melvin C. VanderBrug Trust. An additional 30,000 shares were sold to an independent investor. Charles
N. Corfield, the sole trustee of the Charles N. Corfield Trust, is a director of iBasis. Mr. VanderBrug is our Executive Vice President and a director. All of the outstanding Class B common stock automatically converted into common stock on a share-for-share basis upon the completion of our initial public offering.

    SERIES A PREFERRED STOCK. In October, November and December 1997, and March and June 1998, subject to commitments made in 1997, we issued an aggregate of 1,250,000 shares of Series A preferred stock to a number of independent investors and our founders at a purchase price of $3.00 per share for a total cash consideration to us of approximately $3.75 million. In these transactions, we sold 200,000 shares of Series A preferred stock to the Charles N. Corfield Trust, 3,333 shares to Ofer Gneezy, 25,000 shares to Henry Meester, Jr., 25,000 shares to the Melvin C. VanderBrug Trust, 16,667 shares to David J. Roux, 333,333 shares to Seruus Telecom Fund, L.P., 16,500 shares to Elka, Ltd., 278,084 shares to Bain Securities, Inc., 278,084 shares to Sunapee
Securities, Inc. and 1,667 shares to Gordon J. VanderBrug. An additional 72,332 shares of Series A preferred stock were sold to other independent investors, including two stockholders of iBasis. Mr. Houser, a director of iBasis, is the chairman and a managing director of Seruus Ventures, LLC, an affiliated entity of Seruus Telecom Fund, L.P. All of the outstanding Series A preferred stock automatically converted into common stock upon the completion of our initial public offering on the basis of three shares of common stock for each share of Series A preferred stock.

    SERIES B PREFERRED STOCK. On August 26, 1998, we issued 6,562,500 shares of Series B preferred stock to a number of independent investors, our founders and certain existing shareholders at a purchase price of $1.60 per share, for a total cash consideration to us of approximately $10.5 million. In this transaction, we sold 56,578 shares of Series B preferred stock to Charles River VIII-A LLC, 3,068,422 shares to Charles River Partnership VIII, LP, 100,000 shares to the Charles N. Corfield Trust, 5,000 shares to Ofer Gneezy, 19,100 shares to David J. Roux, 62,500 shares to Charles S. Houser, 12,500 shares to Michael J. Hughes, 125,960 shares to Menlo Entrepreneurs Fund VII, L.P., and 2,999,040 shares to Menlo Ventures VII, L.P. An additional 113,400 shares of Series B preferred stock were sold to other independent investors, including six stockholders of iBasis. Izhar Armony, a director of iBasis, is a partner at Charles River Ventures, an affiliated entity of Charles River VIII-A LLC and Charles River Partnership VIII, LP. Michael J. Hughes is the Vice President, Finance and Chief Financial Officer of iBasis. John Jarve, a director of iBasis, is a principal and managing director of Menlo Ventures, an affiliated entity of Menlo Entrepreneurs Fund VII, L.P. and Menlo Ventures VII, L.P. All of the outstanding Series B preferred stock automatically converted into common stock on a share-for-share basis upon the completion of our initial public offering.

    SERIES C PREFERRED STOCK. In July 1999, we issued 5,744,103 shares of Series C preferred stock to a number of independent investors, our founders and certain existing shareholders at a purchase price of $4.37 per share, for a total cash consideration to us of approximately $25.1 million. In this transaction, we sold 4,577 shares of Series C preferred stock to Ofer Gneezy, 4,577 shares to Michael J. Hughes, 23,000 shares to Elka, Ltd., 114,416 shares to the Charles N. Corfield Trust, 53,432 shares to Porky Partners II, L.L.C., 37,500 shares to Charles S. Houser, 12,429 shares to Charles River VIII-A LLC, 114,416 shares to Dirigo Partners, L.L.C., an affiliate of David J. Roux, 674,071 shares to Charles River Partnership VIII, LP, 121,234 shares to the Melvin C. VanderBrug Trust, 658,829 shares to Menlo Ventures VII, L.P., 27,671 shares to Menlo Entrepreneurs Fund VII, L.P., 517,784 shares to New Media Investors III, LLC, 1,888,010 shares to TCV III (Q), L.P., an aggregate of 171,487 shares to affiliates of TCV III (Q), 1,137,761 shares to Integral Capital Partners IV, L.P. and 6,404 shares to one of its affiliates. An additional 176,505 shares of Series C preferred stock were sold to other independent investors, including eight stockholders of iBasis. All of the outstanding Series C preferred stock automatically converted into common stock on a share-for-share basis upon the closing of our initial public offering.

    RIGHTS AND RESTRICTIONS OF CLASS B COMMON STOCK AND PREFERRED STOCK.

    When the Class A and Class B common stock and Series A, Series B and
Series C preferred stock converted into common stock upon the completion of our initial public offering, all rights and restrictions of the Class A and Class B common stock and the Series A, Series B and Series C preferred stock, including any redemption rights and special voting rights, terminated. Notwithstanding the conversion, the original holders of the Series A, Series B and Series C preferred stock are entitled to "piggyback" and certain demand registration rights with respect to the shares of common stock into which the Series A, Series B and Series C preferred stock converted. See "Description of Capital Stock--Registration Rights."

CHANGE IN CONTROL ARRANGEMENTS AND INDEMNIFICATION

    Our certificate of incorporation limits the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by Delaware law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our by-laws provide that we may indemnify our directors and officers to the fullest extent permitted by Delaware law.

    Provisions in our employment agreements with Messrs. Gneezy and VanderBrug are triggered upon a change in control of iBasis. In general, a "change in control" is defined to mean a merger, consolidation or similar transaction in which securities possessing more than 50% of the total combined voting power of our outstanding securities are transferred to a new person, or upon the sale, transfer or other disposition of all or substantially all of our assets to one or more persons. Under each agreement, immediately prior to a change in control, each stock option and restricted share held by the officer shall immediately vest and become exercisable.

    Provisions in our employment agreements with Messrs. Henson, Hughes and Giambalvo are also triggered upon a change in control of iBasis. Under each agreement, if within the six month period following the occurrence of an acquisition or change in control, the company terminates the employment of the officer without cause, or the officer terminates his employment with "good reason," then he shall be entitled to the continuation of his salary and health benefits for a period of nine months from the date of his termination. In general, "good reason" is defined to mean any material change in the compensation, position or responsibilities of the officer that is, taken as a whole, inconsistent with their respective positions held prior to the change in control. Further, upon any such termination each option to acquire our capital stock held by the officer shall immediately vest and become exercisable.

    Each of the nonemployee members of our board of directors, including Messrs. Armony, Houser, Jarve, Corfield, and Maginn, received an option to purchase 40,000 shares of common stock. Each of Mr. Redfield and Mr. Skibo, non-employee members of our board of directors, received an option to purchase 80,000 shares of common stock. The vesting of each of the options will accelerate by 12 months, or 25% of the total grant, in the event of a change in control of iBasis, as defined in the option agreements. See "Management--Director Compensation."

FUTURE TRANSACTIONS

    We believe all of the transactions set forth above that we consummated with parties that may be deemed to be affiliated with us were made on terms no less favorable to us than could have been obtained from unaffiliated third-parties. We will require that all future transactions with parties affiliated with us, including loans between us and our officers, directors, principal stockholders and their affiliates, be approved by a majority of the board of directors, including a majority of independent and disinterested directors, and that such transactions be on terms no less favorable to us than could be obtained from unaffiliated third-parties.

    For a description of other transactions and employment and other arrangements between us and our directors and executive officers, see "Management--Director Compensation" and "--Employment Agreements."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of common stock as of December 31, 1999, by:

    - each person or entity we know owns beneficially more than 5% of our common stock;

    - each of our directors;

    - each of our executive officers named in the summary compensation table;
      and

    - all executive officers and directors as a group.


    Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. The table below does not reflect the beneficial ownership of these principal stockholders after giving effect to a concurrent public offering of 3,500,000 shares of common stock in which 1,469,915 shares are to be sold by stockholders of the Company, including some of the stockholders set forth below, assuming no exercise of the over-allotment option granted to the underwriters of that offering. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 1999 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Unless otherwise indicated, the address for each of the following stockholders is c/o iBasis, Inc., 20 Second Avenue, Burlington, Massachusetts 01803.



                                                                     SHARES
                                                               BENEFICIALLY OWNED
                                                              ---------------------
NAME OF BENEFICIAL OWNER                                        NUMBER     PERCENT
------------------------                                      ----------   --------
Charles River Partnership VIII, LP and affiliated
  entities(1)...............................................   3,811,500     12.1%
Izhar Armony(1).............................................   3,811,500     12.1%
Menlo Ventures VII, L.P. and affiliated entities(2).........   3,811,500     12.1%
John Jarve(2)...............................................   3,811,500     12.1%
Ofer Gneezy(3)..............................................   3,774,576     11.9%
Technology Crossover Ventures and affiliated entities(4)....   2,209,497      7.0%
Gordon J. VanderBrug(5).....................................   1,840,001      5.8%
Robert Maginn(6)............................................   1,513,784      4.8%
Charles N. Corfield(7)......................................   1,214,416      3.8%
Charles S. Houser(8)........................................   1,099,999      3.5%
Seruus Telecom Fund, L.P....................................     999,999      3.2%
Michael J. Hughes(9)........................................      80,827      *
John G. Henson, Jr.(10).....................................      71,250      *
Carl Redfield...............................................           0      *
Charles M. Skibo............................................           0      *
All directors and executive officers as a group (12
  persons)(11)..............................................  17,220,853     54.1%


------------------------

  * Represents less than 1% of the outstanding shares of common stock.

 (1) Consists of 3,742,493 shares held by Charles River Partnership VIII, LP and 69,007 shares held by Charles River VIII-A, LLC. Mr. Armony, one of our directors, is a partner of Charles River Ventures, an affiliate of Charles River Partnership VIII, LP and Charles River VIII-A, LLC. Mr. Armony disclaims beneficial ownership of the shares held by the entities affiliated with Charles River Ventures, except to the extent of his pecuniary interest therein. Based upon information provided by Charles River Partnership VIII L.P. and affiliated entities'
    Schedule 13G, filed with the SEC February 2, 2000. The address for
    Mr. Armony and Charles River Ventures is 1000 Winter Street, Suite 3300, Waltham, Massachusetts 02451.

 (2) Consists of 3,657,869 shares held by Menlo Ventures VII, L.P. and 153,631 shares held by Menlo Entrepreneurs Fund VII, L.P. Mr. Jarve, one of our directors, is managing director of MV Management VII, LLC, the general partner of Menlo Ventures VII, L.P. and Menlo Entrepreneurs Fund VII, L.P. Mr. Jarve disclaims beneficial ownership of the shares held by the entities affiliated with Menlo Ventures, except to the extent of his pecuniary interest therein. Based upon information provided by Menlo Ventures VII, L.P. and affiliated entities' Schedule 13G, filed with the SEC February 4, 2000. The address for Mr. Jarve and Menlo Ventures is 3000 Sand Hill Road, Building 4, Suite 100, Menlo Park, California 94025.

 (3) Includes 20,000 shares of common stock issuable upon exercise of options within 60 days of December 31, 1999. Also includes 50,000 shares held by The Ofer Gneezy 1999 Family Trust for the benefit of Mr. Gneezy's children.
    Mr. Gneezy disclaims beneficial ownership of the shares held by The Ofer Gneezy 1999 Family Trust. Based in part upon information provided by Ofer Gneezy's Schedule 13G, filed with the SEC February 14, 2000. Mr. Gneezy is our President, CEO and one of our directors.

 (4) Consists of 16,044 shares held by TCV III (GP), 76,208 shares held by TCV III, L.P., 2,025,520 shares held by TCV III (Q), L.P. and 91,725 shares held by TCV III Strategic Partners, L.P. collectively, the "TCV Funds." Jay
    C. Hoag and Richard H. Kimball are the sole managing members of Technology Crossover Management III, L.L.C., "TCM III", the general partner of each of the TCV Funds. Consequently, TCM III and Messrs. Hoag and Kimball may each be deemed to beneficially own all of the shares held by the TCV Funds.
    TCM III and Messrs. Hoag and Kimball each disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interest in those shares. Based upon information provided by Technology Crossover Ventures and affiliated entities' Schedule 13G, filed with the SEC
    January 31, 2000. The address for each of these entities is 575 High Street, Suite 400, Palo Alto, California 94301.

 (5) Includes 15,000 shares of common stock issuable upon exercise of options within 60 days of December 31, 1999. Also includes 1,317,345 shares held by the G.J. & C.E. VanderBrug Family Limited Partnership. Dr. VanderBrug disclaims beneficial ownership of the shares held by the G.J. & C.E. VanderBrug Family Limited Partnership, except to the extent of his pecuniary interest therein. Does not include 37,865 shares of common stock held by Dr. VanderBrug's spouse. Dr. VanderBrug disclaims beneficial ownership of the shares held by his spouse. Dr. VanderBrug is our Executive Vice President and one of our directors.

 (6) Consists of 996,000 shares held by Sunapee Securities, Inc. and 517,784 shares held by New Media Investors III, LLC. Mr. Maginn, one of our directors, is a director of Bain & Co., Inc., an affiliate of Sunapee Securities, Inc. and New Media Investors III, LLC. Mr. Maginn disclaims beneficial ownership of the shares held by the entities affiliated with Bain & Co., Inc., except to the extent of his pecuniary interest therein. The address for Mr. Maginn and Bain & Co., Inc. is Two Copley Place, Boston, Massachusetts 02116.

 (7) Consists of 1,114,416 shares held by the Charles N. Corfield Trust u/a/d 12/19/91, a revocable trust of which Mr. Corfield is the sole trustee, and 100,000 shares held by Mr. Corfield, individually. Mr. Corfield is one of our directors.

 (8) Consists of 999,999 shares held by Seruus Telecom Fund, L.P. and 100,000 shares held by Mr. Houser, individually. Mr. Houser, one of our directors, is the managing director of Seruus Ventures, an affiliate of Seruus Telecom Fund, L.P. Mr. Houser disclaims beneficial ownership of the shares held by Seruus Telecom Fund, L.P., except to the extent of his pecuniary interest therein.

 (9) Includes 63,750 shares of common stock issuable upon the exercise of options within 60 days of December 31, 1999. Mr. Hughes is our Vice President, Finance and our Chief Financial Officer.


(10) Consists entirely of 71,250 shares of common stock issuable upon the exercise of options within 60 days of December 31, 1999. Mr. Henson is our Vice President, Engineering & Operations.



(11) Includes 170,000 shares of common stock issuable upon exercise of options within 60 days of December 31, 1999 and certain shares held by affiliates of such directors and executive officers.

                              DESCRIPTION OF NOTES


    We will issue the notes under an indenture to be dated as of March 15, 2000 between us and The Bank of New York, as trustee. The following summarizes some, but not all, of the provisions of the notes and the indenture. You should refer to the actual terms of the notes and the indenture, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, for the definitive terms and conditions. We will provide to you, upon request, copies of the proposed forms of the notes and indenture. As used in this description, the words "we," "us" or "our" do not include any current or future subsidiary of iBasis.


GENERAL


    The notes are unsecured general obligations that are subordinate in right of payment as described under "--Subordination." The notes are convertible into common stock as described under "--Conversion." The aggregate principal amount of the notes will be limited to $150 million ($172.5 million if the underwriters' option to purchase additional notes is exercised in full). The notes will be issued in fully registered form and denominated in integral multiples of $1,000. The notes will mature on March 15, 2005 unless earlier converted, redeemed or repurchased.


    The notes will bear interest at the annual rate shown on the cover page of this prospectus. Interest will be paid on each March 15 and September 15 of each year, beginning September 15, 2000, subject to limited exceptions if the notes are converted, redeemed or repurchased prior to the interest payment date. The record dates for payment of interest will be March 1 and September 1. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

    We will maintain an office in the Borough of Manhattan in New York, New York where the notes may be presented for registration, transfer, exchange or conversion. Initially, this will be an office or agency of the trustee. We may, at our option, pay interest on the notes by check mailed to the registered holders of notes. However, holders of more than $2,000,000 in principal amount of notes may elect in writing to be paid by wire transfer; provided that any payment to The Depository Trust Company or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

    We are not restricted from paying dividends or repurchasing securities or incurring indebtedness under the indenture. The indenture has no financial covenants. You are not protected in the event of a highly leveraged transaction or a change in control of iBasis, except as described under "--Repurchase at Option of Holders Upon a Repurchase Event" below.

    Holders will not be required to pay a service charge for registration, exchange or transfer of their notes. We may, however, require holders to pay any tax or other governmental charge in connection with the transfer or exchange of the notes other than stamp or other duties imposed with respect to the issuance of the notes. We are not required to exchange or register the transfer of:

    - any note for a period of 15 days before selection for redemption;

    - any note or portion selected for redemption;

    - any note or portion surrendered for conversion; or

    - any note or portion surrendered for repurchase but not withdrawn in connection with a repurchase event.

FORM, DENOMINATION AND REGISTRATION

    The notes will be evidenced by a global security initially deposited with DTC, and registered in the name of Cede & Co. as DTC's nominee. The global security will be deposited upon issuance with the

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trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC, as described below.

    Transfers of beneficial interests in the global security will be subject to the applicable rules and procedures of DTC and its direct and indirect participants, which may change from time to time.

    Except as set forth below, the global security may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    THE DESCRIPTIONS OF THE OPERATIONS AND PROCEDURES OF DTC THAT FOLLOW ARE PROVIDED SOLELY AS A MATTER OF CONVENIENCE. THESE OPERATIONS AND PROCEDURES ARE SOLELY WITHIN THE CONTROL OF DTC AND ARE SUBJECT TO CHANGES BY THEM FROM TIME TO TIME. IBASIS TAKES NO RESPONSIBILITY FOR THESE OPERATIONS AND PROCEDURES AND URGES INVESTORS TO CONTACT DTC OR ITS PARTICIPANTS DIRECTLY TO DISCUSS THESE MATTERS.

    Institutions that have accounts with DTC or its nominees (called "participants") may own a beneficial interest in a global note. Persons that are not participants may beneficially own interests in the global security held by DTC only through participants or banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). So long as Cede, as the nominee of DTC, is the registered owner of the global security, Cede will be considered the sole holder of the global security for all purposes. Except as provided below, owners of beneficial interests in the global security will not:

    - be entitled to have certain certificates registered in their names;

    - be entitled to receive physical delivery of certificates in definitive form; or

    - be considered the registered holders thereof.

    A beneficial interest in the global security may not be exchanged for a note in certificated form unless (i) DTC (x) notifies us that it is unwilling or unable to continue as depositary for the global security or (y) has ceased to be a clearing agency registered under the Exchange Act and in either case we fail to appoint a successor depositary, (ii) we, at our option, notify the trustee in writing that we elect to cause the issuance of the notes in certificated form or
(iii) an event of default or any event which after notice or lapse of time or both would be an event of default occurs, and is continuing, with respect to the notes. In all cases, certificated notes delivered in exchange for any global security or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

    Transfers between participants will be affected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, holders may be unable to transfer beneficial interests in the global security to those persons.

    We will make cash payments of interest on and principal and redemption or repurchase price of the global security to Cede, the nominee for DTC as the registered holder of the global security. We will make these payments by wire transfer of immediately available funds. Neither we, the trustee nor any paying agent will have any responsibility or liability for:

    - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security; or

    - maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

    We have been informed that DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global security as shown on DTC's records, unless DTC has reason to believe that it will not

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
receive payment on the payment date. Payments by participants to owners of beneficial interests in notes represented by the global security held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in "street name."

    We will send any redemption notices to Cede. We will understand that if less than all of the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

    We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

    A person having a beneficial interest in notes represented by the global security may be unable to pledge that interest to persons or entities that do not participate in the DTC system, or to take other actions in respect of that interest, because that beneficial interest is not represented by a physical certificate.

    We and the trustee have no responsibility for the performance by DTC, its participants and its indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion as described below, only at the direction of one or more participants those participants to whose DTC accounts are credited with interests in the global security and only in respect of the principal amount of the notes represented by the global security as to which those participants have given such a direction.

    DTC has advised us as follows:

    - DTC is a limited purpose trust company organized under the laws of the State of New York;

    - a member of the Federal Reserve System;

    - a "clearing corporation" within the meaning of the Uniform Commercial Code; and

    - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

    DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include other types of organizations. Some of the participants, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a participant, either directly or indirectly.

    DTC is under no obligation to perform or continue to perform the above procedures, and these procedures may be discounted at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global security.

    The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a global note to pledge such interest to persons or entities that do not participate

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
in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

CONVERSION BY HOLDERS

    You may, at your option, convert your notes, in whole or in part, at any time prior to maturity into our common stock at an initial conversion price of
$    per share. You may convert notes in denominations of $1,000 and multiples of $1,000. The conversion price is subject to adjustment as described below. If the notes are called for redemption, your conversion rights on the notes called for redemption will expire at the close of business of the last business day before the redemption date, unless we default in payment of the redemption price. If you have submitted your note for repurchase after a repurchase event, you may only convert your note if you deliver a withdrawal notice before the close of business on the last business day before the repurchase date.

    Except as described below, we will not make any adjustment for accrued interest or dividends on common stock upon conversion of the notes. If you convert your notes after a record date and prior to the next interest payment, you will have to pay us interest, unless the notes have been called for redemption or are eligible for repurchase under the indenture. We will pay a cash adjustment for any fractional shares based on the market price of our common stock on the last business day before the conversion date.

    You can convert your notes by delivering the notes to an office or agency of the Trustee in the Borough of Manhattan, the City of New York, along with a duly signed and completed notice of conversion, a form of which may be obtained from the trustee. In the case of a global security, DTC will effect the conversion upon notice from the holder of a beneficial interest in the global security in accordance with DTC's rules and procedures. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are delivered. As promptly as practicable on or after the conversion date, but no later than three business days after the conversion date, we will issue and deliver to the conversion agent certificates for the number of full shares of common stock issuable upon conversion, together with any cash payment for fractional shares. If you have previously elected to have us repurchase your notes, you will have to withdraw such election prior to conversion.

    If you deliver a note for conversion, you will not be required to pay any taxes or duties for the issue or delivery of common stock on conversion. However, we will not pay any transfer tax or duty payable as a result of the issuance or delivery of the common stock in a name other than that of the holder of the note. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we have been provided satisfactory evidence that the transfer tax or duty has been paid.

    The conversion price of $    per share will be adjusted if:

1.  we dividend or distribute on our common stock shares of our common stock;

2.  we subdivide or combine our common stock;

3. we issue rights or warrants to all holders of our common stock to purchase common stock at less than the current market price;

4. we dividend or distribute to all holders of our common stock, capital stock or evidences of indebtedness, cash or assets, but excluding:

       - dividends, distribution and rights or warrants referred to in (1) and
         (3) above, or

       - dividends and distribution paid exclusively in cash.

5. we make a dividend or distribution consisting exclusively of cash to all holders of common stock if the aggregate amount of these distributions combined together with (A) all other all-cash

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
    distributions made within the preceding 12 months in respect of which we made no adjustment plus (B) any cash and the fair market value of other consideration payable in any tender offers by iBasis or any of our subsidiaries for common stock concluded within the preceding 12 months in respect for which we made no adjustment, exceeds 10% of our market capitalization, being the product of the then current market price of the common stock multiplied by the number of shares of our common stock then outstanding;

6. the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding such tender offer plus (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of the tender offer for which we have made no adjustment, exceeds 10% of our market capitalization on the expiration of such tender offer; or

7. payment on tender offers or exchange offers by a third party other than us or our subsidiaries if, as of the closing date of the offer, our board of directors does not recommend rejection of the offer. We will only make this adjustment if a tender offer increases the person's ownership to more than 25% of our outstanding common stock and the payment per share is greater than the current market price of the common stock. We will not make this adjustment if the tender offer is a merger or transaction described below under "--Consolidation, Merger or Assumption."

    If we implement a stockholders' rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion.

    If we reclassify our common stock, consolidate, merge or combine with another person or sell or convey our property and assets as an entirety or substantially as an entirety, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, combination, sale or conveyance by a holder of the number of shares of common stock into which the note was convertible immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a consolidation, merger or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

    You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment (or the nonoccurrence of an adjustment) to the conversion price. See "United States Federal Income Tax Considerations."

    We are permitted to reduce the conversion price of the notes for limited periods of time, if our board of directors deems it advisable. Any such reduction shall be effective for not less than 20 days. We are required to give at least 15 days prior notice of any such reduction. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

    No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments.

PROVISIONAL REDEMPTION

    We may redeem some or all of the notes at any time prior to March 20, 2003, at a redemption price equal to $1,000 per note plus accrued and unpaid interest to the redemption date if the closing

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price of our common stock has exceeded 150% of the conversion price for at least
20 trading days in any consecutive 30-trading day period ending on the trading day prior to the mailing of the notice of redemption.

    If we redeem some or all of the notes prior to March 20, 2003, we will also
make an additional payment on the redeemed notes equal to $    per $1,000 note,
minus the amount of any interest we actually paid on the note prior to the date we mailed the notice. We must make these additional payments on all notes called for redemption, including notes converted after the date we mailed the notice.

OPTIONAL REDEMPTION

    At any time on or after March 20, 2003, we may redeem the notes, in whole or in part, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of the principal amount, is as follows for the 12-month periods beginning on March 20 of the year indicated:

YEAR                                                          REDEMPTION PRICE
----                                                          ----------------
2003........................................................            %
2004........................................................

and 100% of the principal amount on and after March 15, 2005. In each case we will also pay accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, we will pay interest to the record holders as of the relevant record date. We are required to give notice of redemption not more than 60 and not less than 30 days before the redemption date under the indenture.

    No "sinking fund" is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically. We may not redeem the notes if there is a default under the indenture.

REPURCHASE AT OPTION OF HOLDERS UPON A REPURCHASE EVENT

    If a repurchase event occurs, you will have the right, at your option, to require us to repurchase all or any portion of your notes 40 days after we mail holders a notice of repurchase event. The repurchase price we are required to pay will be 105% of the principal amount of the notes submitted for repurchase, plus accrued and unpaid interest to, but excluding, the repurchase date. If a repurchase date is an interest payment date, we will pay to the record holder on the record date.

    At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock, valued at 95% of the average of the closing prices for the five trading days immediately before and including the third trading day preceding the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the indenture.

    We will be required to mail you a notice within 10 days after the occurrence of a repurchase event. The notice must describe the repurchase event, your right to elect repurchase of the notes and the repurchase date. We must deliver a copy of the notice to the trustee and cause a copy, or a summary of the notice, to be published in a newspaper of general circulation in New York, New York. You may exercise your repurchase rights by delivering written notice to us and the trustee. The notice must be accompanied by the notes duly endorsed for transfer to us. You must deliver the exercise notice on or before the close of business on the thirty-fifth calendar day after the mailing date of the repurchase notice.

    A repurchase event will be considered to have occurred if:

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    1.  our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States, or

    2.  one of the following "change in control" events occurs:

       - any person or group is a beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors;

       - our stockholders approve any plan or proposal for our liquidation, dissolution or winding up;

       - we consolidate with or merge into any other corporation or any other corporation merges into us and, as a result, our outstanding common stock is changed or exchanged for other assets or securities unless our stockholders immediately before the transaction own, directly or indirectly, immediately following the transaction at least 51% of the combined voting power of the corporation resulting from the transaction in substantially the same proportion as their ownership of our voting stock immediately before the transaction;

       - we convey, transfer or lease all or substantially all of our assets to any person; or

       - the "continuing directors" do not constitute a majority of our board of directors at any time.

    However, a change in control will not be deemed to have occurred if:

       - the last sale price of our common stock for any 5 trading days during the 10 trading days immediately before the change in control is equal to at least 105% of the conversion price, or

       - all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, and as a result of the transaction the notes become convertible solely into that common stock.

    The term "continuing director" means at any date a member of our board of directors:

       - who was a member of our board of directors on December 31, 1999; or

       - who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our board of directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by the nominating committee comprised of our independent directors.

    Under the above definition of continuing directors, if the current board of directors approve a new director or directors and then resigned, no change in control would occur, even though the current director would then cease to be an officer. The interpretation of the phrase "all or substantially all" used in the definition of change in control would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" of our assets has occurred.

    You may require us to repurchase all or any portion of your notes upon a repurchase event. We may not have sufficient cash funds to repurchase the notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Although there are currently no restrictions on our ability to pay the purchase price, future debt agreements may prohibit us from repaying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are

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
unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under our indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

    The change in control feature may not necessarily afford you protection in the event of a highly leveraged transaction, a change in control of us or similar transactions involving us. We could, in the future, enter into transactions including recapitalizations, that would not constitute a change in control but that would increase the amount of our senior indebtedness or other debt. We are not prohibited from incurring senior indebtedness or debt under the indenture. If we incur significant amounts of additional debt, this could have an adverse effect on our ability to make payments on the notes.

    In addition, our management could undertake leveraged transactions that could constitute a change in control. The board of directors does not have the right under the indenture to limit or waive the repurchase right in the event of these types of leveraged transaction. Our requirement to repurchase notes upon a repurchase event could delay, defer or prevent a change of control. As a result, the repurchase right may discourage:

    - a merger, consolidation or tender offer;

    - the assumption of control by a holder of a large block of our shares; and

    - the removal of incumbent management.

    The repurchase feature was a result of negotiations between us and the underwriters of the offering. The repurchase feature is not the result of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by us to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a change of control, although it is possible that we would decide to do so in the future.

    The Exchange Act and SEC rules thereunder require the distribution of specified types of information to security holders in the event of issuer tender offers and may apply in the event of a repurchase. We will comply with these rules to the extent applicable.

SUBORDINATION

    The notes are subordinated to the prior payment in full of all existing and future senior indebtedness as provided in the indenture. Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, payments on the notes will be subordinated to the prior payment in full of all senior indebtedness. If the notes are accelerated following an event of default under the indenture, the holders of any senior indebtedness will be entitled to payment in full before the holders of the notes are entitled to receive any payment on the notes.

    We may not make any payments on the notes if:

    - we default in any payment on senior indebtedness beyond any grace period, or

    - any other default occurs and is continuing under any designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity, and we and the trustee receive a notice known as a payment blockage notice from a person permitted to give this notice under the indenture.

    We may resume making payments on the notes:

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
    - in the case of a payment default, when the default is cured or waived or ceases to exist; and

    - in the case of a nonpayment default, the earlier of when the default is cured or waived or ceases to exist or 179 days after receipt of the payment blockage notice.

    No new period of payment blockage may be commenced unless:

    - 365 days have elapsed since our receipt of the prior payment blockage notice; and

    - all scheduled payments on the notes have been paid in full.

    No default that existed on any senior indebtedness on the date of delivery of any payment blockage notice may be the basis for a subsequent payment blockage notice.

    The term "senior indebtedness" means the principal, premium, if any, and interest on, including bankruptcy interest, and any other payment on the following:

    - our indebtedness for money borrowed or evidenced by notes, debentures, bonds or other securities;

    - our reimbursement obligations under letters of credit, bank guarantees or bankers' acceptances;

    - our indebtedness under interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts and other similar agreements and arrangements;

    - our indebtedness consisting of commitment or standby fees under our credit facilities or letters of credit;

    - our obligations under leases required or permitted to be capitalized under generally accepted accounting principles;

    - our obligations of the type listed above that has been assumed or guaranteed by us or in effect guaranteed, directly or indirectly, by us through an agreement to purchase; and

    - any amendment, modification, renewal, extension or refunding of any indebtedness or obligation of type listed in the bullet points above.

    Senior indebtedness will not include:

    - any indebtedness or amendment or modification that expressly provides that it is subordinate to or is not senior to or is on the same basis as the notes;

    - any indebtedness to any subsidiary;

    - indebtedness for trade payables or the deferred purchase price of assets or services incurred in the ordinary course of business; or

    - the notes.

    The term "designated senior indebtedness" means our obligations under any particular senior indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such indebtedness shall be "designated senior indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness).

    If the trustee or any holder of notes receives any payment or distribution of our assets of any kind on the notes in contravention of any of the terms of the indenture, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of senior indebtedness, and will be

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immediately paid or delivered to the holders of senior indebtedness or their representative or representatives.

    The notes are unsecured and subordinated to our senior indebtedness. As a result, we will not be able to make payments on the notes until we have paid in full all of our senior indebtedness in the event of our insolvency, liquidation, reorganization or payment default on senior indebtedness. We may therefore not have sufficient assets to pay the amounts due on the notes. Neither we nor our subsidiaries are prohibited from incurring debt under the notes indenture. If we incur additional debt, our ability to pay amounts due on the notes could be adversely affected. As of December 31, 1999, we had approximately $16.1 million of senior indebtedness. We may also incur additional debt in the future. The subordination provisions will not prevent the occurrence of any default or event of default or limit the rights of any holder of notes to pursue any other rights or remedies with respect to the notes.

    The notes are obligations exclusively of iBasis. As a result, our cash flow and our ability to service our debt, including the notes, is partially dependent upon the earnings of our subsidiaries. In addition, we are partially dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

    Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

    Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore your right to participate in these assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. As of December 31, 1999, our subsidiaries did not have any indebtedness to which the notes are effectively subordinated.

    As a result of the subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings, holders of the notes may receive less than other creditors on a ratable basis.

EVENTS OF DEFAULT AND REMEDIES

    The following events constitute "events of default" under the indenture:

    - we fail to pay the principal or premium, if any, on any of the notes when due, whether or not prohibited by the subordination provisions of the indenture;

    - we fail to pay interest on the notes when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

    - we fail to deliver shares of our common stock, including cash for fractional shares, 5 days after conversion of a note;

    - we fail to perform any covenant in the indenture if such failure continues for 45 days after notice is given in accordance with the indenture;

    - we fail to repurchase any notes after a repurchase event;

    - we fail to provide timely notice of a repurchase event;

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    - we fail or any of our significant subsidiaries fail to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $5,000,000, and such amount has not been paid or discharged within 30 days after notice is given in accordance with the indenture;

    - a default by us or any significant subsidiary on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $5,000,000, without this indebtedness being discharged or the acceleration being rescinded or annulled for 30 days after notice is given in accordance with the indenture; or

    - certain events involving bankruptcy, insolvency or reorganization of us or any significant subsidiary.

    The trustee is generally required under the indenture, within 90 days after its becoming aware of a default, to provide holders written notice of all incurred default. However, the trustee may except in the case of a payment default on the notes, withhold this notice of default if it determines that withholding the notice is in the best interest of the holders.

    If an event of default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of outstanding notes, may declare the principal and premium on the notes to be immediately due and payable. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the indenture, rescind the acceleration of all events of default, other than the payment of principal of the notes that have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing with respect to iBasis, all unpaid principal of and accrued interest on the outstanding notes would become due and payable immediately without any declaration or other act on the part of the trustee or holders of notes.

    Holders of a majority in principal amount of outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, subject to specified limitations. Before exercising any right or power under the indenture at the direction of the holders, the trustee will be entitled to receive from such holders reasonable security or indemnity against any costs, expenses and liabilities that it might incur as a result.

    Before you may take any action to institute any proceeding relating to the indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

    - you must have given the trustee written notice of a continuing event of default;

    - the holders of at least 25% of the aggregate principal amount of all outstanding notes must make a written request of the trustee to take action because of the default;

    - holders must have offered reasonable indemnification to the trustee against the cost, expenses and liabilities of taking action; and

    - the trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification.

    These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a note or the right to convert the note in accordance with the indenture.

    Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default, except if:

    - we fail to pay principal, premium or interest on any note when due;

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    - we fail to convert any note into common stock; or

    - we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

    We will send the trustee annually a statement as to whether we are in default and the nature of any default under the indenture.

CONSOLIDATION, MERGER OR ASSUMPTION

    We may not consolidate or merge into another person or sell, lease, convey or transfer all or substantially all of our assets to another person, whether in a single or series of related transactions, unless:

    - either (A) we are the surviving entity, or (B) the resulting corporation is a U.S. corporation and expressly assumes in writing all of our obligations under the notes and the indenture;

    - no default or event of default exists or would occur; and

    - other specified conditions are satisfied.

MODIFICATIONS OF THE INDENTURE

    The consent of the holders of a majority in principal amount of the outstanding notes affected is required to make a modification or amendment to the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

    - reduce the interest rate or change the time of payment of interest on any note;

    - reduce the principal amount or any premium of any note;

    - extend the fixed maturity of any note;

    - reduce any amount payable upon redemption or repurchase of any note;

    - adversely change our obligation to repurchase any note upon a repurchase event;

    - adversely change the holder's right to institute suit for the payment of any note;

    - change the place where, or currency in which, any note is payable;

    - adversely modify the right to convert the notes;

    - adversely modify the subordination provisions of the notes;

    - change the percentage required to consent to modifications and amendments;

    - reduce the percentage of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for the waiver of certain defaults; or

    - reduce the percentage in aggregate principal amount of outstanding notes required for the adoption of a resolution or the quorum required at any meeting of noteholders at which a resolution is adopted.

SATISFACTION AND DISCHARGE

    We may discharge our obligations under the indenture while notes remain outstanding if:

    - all notes will become due in one year or are scheduled for redemption in one year; and

    - we deposit sufficient funds to pay all outstanding notes on their scheduled maturity or redemption date.

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NOTICES

    Notice to holders of the notes will be given by mail to the addresses of such holders as they appear in the security register. Such notices will be deemed to have been given on the date of mailing of the notice.

REPLACEMENT OF NOTES

    We will replace notes that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction thereof satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and to us may be required at the expense of the holder of such note before a replacement note will be issued.

GOVERNING LAW

    The notes, the indenture and the registration rights agreement will be governed by the laws of the State of New York, without regard to conflicts of laws principles.

CONCERNING THE TRUSTEE

    We have appointed the trustee as the initial paying agent, conversion agent, registrar and custodian for the notes. We may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business. In addition, the trustee and its affiliates may in the future provide banking and other services to us in the ordinary course of their business.

    If the trustee becomes one of our creditors, the indenture and the Trust Indenture Act of 1939 may limit the right of the trustee to obtain payment on or realize on security for its claims. If the trustee develops any conflicting interest with the holders of notes or us, it must eliminate the conflict or resign.

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                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 85,000,000 shares of common stock and 15,000,000 shares of preferred stock, each having a par value of $0.001 per share.

COMMON STOCK


    As of December 31, 1999, there were 31,642,728 shares of common stock outstanding and held of record by approximately 120 stockholders. Based upon the number of shares of common stock outstanding as of that date and giving effect to the issuance of the shares of common stock offered in the concurrent offering of common stock, assuming no exercise of the underwriters' over-allotment option in that offering, there will be 33,672,813 shares of common stock outstanding upon the closing of the common stock offering.


    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the net assets of our company available after the payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. There are presently no shares of preferred stock outstanding.

COMMON STOCK WARRANTS

    As of the date of this prospectus, we had warrants outstanding to purchase a total of 58,125 shares of common stock, all of which are currently exercisable. All of these warrants were issued to TLP Leasing Programs, Inc., an equipment financing company, in connection with the establishment of master equipment financing relationships. The first of these warrants enables its holder to purchase a total of 20,625 shares of common stock at an exercise price of $1.00 per share. This warrant was issued in September 1997 and expires on September 9, 2007. The second warrant enables its holder to purchase a total of 37,500 shares of common stock at an exercise price of $1.00 per share. This warrant was issued in June 1998 and expires on June 7, 2008. The warrants provide their holders with certain rights to the registration of the shares of common stock issuable upon exercise of the warrants. See "Description of Capital Stock--Registration Rights."

PREFERRED STOCK

    The board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of 15,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences and rights, and any qualifications, limitations or restrictions thereof, of the shares of each such series, including the number of shares constituting any such series and the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices and liquidation preferences thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of iBasis. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

    The holders of approximately 16,056,603 shares of common stock have demand registration rights with respect to those shares under the Securities Act as of the date of this prospectus. We granted such

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rights under the terms of a registration rights agreement, dated as of July 12,
1999, to investors that participated in our preferred stock financings, some of whom are affiliates or directors of us. If requested to do so by holders of at least 30% of the holders of our common stock, which was the result of conversion of our Series A preferred stock, Series B preferred stock or Series C preferred stock, we will be required, subject to limitations relating to the timing of the request, to file a registration statement under the Securities Act covering all registrable shares, having a market value of at least $1.0 million, requested to be included. We are required to effect up to two such demand registrations. A stockholder may not request a registration prior to June 30, 2001. We will bear all fees, costs and expenses of any of these demand registrations other than underwriting discounts and commissions. Once we are eligible to register shares using a short-form registration statement, we will be required, if requested to do so by holders of at least 20% of the registrable shares then outstanding, to register shares having a market value of at least $1.0 million.

    We have the right to delay any registration requests for a period not to exceed 90 days in any 12-month period where registration, in the judgment of our board of directors, would have an adverse impact on transactions being pursued by us. We will bear all fees, costs and expenses of any of these demand registrations other than underwriting discounts and commissions.

    In addition, under the agreement described above, holders of registrable shares have piggyback registration rights. If we propose to register any of our securities under the Securities Act other than in connection with our employee benefit plans or a corporate reorganization, then, subject to limitations based on the number of shares to be registered and the terms on which they are to be sold, the holders of registrable shares may require us to include all or a portion of their shares in such registration, although the managing underwriter of any such offering has the right to limit the number of shares in such registration. We will bear all fees, costs and expenses of such registrations other than underwriting discounts and commissions.

    The warrants we have issued to TLP Leasing Programs, Inc. to purchase 58,125 shares of common stock contain registration rights that require us to give notice to the holder of these warrants of our intention to file a registration statement relating to the common stock. We are required to use our best efforts to register all of the registrable shares, subject to the rights of the managing underwriter of a particular offering to cut-back the number of shares being registered, that the holder of the warrants requests. We will bear all fees, costs and expenses of such registrations other than underwriting discounts, commissions and the legal fees of the warrant holder.

DELAWARE LAW AND CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a certain period of time. That period is three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock.

    Our certificate of incorporation and by-laws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with each class beginning its three-year term in different years. See "Management-Executive Officers and Directors." A director may be removed only for cause by the vote of a majority of the shares entitled to vote for the election of directors.

    Our by-laws provide that for nominations for the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have

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given timely notice of the matter in writing to our secretary. To be timely, a notice of nominations or other business to be brought before an annual meeting must be delivered between 120 days and 150 days prior to date one year after the date of the preceding year's proxy statement. If the date of the current year's annual meeting is more than 30 days before or 60 days after such anniversary, or if no proxy statement was delivered to stockholders in connection with the preceding year's annual meeting, a stockholder's notice will be timely if it is delivered not earlier than 90 days prior to the current year's annual meeting and not later than 60 days prior to the annual meeting or 10 days following the date on which public announcement of the date of the annual meeting is first made by us, whichever is later. With respect to special meetings, notice must generally be delivered not more than 90 days prior to such meeting and not later than 60 days prior to such meeting or 10 days following the day on which public announcement of the date of the annual meeting is first made by us, whichever is later. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting.

    Our certificate of incorporation empowers the board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. These factors may include:

    - comparison of the proposed consideration to be received by stockholders in relation to the market price of our capital stock, the estimated current value of our company in a freely negotiated transaction and the estimated future value of our company as an independent entity;

    - the impact of such a transaction on our employees, suppliers and customers and its effect on the communities in which we operate; and

    - the impact of such a transaction on our unique corporate culture and atmosphere.

    The provisions described above could make it more difficult for a third-party to acquire, or discourage a third-party from acquiring control of our company.

    Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders may be taken only at duly called annual or special meetings of the stockholders, and that special meetings may be called only by the chairman of the board of directors, a majority of the board of directors or our president. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the common stock. These provisions may also discourage another person or entity from making a tender offer to our stockholders for the common stock. This is because the person or entity making the offer, even if it acquired a majority of our outstanding voting securities, would be unable call a special meeting of the stockholders or to take action by written consent. As a result, any desired actions they would like to take, such as electing new directors or approving a merger, would have to wait until the next duly called stockholders meeting.

    The Delaware General Corporation Law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The certificate of incorporation requires the affirmative vote of the holders of at least 67% of our outstanding voting stock to amend or repeal any of the provisions our certificate of incorporation described above, or to reduce the number of authorized shares of common stock and preferred stock. The 67% vote is also required to amend or repeal any of the provisions of our by-laws that are described above. Our by-laws may also be amended or repealed by a majority vote of the board of directors. The 67% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time any amendments are submitted to stockholders.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is BankBoston, N.A.

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                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    This section summarizes the material United States federal income tax consequences of purchasing, owning, and disposing of the notes and the common stock into which you may convert the notes. This summary is not a complete analysis of all the potential tax consequences that you may need to consider before investing based on your particular circumstances.

    This summary is based on the Internal Revenue Code, the applicable Treasury regulations promulgated or proposed under the Internal Revenue Code, judicial authority and administrative rulings as of the date hereof. Any of these may change, possibly on a retroactive basis.

    This summary deals only with beneficial owners of notes and common stock who hold the notes and common stock as "capital assets." It does not address tax consequences under any special tax rules. Special rules may apply, for example, to banks, tax-exempt organizations, pension funds, insurance companies, dealers in securities or foreign currencies, persons participating in a hedging transaction or a "straddle" a constructive sale transaction or "conversion transaction," or persons that have a "functional currency" other than the U.S. dollar. In addition, this discussion does not address the tax consequences to non-U.S. holders. This summary discusses the tax consequences to holders who purchase of the notes at their "issue price" and generally does not discuss the tax consequences to subsequent purchasers of the notes. The "issue price" is the first price at which a substantial portion of the notes is sold to the public. We have not sought any ruling from the IRS with respect to the statements and conclusions in this summary. We cannot guarantee that the IRS will agree with these statements and conclusions.

    Before you invest in the notes, you should consult your own tax advisor to determine how the United States federal income tax laws apply to your particular situation and for information about any tax consequences arising under other tax laws, such as United States federal estate tax laws and the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

    This summary applies to you if you are a U.S. holder. For purposes of this discussion, the term "U.S. holder" means a beneficial owner of a note or common stock that is for U.S. federal income tax purposes:

    - a citizen or resident of the United States,

    - a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

    - an estate, the income of which is subject to United States federal income taxation regardless of its source; or

    - a trust if a United States court is able to exercise primary supervision over the administration thereof and if one or more United States persons has the authority, to control all substantial decisions thereof.

    If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding notes or common stock should consult their tax advisors.

    Although the treatment of the notes and, in particular, the additional payment that we may be required to make upon a provisional redemption of the notes, is not entirely clear, we intend to take the position that the note will be treated as described below.

PAYMENT OF INTEREST

    You generally must include interest on notes in your income as ordinary income at the time you receive or accrue the interest based on your method of accounting for United States federal income tax

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purposes. We must pay a premium to you on certain redemptions or repurchases of the notes. According to Treasury regulations, the possibility of a premium being paid to you will not affect the amount of interest income you recognize, in advance of the payment of any premium, if there is only a remote chance as of the date the notes were issued that you will receive a premium.

    We intend to take the position that the possibility that you will be paid a premium in connection with a redemption of your notes is a remote or incidental contingency as of the issue date of the notes, within the meaning of Treasury Regulations Sections 1.1275-2(h) and 1.1275-4(a)(5). Our determination that the payment of a premium is a remote or incidental contingency is binding upon you, unless you properly disclose to the IRS that you are taking a contrary position. Although the matter is not free from doubt, any premium we pay should be taxable to you as ordinary income at the time it accrues or is received in accordance with your regular method of tax accounting. It is possible, however, that the IRS might take a different position, in which case you might be required to include such premium in income as it accrues or becomes fixed (regardless of your regular method of tax accounting). You are urged to consult your own tax advisor regarding the foregoing.

    If our position is mistaken, and the option to redeem any note is determined not be "remote", the notes would be treated as issued with original issue discount. In such event, interest income on the notes, as computed taking into account the contingent payment and regardless of actual cash payments, would have to be included in income on a noncontingent bond method as described in applicable treasury regulations. This inclusion would occur before the receipt of the cash attributable to such income, regardless of your method of tax accounting, and actual distributions of stated interest would not be reported as taxable income. Consequently, you would be required to include amounts in your gross income even though we might not make any actual cash payments, or may make only different cash payments, during the period.

SALE, EXCHANGE OR REDEMPTION OF NOTES

    You generally will recognize gain or loss on the sale, exchange (other than a conversion) or redemption of notes equal to the difference between (1) the amount of cash proceeds and the fair market value of any property you receive on the sale, exchange or redemption (except any portion that is accrued interest income, which is taxable as ordinary income) and (2) your adjusted tax basis in the notes. Your adjusted tax basis generally will equal the cost of the notes to you. Your gain or loss generally will be capital gain or loss. Capital gain or loss will be long-term if you have held the notes for more than one year and will be short-term if you have held the notes for one year or less. For federal income tax purposes long-term capital gains for noncorporate taxpayers, including individuals, are taxed at a maximum rate of 20%, and short-term capital gains at a maximum rate of 39.6%. If you recognize capital loss, your deduction for the loss may be limited. Corporate taxpayers pay a maximum regular federal income tax rate of 35% on all net capital gains and ordinary income.

CONVERSION OF NOTES

    You generally will not recognize any income, gain or loss on conversion of notes into common stock, except for (i) common stock you receive with respect to interest that has accrued but not been included in income, (ii) any cash you receive instead of a fractional share of common stock as described below,
(iii) to the extent described below, cash received as an additional payment if you convert your notes after receiving notice of a provisional redemption. Upon your conversion of a note into common stock, interest that has accrued but not been included in income will be taxable to you as ordinary interest income. Although the treatment of the additional payment that we will be required to make to you if you convert your notes after receiving notice of a provisional redemption in unclear, it is likely that you will be required to recognize gain, if any, that you realize to the extent not in excess of such cash payment. Any gain so recognized will generally be capital gain. Your tax basis in the common stock will be the same as your adjusted tax basis in the notes at the time of conversion,

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reduced by any basis attributable to fractional shares. For capital gains purposes, your holding period for the common stock will generally include your holding period for the notes you converted except that the holding period of the common stock allocable to interest that has accrued but not been included in income may commence with the conversion.

    You should treat cash you receive instead of a fractional share of common stock as a payment in exchange for the fractional share of common stock. This will result in capital gain or loss (measured by the difference between the cash you receive for the fractional share and your adjusted tax basis in the fractional share after taking into account any increase in basis attributable to gain recognized as a result of the receipt of a cash payment from us in connection with a provisional redemption of notes).

DIVIDENDS ON COMMON STOCK

    If we make a distribution on common stock, the distribution generally will be treated as a dividend and taxed as ordinary income to the extent of our current and/or accumulated earnings and profits. A distribution in excess of earnings and profits is treated as a tax-free return of capital to the extent of your tax basis in the common stock, on a share-by-share basis, and then as gain from the sale or exchange of such stock.

    A dividend to a corporate holder may qualify for a deduction of 70% of the dividend received, subject to limitations in certain cases, if the holder owns less than 20% of the voting power value of our stock (disregarding certain nonvoting, nonconvertible, nonparticipating preferred stock). A corporate holder that owns 20% or more of the voting power and value of our stock (similarly disregarding such preferred stock) generally will qualify for an 80% dividends received deduction.

ADJUSTMENTS TO CONVERSION PRICE

    The conversion price of the notes may change under certain circumstances. In such a case, you may be treated as having received a constructive distribution whether or not your notes are ever converted. Such a distribution will generally be deemed to occur if, and to the extent that, the adjustment in the conversion price increases your proportionate interest in our assets or earnings and profits. The constructive distribution may be taxed as ordinary income, subject to a possible dividends received deduction if you are a corporate holder, to the extent of our current and/or accumulated earnings and profits. For example, an adjustment to reflect a taxable dividend to holders of common stock will result in a constructive dividend. Common stockholders will generally be treated as having received a constructive distribution if there is not a full adjustment to the conversion price of the notes to reflect a stock dividend or other event that would (absent such adjustment) increase the proportionate interest of the common stockholders in our assets or earnings and profits. In such an event, the constructive distribution will be taxable as ordinary income, subject to a possible dividends received deduction if you are a corporate holder, to the extent of our current and/or accumulated earnings and profits.

SALE OF COMMON STOCK

    On the sale or exchange of common stock, you generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property you receive on the sale or exchange and
(2) your adjusted tax basis in the common stock. This capital gain or loss will be long-term if you have held the stock for more than one year and will be short-term if you have held the stock for one year or less. For federal income tax purposes long-term capital gains of noncorporate taxpayers, including individuals, are taxed at a maximum stated rate of 20%, and short-term capital gains at a maximum stated rate of 39.6%. A holder's basis and holding period in common stock received upon conversion of notes are determined as discussed above under "--Conversion of notes." If you recognize capital loss, your deduction for the loss may be limited. Corporate taxpayers pay a maximum regular federal income tax rate of 35% on all net capital gains and ordinary income.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    In general, a broker or we must report to the IRS payments of principal, premium and interest on notes, payments of dividends on common stock, payments of the proceeds of the sale or exchange of notes, and payments of the proceeds of the sale or exchange of common stock. The payer or broker must backup withhold at the rate of 31% if:

    - you fail to furnish a taxpayer identification number to the payer or broker or establish an exemption from backup withholding,

    - the IRS notifies the payer or broker that the number you furnished is incorrect,

    - you have underreported interest or dividends, or

    - you have failed to certify under penalties of perjury that you are not subject to backup withholding under the Internal Revenue Code.

    Some holders, including all corporations, are exempt from backup withholding. You may credit any amounts withheld under the backup withholding rules against your United States federal income tax liability, or receive a refund, if you properly furnish the required information to the IRS.

    Treasury regulations that apply to payments made after December 31, 2000 will modify current information reporting and backup withholding procedures and requirements. These regulations provide certain presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payer. For payments made after December 31, 2000, holders must provide certification, if applicable, that conforms to the requirements of the regulations, subject to certain transitional rules permitting certification in accordance with current Treasury regulations until December 31, 2000. Because the application of these regulations may depend on your particular circumstances, we urge you to consult your tax adviser regarding the application of these regulations.

                        SHARES ELIGIBLE FOR FUTURE SALE


    As of December 31, 1999, we had outstanding 31,700,853 shares of common stock assuming the exercise of all outstanding stock purchase warrants but no exercise of outstanding options under our stock incentive plans or other
agreements. In addition,          shares of common stock will initially be
issuable upon conversion of the notes sold in this offering and we are currently conducting a separate public offering of 3,500,000 shares of common stock of which 2,030,085 shares will be issued by iBasis. Of these shares, the shares issuable upon the conversion of the notes sold in this offering, the 3,500,000 shares issued or sold in the concurrent stock offering and the 7,820,000 shares issued in our initial public offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares held by an existing "affiliate" of ours, as such term is defined by
Rule 144 under the Securities Act. The remaining       shares are "restricted
shares" as defined in Rule 144.



    In addition, substantially all of our option holders, warrant holders and affiliates, and all of our officers and directors, have agreed under written "lock-up" agreements not to sell any shares of common stock for defined periods of time after the date of this prospectus without the prior written consent of FleetBoston Robertson Stephens Inc. See "Underwriting."


RULE 144

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who owns shares that were purchased from us or any affiliate at least one year previously, including a person who may be deemed an affiliate of us, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the then outstanding shares of the common stock which will equal approximately 316,427 shares immediately after the completion of this offering; or

    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

    Sales under Rule 144 must be made with the required notice and the availability of current public information about us.

    Any person or persons whose shares are aggregated, who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 under the Securities Act that were purchased from us or any affiliate at least two years previously, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements, or notice requirements.

RULE 701


    Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to our initial public offering. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to the typical stock options granted by an issuer before it becomes a public company, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of our initial public offering, may be sold by:


    - persons other than affiliates, in ordinary brokerage transactions, and

    - by affiliates under Rule 144 without compliance with its one-year holding requirement.

SALES OF RESTRICTED SHARES

    As a result of the foregoing regulations, we expect that:

    - 2,951,226 shares of common stock are eligible for resale without restriction under Rule 144(k) or Rule 701, of which 2,766,222 shares are subject to lock-up agreements;


    - upon the expiration of the several lock-up agreements, but in no event later than 90 days after the date of this prospectus, an additional 15,127,399 shares of common stock, including 14,895,999 shares of common stock held by affiliates of ours, will be eligible for sale under Rule 144, subject to the volume and other limitations of such rule;


    - 5,467,747 shares of common stock will be eligible for sale under Rule 144 beginning on July 12, 2000 and 276,356 shares of common stock will be eligible for sale under Rule 144 beginning on July 16, 2000; and

    - in addition, 58,125 shares of common stock acquired pursuant to the exercise of warrants will be eligible for sale one year from the date the warrants are exercised.

    We have agreed not to offer, sell or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or any rights to acquire common stock for a period of 90 days after the date of this prospectus, without the prior written consent of the representative of the Underwriters, subject to certain limited exceptions. See "Underwriting."

    The holders of 16,056,603 shares of common stock or their transferees have rights to have their shares registered under the Securities Act. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would cause such shares to be freely tradable without restriction under the Securities Act, except for shares purchased by affiliates immediately upon the effectiveness of such registration, which could result in some of such shares becoming eligible for sale in advance of the date set forth above.

    In addition, on February 17, 2000, we filed a registration statement under the Securities Act covering the 5,700,000 shares of common stock covered by the 1997 Stock Incentive Plan and the 500,000 shares of common stock covered by the 1999 Employee Stock Purchase Plan. See "Management--1997 Stock Incentive Plan; --1999 Employee Stock Purchase Plan." The registration statement automatically became effective upon filing. Following the filing, shares registered under these registration statements will, subject to the lock-up agreements described above and Rule 144 volume limitations applicable to affiliates, be available for sale in the open market upon the exercise of vested options. As of December 31, 1999, options to purchase an aggregate of 2,947,725 shares were issued and outstanding under the 1997 Stock Incentive Plan and no purchases had been made under the 1999 Employee Stock Purchase Plan.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Chase Securities Inc., U.S. Bancorp Piper Jaffray Inc. and Dain Rauscher Incorporated, have severally agreed with us, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us the aggregate principal amount of notes set forth opposite their names below. The underwriters are committed to purchase and pay for all notes if any are purchased.

                                                                 PRINCIPAL
UNDERWRITER                                                   AMOUNT OF NOTES
-----------                                                   ---------------
FleetBoston Robertson Stephens Inc..........................   $
Chase Securities Inc........................................
U.S. Bancorp Piper Jaffray Inc..............................
Dain Rauscher Incorporated..................................

                                                               ------------
    Total...................................................   $150,000,000
                                                               ============

    The representatives have advised us that the underwriters propose to offer the notes to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in
excess of   % of the principal amount of the notes reallowed to other dealers.
After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. This reduction shall not change the amount of proceeds to be received by us as stated on the cover page of this prospectus. The notes are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    OVERALLOTMENT OPTION. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to an additional $22.5 million aggregate principal amount of notes. If the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional notes that the number of notes to be purchased by it shown in the above table bears to the aggregate principal amount of notes offered in this offering. If purchased, such additional notes will be sold by the underwriters on the same terms as those on which the aggregate principal amount of notes offered in this offering are being sold. We will be obligated, pursuant to the option, to sell notes to the underwriters to the extent the option is exercised. The underwriters may exercise such option only to cover over allotments made in connection with the sale of the notes offered in this offering. If such option is exercised in full, the total public offering price, underwriting discounts and commissions and proceeds to us will be $172.5 million, $5.2 million and $167.3 million, respectively.

    We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $0.5 million.

    INDEMNITY. The underwriting agreement contains covenants of indemnity among the underwriters, the selling stockholders and us against various civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.


    LOCK-UP AGREEMENTS. Each executive officer, director, director-nominee, and a substantial majority of our stockholders, agreed with the representatives for specified periods of time after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock, owned as of the date of this prospectus or thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of FleetBoston Robertson
Stephens Inc. FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time without notice, release all or any portion of the securities subject to the lock-up agreements. The lock-up period with respect to approximately 425,000 of the shares held by these stockholders expires May 8, 2000, and the lock-up period with respect to the remaining 22,904,798 shares held by these stockholders expires 90 days after the date of this prospectus. There are no agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.


    NO TRADING MARKET. The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes, but they are not obligated to do so and may discontinue market making at any time without notice. We cannot assure you as to the liquidity of the trading market for the notes.

    FUTURE SALES. In addition, we have agreed that during the 90 days after the date of this prospectus we will not, subject to certain exceptions, without the prior written consent of FleetBoston Robertson Stephens Inc. (i) consent to the disposition of any shares held by shareholders subject to lock-up agreements prior to the expiration of the lock-up period or (ii) issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than the sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options or warrants and the issuance of options under our existing stock option and incentive plans, provided that those options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

    STABILIZATION. The representatives of the underwriters have advised us that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the notes or the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of notes or the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the notes or the common stock. A "syndicate covering transaction" is the bid for or the purchase of the notes or the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the notes or the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

    SHARES ACQUIRED BY EMPLOYEES AND AFFILIATES OF FLEETBOSTON ROBERTSON STEPHENS INC., CHASE SECURITIES INC. AND U.S. BANCORP PIPER JAFFRAY
INC. Certain employees and other affiliates of FleetBoston Robertson Stephens Inc., Chase Securities Inc. and U.S. Bancorp Piper Jaffray Inc., representatives of the underwriters, acquired an aggregate of 68,648 shares of our Series C preferred stock in July 1999, at a purchase price of $4.37 per share, for an aggregate purchase price of approximately $300,000.

                                 LEGAL MATTERS

    Bingham Dana LLP, Boston, Massachusetts will pass upon the validity of notes and the common stock issuable upon conversion of the notes offered in this offering. The descriptions of the regulatory requirements under the Communications Act of 1934, as amended, regulations thereunder and state regulations set forth under "Risk Factors--Risks Related to the Internet and Internet Telephony Industry" and "Business--Government Regulation" have been included under the authority of Swidler Berlin Shereff Friedman, LLP, Washington, D.C. as experts in telecommunications law. Investors should not rely on Swidler Berlin Shereff Friedman, LLP with respect to any other matters. Also, Alston & Bird LLP, Atlanta, Georgia will pass upon certain legal matters in connection with this offering for the underwriters. Five attorneys at Bingham Dana LLP own, in the aggregate, 15,379 shares of our common stock.

                                    EXPERTS

    Our consolidated balance sheets as of December 31, 1998 and 1999, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders (deficit) equity and cash flows and for the years ended December 31, 1997, 1998 and 1999 included in this prospectus and registration statement and the consolidated statements of operations data for the period from inception (August 2, 1996) to December 31, 1996 derived from financial statements not included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the notes to be sold in this offering and the shares of common stock to be issued upon conversion of the notes. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules thereto. For further information with respect to iBasis, the notes to be sold in this offering and the shares of common stock to be issued upon conversion of the notes, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to herein, where that contract is an exhibit to the registration statement, are qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules thereto, may be examined without charge at the public reference room of the Securities and Exchange Commission, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549, and the Securities and Exchange Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60601, and 7 World Trade Center, 13(th) Floor, New York, NY 10048. Information about the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our Securities and Exchange Commission filings, including our registration statement, are also available to you on the Securities and Exchange Commission's website (http://www.sec.gov).

                                  IBASIS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Public Accountants....................    F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................    F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1998 and 1999..........................    F-4
Consolidated Statements of Redeemable Convertible Preferred
  Stock and Stockholders' Equity (Deficit) for the Years
  Ended December 31, 1997, 1998 and 1999....................    F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999..........................    F-6
Notes to Consolidated Financial Statements..................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To iBasis, Inc.:

    We have audited the accompanying consolidated balance sheets of iBasis, Inc. (a Delaware corporation) (formerly VIP Calling, Inc.) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for the three years ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iBasis, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the three years ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 2, 2000

                                  IBASIS, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                           ASSETS                             -----------   ------------
Current assets:
  Cash and cash equivalents.................................  $ 7,399,451   $123,665,961
  Accounts receivable, net of allowance for doubtful
    accounts of approximately $127,000 and $633,000,
    respectively............................................    1,084,623      5,404,338
  Prepaid expenses and other current assets.................      245,644        964,675
                                                              -----------   ------------
      Total current assets..................................    8,729,718    130,034,974
                                                              -----------   ------------
Property and equipment, at cost:
  Network equipment.........................................    3,113,885      6,544,913
  Equipment under capital lease.............................      343,990     16,430,153
  Leasehold improvements....................................      311,792      1,696,755
  Computer software.........................................      145,626        782,244
  Furniture and fixtures....................................       44,555        154,970
                                                              -----------   ------------
                                                                3,959,848     25,609,035
  Less--Accumulated depreciation and amortization...........     (239,637)    (3,218,920)
                                                              -----------   ------------
                                                                3,720,211     22,390,115
Other assets................................................      321,932      1,048,000
                                                              -----------   ------------
                                                              $12,771,861   $153,473,089
                                                              -----------   ------------

  LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
                                   (DEFICIT)

Current liabilities:
  Accounts payable..........................................  $ 3,752,974   $  6,112,938
  Accrued expenses..........................................      483,539      4,391,296
  Capital lease obligations, current portion................      251,890      4,376,280
                                                              -----------   ------------
      Total current liabilities.............................    4,488,403     14,880,514
                                                              -----------   ------------
Capital lease obligations, net of current portion...........      212,679     11,688,843
Minority interest (Note 4)..................................       49,000             --
Commitments (Note 8)
Redeemable convertible preferred stock:
  Series B, $.001 par value-
    Authorized--6,875,000 shares
    Issued and outstanding--6,562,500 and no shares at
      December 31, 1998 and 1999, respectively (stated at
      redemption value).....................................   10,719,205             --
Stockholders' equity (deficit):
  Series A convertible preferred stock, $.001 par value-
    Authorized--1,256,875 shares
    Issued and outstanding--1,250,000 and no shares at
      December 31, 1998 and 1999, respectively..............        1,250             --
  Common stock, $.001 par value-
    Authorized--no shares and 85,000,000 shares at December
      31, 1998 and 1999, respectively
    Issued and outstanding--none and 31,642,728 at December
      31, 1998 and 1999, respectively.......................           --         31,642
  Class A common stock, $.001 par value-
    Authorized--30,000,000 shares
    Issued and outstanding--6,060,000 and no shares at
      December 31, 1998 and 1999, respectively..............        6,060             --
  Class B common stock, $.001 par value-
    Authorized--1,500,000 shares
    Issued and outstanding--1,500,000 and no shares at
      December 31, 1998 and 1999, respectively..............        1,500             --
  Additional paid-in capital................................    4,022,059    156,887,447
  Deferred compensation.....................................           --     (2,200,547)
  Accumulated deficit.......................................   (6,728,295)   (27,814,810)
                                                              -----------   ------------
      Total stockholders' (deficit) equity..................   (2,697,426)   126,903,732
                                                              -----------   ------------
                                                              $12,771,861   $153,473,089
                                                              -----------   ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                                  IBASIS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEARS ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                            1997         1998           1999
                                                         ----------   -----------   ------------
Net revenue............................................  $  127,425   $ 1,978,430   $ 19,417,102
Operating expenses:
  Data communications and telecommunications...........     186,587     2,729,980     21,006,774
  Research and development.............................     317,992     1,673,884      6,183,391
  Selling and marketing................................      97,463     1,160,448      5,568,399
  General and administrative...........................     453,617     1,365,132      5,308,465
  Depreciation and amortization........................      18,554       363,821      2,997,355
  Loss (gain) on disposal of property and equipment....          --       531,129        (15,297)
                                                         ----------   -----------   ------------
Total operating expenses...............................   1,074,213     7,824,394     41,049,087
                                                         ----------   -----------   ------------
Loss from operations...................................    (946,788)   (5,845,964)   (21,631,985)
Interest income........................................      17,490       179,270      1,329,237
Interest expense.......................................      (4,171)      (52,983)      (835,593)
Other income (expense), net............................       7,829        (6,826)         2,826
Minority interest in loss of joint venture.............          --            --         49,000
                                                         ----------   -----------   ------------
  Net loss.............................................    (925,640)   (5,726,503)   (21,086,515)
Accretion of dividends on redeemable convertible
  preferred stock......................................          --      (219,205)    (1,020,366)
                                                         ----------   -----------   ------------
  Net loss applicable to common stockholders...........  $ (925,640)  $(5,945,708)  $(22,106,881)
                                                         ==========   ===========   ============
Net loss per share (Note 1(d)):
  Basic and diluted net loss per share.................  $    (0.15)  $     (0.99)  $      (2.29)
                                                         ==========   ===========   ============
  Basic and diluted weighted average common shares
    outstanding........................................   6,005,877     6,022,551      9,655,253
                                                         ==========   ===========   ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                  IBASIS, INC.
     CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)

                                      SERIES B REDEEMABLE         SERIES C REDEEMABLE
                                     CONVERTIBLE PREFERRED       CONVERTIBLE PREFERRED      SERIES A CONVERTIBLE
                                             STOCK                       STOCK                PREFERRED STOCK       COMMON STOCK
                                   -------------------------   -------------------------   ----------------------   ----------
                                     NUMBER      REDEMPTION      NUMBER      REDEMPTION      NUMBER     $.001 PAR     NUMBER
                                   OF SHARES       VALUE       OF SHARES       VALUE       OF SHARES      VALUE     OF SHARES
                                   ----------   ------------   ----------   ------------   ----------   ---------   ----------
Balance, December 31, 1996.......          --   $         --           --   $         --           --    $    --            --
  Issuance of Class A common
    stock........................          --             --           --             --           --         --            --
  Sale of Class B common stock,
    net of issuance costs of
    approximately $10,000........          --             --           --             --           --         --            --
  Sale of Series A convertible
    preferred stock, net of
    issuance costs of
    approximately $35,000........          --             --           --             --      805,250        805            --
  Net loss.......................          --             --           --             --           --         --            --
                                   ----------   ------------   ----------   ------------   ----------    -------    ----------
Balance, December 31, 1997.......          --             --           --             --      805,250        805            --
  Sale of Series A convertible
    preferred stock..............          --             --           --             --      444,750        445            --
  Sale of Series B redeemable
    convertible preferred stock,
    net of issuance costs of
    approximately $57,000........   6,562,500     10,500,000           --             --           --         --            --
  Accretion of dividends on
    Series B redeemable
    convertible preferred
    stock........................          --        219,205           --             --           --         --            --
  Net loss.......................          --             --           --             --           --         --            --
                                   ----------   ------------   ----------   ------------   ----------    -------    ----------
Balance, December 31, 1998.......   6,562,500     10,719,205           --             --    1,250,000      1,250            --
Sale of Series C redeemable
 convertible preferred stock, net
 of issuance cost of
 approximately $59,900...........          --             --    5,744,103     25,101,740           --         --            --
Compensation expense related to
 employee stock option grant.....          --             --           --             --           --         --            --
Exercise of Class A common stock
 options.........................          --             --           --             --           --         --            --
Accretion of dividends on Series
 B redeemable convertible
 preferred stock.................          --        541,541           --             --           --         --            --
Accretion of dividends on Series
 C redeemable convertible
 preferred stock.................          --             --           --        478,825           --         --            --
Deferred compensation related to
 stock options...................          --             --           --             --           --         --            --
Amortization of deferred
 compensation....................          --             --           --             --           --         --            --
Conversion of preferred stock and
 Class B common stock to Class A
 common stock....................  (6,562,500)   (10,500,000)  (5,744,103)   (25,101,740)  (1,250,000)    (1,250)           --
Conversion of Class A common
 stock to common stock...........          --             --           --             --           --         --    23,738,353
Reclassification of dividends on
 Series B and Series C redeemable
 convertible preferred stock.....          --       (760,746)          --       (478,825)          --         --            --
Exercise of common stock
 options.........................          --             --           --             --           --         --        84,375
Sale of common stock under
 initial public offering, net of
 issuance costs of approximately
 $10,420,000.....................          --             --           --             --           --         --     7,820,000
Net loss.........................          --             --           --             --           --         --            --
                                   ----------   ------------   ----------   ------------   ----------    -------    ----------
Balance, December 31, 1999.......          --   $         --           --   $         --           --    $    --    31,642,728
                                   ==========   ============   ==========   ============   ==========    =======    ==========


                                                       CLASS A COMMON            CLASS B COMMON
                                 MMON STOCK
                                     -----------   -----------------------   ----------------------    ADDITIONAL
                                       $.001 PAR     NUMBER      $.001 PAR     NUMBER     $.001 PAR      PAID-IN        DEFERRED
                                         VALUE      OF SHARES      VALUE     OF SHARES      VALUE        CAPITAL      COMPENSATION
                                       ---------   -----------   ---------   ----------   ---------   -------------   -------------
Balance, December 31, 1996.......       $    --      6,000,000   $  6,000            --    $    --    $      94,000    $        --
  Issuance of Class A common
    stock........................            --         60,000         60            --         --            1,940             --
  Sale of Class B common stock,
    net of issuance costs of
    approximately $10,000........            --             --         --     1,500,000      1,500          488,500             --
  Sale of Series A convertible
    preferred stock, net of
    issuance costs of
    approximately $35,000........            --             --         --            --         --        2,379,949             --
  Net loss.......................            --             --         --            --         --               --             --
                                        -------    -----------   --------    ----------    -------    -------------    -----------
Balance, December 31, 1997.......            --      6,060,000      6,060     1,500,000      1,500        2,964,389             --
  Sale of Series A convertible
    preferred stock..............            --             --         --            --         --        1,333,806             --
  Sale of Series B redeemable
    convertible preferred stock,
    net of issuance costs of
    approximately $57,000........            --             --         --            --         --          (56,931)            --
  Accretion of dividends on
    Series B redeemable
    convertible preferred
    stock........................            --             --         --            --         --         (219,205)            --
  Net loss.......................            --             --         --            --         --               --             --
                                        -------    -----------   --------    ----------    -------    -------------    -----------
Balance, December 31, 1998.......            --      6,060,000      6,060     1,500,000      1,500        4,022,059             --
Sale of Series C redeemable
 convertible preferred stock, net
 of issuance cost of
 approximately $59,900...........            --             --         --            --         --          (59,892)            --
Compensation expense related to
 employee stock option grant.....            --             --         --            --         --           13,750             --
Exercise of Class A common stock
 options.........................            --        121,750        122            --         --           25,728             --
Accretion of dividends on Series
 B redeemable convertible
 preferred stock.................            --             --         --            --         --         (541,541)            --
Accretion of dividends on Series
 C redeemable convertible
 preferred stock.................            --             --         --            --         --         (478,825)            --
Deferred compensation related to
 stock options...................            --             --         --            --         --        2,384,340     (2,384,340)
Amortization of deferred
 compensation....................            --             --         --            --         --               --        183,793
Conversion of preferred stock and
 Class B common stock to Class A
 common stock....................            --     17,556,603     17,556    (1,500,000)    (1,500)      35,586,934             --
Conversion of Class A common
 stock to common stock...........        23,738    (23,738,353)   (23,738)           --         --               --             --
Reclassification of dividends on
 Series B and Series C redeemable
 convertible preferred stock.....            --             --         --            --         --        1,239,571             --
Exercise of common stock
 options.........................            84             --         --            --         --            2,726             --
Sale of common stock under
 initial public offering, net of
 issuance costs of approximately
 $10,420,000.....................         7,820             --         --            --         --      114,692,597             --
Net loss.........................            --             --         --            --         --               --             --
                                        -------    -----------   --------    ----------    -------    -------------    -----------
Balance, December 31, 1999.......       $31,642             --   $     --            --    $    --    $ 156,887,447    $(2,200,547)
                                        =======    ===========   ========    ==========    =======    =============    ===========


                                                      TOTAL
                                                  STOCKHOLDERS'
                                   ACCUMULATED       EQUITY
                                     DEFICIT        (DEFICIT)
                                   ------------   -------------
Balance, December 31, 1996.......  $   (76,152)   $     23,848
  Issuance of Class A common
    stock........................           --           2,000
  Sale of Class B common stock,
    net of issuance costs of
    approximately $10,000........           --         490,000
  Sale of Series A convertible
    preferred stock, net of
    issuance costs of
    approximately $35,000........           --       2,380,754
  Net loss.......................     (925,640)       (925,640)
                                   ------------   ------------
Balance, December 31, 1997.......   (1,001,792)      1,970,962
  Sale of Series A convertible
    preferred stock..............           --       1,334,251
  Sale of Series B redeemable
    convertible preferred stock,
    net of issuance costs of
    approximately $57,000........           --         (56,931)
  Accretion of dividends on
    Series B redeemable
    convertible preferred
    stock........................           --        (219,205)
  Net loss.......................   (5,726,503)     (5,726,503)
                                   ------------   ------------
Balance, December 31, 1998.......   (6,728,295)     (2,697,426)
Sale of Series C redeemable
 convertible preferred stock, net
 of issuance cost of
 approximately $59,900...........           --         (59,892)
Compensation expense related to
 employee stock option grant.....           --          13,750
Exercise of Class A common stock
 options.........................           --          25,850
Accretion of dividends on Series
 B redeemable convertible
 preferred stock.................           --        (541,541)
Accretion of dividends on Series
 C redeemable convertible
 preferred stock.................           --        (478,825)
Deferred compensation related to
 stock options...................           --              --
Amortization of deferred
 compensation....................           --         183,793
Conversion of preferred stock and
 Class B common stock to Class A
 common stock....................           --      35,601,740
Conversion of Class A common
 stock to common stock...........           --              --
Reclassification of dividends on
 Series B and Series C redeemable
 convertible preferred stock.....           --       1,239,571
Exercise of common stock
 options.........................           --           2,810
Sale of common stock under
 initial public offering, net of
 issuance costs of approximately
 $10,420,000.....................           --     114,700,417
Net loss.........................  (21,086,515)    (21,086,515)
                                   ------------   ------------
Balance, December 31, 1999.......  $(27,814,810)  $126,903,732
                                   ============   ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                  IBASIS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997         1998           1999
                                                              ----------   -----------   ------------
Cash flows from operating activities:
  Net loss..................................................  $ (925,640)  $(5,726,503)  $(21,086,515)
  Adjustments to reconcile net loss to net cash used in
    operating activities
    Depreciation and amortization...........................      18,554       363,821      2,997,355
    Loss (gain) on disposal of property and equipment.......          --       531,129        (15,297)
    Compensation expense related to stock option grant......          --            --         13,750
    Minority interest.......................................          --        49,000        (49,000)
    Amortization of deferred compensation...................          --            --        183,793
    Changes in current assets and liabilities--
      Accounts receivable...................................     (29,820)   (1,054,803)    (4,319,715)
      Prepaid expenses and other current assets.............     (73,382)     (172,262)      (719,031)
      Accounts payable......................................     240,142     3,501,268      2,359,962
      Accrued expenses......................................     103,976       379,563      3,907,757
                                                              ----------   -----------   ------------
        Net cash used in operating activities...............    (666,170)   (2,128,787)   (16,726,941)
                                                              ----------   -----------   ------------
Cash flows from investing activities:
  Purchases of property and equipment.......................    (438,835)   (3,522,070)    (5,245,055)
  Increase in other assets..................................     (71,972)     (249,960)      (726,068)
                                                              ----------   -----------   ------------
        Net cash used in investing activities...............    (510,807)   (3,772,030)    (5,971,123)
                                                              ----------   -----------   ------------
Cash flows from financing activities:
  Net proceeds from issuance of Series A convertible
    preferred stock.........................................   2,380,754     1,334,251             --
  Net proceeds from issuance of Series B redeemable
    convertible preferred stock.............................          --    10,443,069             --
  Net proceeds from issuance of Series C redeemable
    convertible preferred stock.............................          --            --     25,041,848
  Net proceeds from issuance of Class A common stock........       2,000            --             --
  Net proceeds from issuance of Class B common stock........     490,000            --             --
  Net proceeds from initial public offering.................          --            --    114,700,417
  Proceeds from exercise of stock options...................          --            --         28,660
  Payments on capital lease obligations.....................      (8,352)     (166,045)      (806,351)
                                                              ----------   -----------   ------------
      Net cash provided by financing activities.............   2,864,402    11,611,275    138,964,574
                                                              ----------   -----------   ------------
Net increase in cash and cash equivalents...................   1,687,425     5,710,458    116,266,510
Cash and cash equivalents, beginning of year................       1,568     1,688,993      7,399,451
                                                              ==========   ===========   ============
Cash and cash equivalents, end of year......................  $1,688,993   $ 7,399,451   $123,665,961
                                                              ==========   ===========   ============
Supplemental disclosure of cash flow information:
      Cash paid during the year for interest................  $    4,114   $    55,274   $    599,878
                                                              ==========   ===========   ============
Supplemental disclosure of noncash investing and financing
  activities:
      Equipment acquired under capital lease obligations....  $  199,696   $   439,270   $ 16,404,132
                                                              ==========   ===========   ============
      Accretion of dividends on Series B redeemable
        convertible preferred stock.........................  $       --   $   219,205   $    541,541
                                                              ==========   ===========   ============
      Accretion of dividends on Series C redeemable
        convertible preferred stock.........................  $       --   $        --   $    478,825
                                                              ==========   ===========   ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                  IBASIS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    iBasis, Inc. (formerly VIP Calling, Inc.) (the Company) is a facilities-based international telecommunications carrier that utilizes the Internet to provide economical international telecommunications services to carriers and telephony resellers around the world. The Company was originally incorporated as a Delaware corporation on August 2, 1996 and was renamed VIP Calling, Inc. on December 30, 1996. In July 1999, the Company amended its Certificate of Incorporation to effect a name change from VIP Calling, Inc. to iBasis, Inc. In March 1998, the Company entered into a joint venture agreement with another company to operate in Hong Kong (see Note 4). In December 1998, the Company established Ivanet LLC, a wholly owned subsidiary focusing on network services. The Company currently operates through various service agreements with local service providers in the United States, Europe, Asia, the Middle East, Latin America, Africa and Australia.

    In November 1999, the Company completed its initial public offering and issued 7,820,000 shares of $.001 par value Common Stock which resulted in total net proceeds to the Company of $114.7 million.

    The Company is subject to a number of risks common to companies in similar stages of development, including dependence on key individuals and key vendors, the need for adequate financing to fund future operations, the continued successful development and marketing of its services and the attainment of profitable operations.

    The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in these notes to consolidated financial statements.

(A) PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of iBasis, Inc., iBasis Securities Corporation, Ivanet LLC and its majority owned joint venture. All significant intercompany balances have been eliminated in consolidation.

(B) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(C) REVENUE RECOGNITION

    In 1997, revenue principally consisted of the resale of certain equipment gateways to two unrelated companies. Revenue was recognized upon shipment of the equipment. The resale of equipment was not a material component of the Company's revenue during 1998 and 1999. In early 1998, the Company commenced the resale of international minutes of calling time for calls resold through the Company's gateways. Revenue from the resale of minutes is recognized in the period the service is provided, net of reserves for potential billing credits.

                                  IBASIS, INC.

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(D) NET LOSS PER SHARE

    Basic and diluted net loss per common share were determined by dividing net loss by the weighted average common shares outstanding during the period. Basic and diluted net loss per share are the same as the outstanding common stock options, common stock warrants, convertible preferred stock and Class B common stock are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a weighted average total of 114,441, and 310,404 of Class A common shares have been excluded from the computation of diluted weighted average common shares outstanding for the year ended
December 31, 1997 and 1998, respectively. Options and warrants to purchase a weighted average total of 1,973,282 common shares have been excluded from the computation of diluted weighted average common shares outstanding for the year ended December 31, 1999.

    The following table reconciles the weighted average common shares outstanding to the shares used in the computation of basic and diluted weighted average common shares outstanding:

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997        1998        1999
                                                              ---------   ---------   ---------
Weighted average common shares outstanding..................  6,036,082   6,060,000   9,681,482
Less--Weighted average unvested common shares outstanding...     30,205      37,449      26,229
                                                              ---------   ---------   ---------
Basic and diluted weighted average common shares
  outstanding...............................................  6,005,877   6,022,551   9,655,253
                                                              =========   =========   =========

(E) CASH AND CASH EQUIVALENTS

    The Company considers highly liquid investments purchased with an original maturity of 90 days or less at the time of purchase to be cash equivalents. At December 31, 1998 and 1999, cash equivalents included money market accounts and commercial paper that are readily convertible into cash. Under SFAS 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, the Company classifies its investments as held-to-maturity, and therefore has recorded them at amortized cost in the accompanying balance sheet.

(F) PROPERTY AND EQUIPMENT

    The Company provides for depreciation and amortization using the straight-line method by charging to operations amounts estimated to allocate the cost of the property and equipment over their estimated useful lives, as follows:

                                                                ESTIMATED
ASSET CLASSIFICATION                                           USEFUL LIFE
--------------------                                          -------------

Network equipment...........................................     3 years

Equipment under capital lease...............................  Life of lease

Leasehold improvements......................................  Life of lease

Computer software...........................................     3 years

Furniture and fixtures......................................     5 years

                                  IBASIS, INC.

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(G) RESEARCH AND DEVELOPMENT EXPENSES

    The Company charges research and development expenses to operations as incurred.

(H) CONCENTRATION OF CREDIT RISK/SIGNIFICANT CUSTOMERS

    Statement of Financial Accounting Standards (SFAS) No. 105, DISCLOSURE OF INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentrations such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash and cash equivalent balances with one financial institution. Two customers represented approximately 42% and 32% of total accounts receivable at December 31, 1998 and 1999, respectively. The following table represents customers that account for more than 10% of net revenue in any of the periods reported:

                                                                       YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Customer A..................................................     --          7%        12%
Customer B..................................................     --         18%         7%
Customer C..................................................     --         15%        --
Customer D..................................................     --         11%         2%
Customer E..................................................     78%        --         --
Customer F..................................................     18%        --         --
Customer G..................................................     --         --         10%

(I) FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and redeemable convertible preferred stock. The estimated fair value of these instruments approximates their carrying value.

(J) STOCK-BASED COMPENSATION

    SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires the measurement of the fair value of stock options or warrants to be included in the consolidated statements of operations or disclosed in the notes to consolidated financial statements. The Company has determined that it will account for stock-based compensation for employees under the intrinsic value-based method of the Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and elect the disclosure-only alternative under SFAS No.
123. The Company accounts for stock-based compensation for nonemployees under the fair value method prescribed by SFAS No. 123. To date there have been no material grants to nonemployees.

(K) COMPREHENSIVE INCOME

    In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. The Company does not have any components of comprehensive income other than its reported net loss.

                                  IBASIS, INC.

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(L) LONG-LIVED ASSETS

    The Company's long-lived assets consist primarily of property and equipment. In accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, the Company has assessed the realizability of these assets and has determined that there were no asset impairments.

(M) RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. As the Company does not currently engage in derivatives or hedging transactions, there will be no current impact to the Company's results of operations, financial position or cash flows upon the adoption of SFAS No. 133.

(N) RECLASSIFICATIONS

    Certain reclassifications have been made to the 1997 and 1998 financial statements to conform to the 1999 presentation.

(O) OTHER ASSETS

    Other assets at December 31, 1999 consisted primarily of deposits.

(2) ACCRUED EXPENSES

    Accrued expenses at December 31, 1998 and 1999 consisted of the following:

                                                          1998        1999
                                                        --------   ----------
Accrued professional fees.............................  $ 72,500   $  144,750
Accrued other.........................................  $411,039   $4,246,546
                                                        --------   ----------
                                                        $483,539   $4,391,296
                                                        ========   ==========

(3) INCOME TAXES

    The Company had elected to be treated as an S corporation for income tax purposes from incorporation until January 1997. Effective January 1, 1997, the Company terminated its S corporation status and became a C corporation for income tax purposes. The Company provides for income taxes in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

    No provision for federal or state income taxes has been recorded, as the Company incurred net operating losses for all periods presented. As of Decmber 31, 1999, the Company has net operating loss carryforwards of approximately $25,658,000 available to reduce future federal and state income taxes, if

                                  IBASIS, INC.

(3) INCOME TAXES (CONTINUED)
any. If not utilized, these carryforwards expire at various dates through 2019. If substantial changes in the Company's ownership should occur, as defined by
Section 382 of the Internal Revenue Code (the Code), there could be annual limitations on the amount of carryforwards which can be realized in future periods. The Company has completed several financings since its inception and believes that it may have incurred an ownership change as defined under the Code.

    The approximate income tax effects of each type of temporary difference and carryforward are as follows:

                                                           DECEMBER 31,
                                                    --------------------------
                                                       1998           1999
                                                    -----------   ------------
Net operating loss carryforwards..................  $ 2,636,000   $ 10,263,000
Other temporary differences.......................       38,000        578,000
Valuation allowance...............................   (2,674,000)   (10,841,000)
                                                    -----------   ------------
                                                    $        --   $         --
                                                    ===========   ============

    The Company has recorded a 100% valuation allowance against the net deferred tax asset as of December 31, 1998 and 1999, because the future realizability of such asset is uncertain. The increase in the valuation allowance during these years primarily relates to the Company's net losses recorded in each year.

(4) HONG KONG JOINT VENTURE

    On March 28, 1998, the Company entered into an agreement to form a joint venture, iBasis Hong Kong Limited (the Joint Venture), with Microworld Limited (Microworld) for the purpose of establishing a business that will provide telecommunications and other services to customers in Hong Kong. Microworld assigned certain contracts and paid $49,000 of cash for a 49% ownership in the Joint Venture. The Company paid $51,000 in cash for a 51% ownership in the Joint Venture.

    The Joint Venture will terminate upon the withdrawal of either party by written notification, the mutual election to terminate the agreement, the insolvency of either party, or the transfer of the shares of Microworld to the Company. The joint venture agreement does not provide for the allocation of losses, income, gains and distributions.

    Because the Company has deemed that it has control over the Joint Venture, it has consolidated the entity for financial statement presentation. As of December 31, 1998, the Joint Venture had not commenced operations. The Company has consolidated the Joint Venture and has recorded a minority interest of $49,000 in the accompanying consolidated balance sheet at December 31, 1998. The minority interest was reduced to zero during 1999 as the Joint Venture losses exceeded the invested amounts.

(5) LINE OF CREDIT

    On June 18, 1999, the Company entered into a loan and security agreement (the Agreement) with a bank which provides for a revolving line of credit (the Revolver) and an equipment line of credit (the Equipment Line).

                                  IBASIS, INC.

(5) LINE OF CREDIT (CONTINUED)
    The Revolver allows the Company to borrow up to $1,500,000. The Revolver expires in June 2000. Borrowings under the Revolver, collateralized by substantially all assets of the Company, are payable at maturity and bear interest at the bank's prime rate (8.5% at December 31, 1999) plus 1% per annum. The Agreement requires the Company to maintain certain financial covenants including a minimum quick ratio, tangible net worth and liquidity, as defined. The Agreement also prohibits the payment of dividends. At December 31, 1999, there were no borrowings under the Revolver.

    The Company borrowed $505,634 under the Equipment Line during 1999 for purposes of equipment purchases. Borrowings under the Equipment Line bear interest at the bank's prime rate (8.5% at December 31, 1999) plus 1.5% and are payable in 36 equal monthly installments of principal and interest through August 2002. At December 31, 1999, there was no availability under the Equipment Line. The amounts under this facility have been included in Capital lease obligations in the accompanying consolidated balance sheet as of December 31, 1999.

(6) REDEEMABLE CONVERTIBLE PREFERRED STOCK

    In August 1998, the Company sold 6,562,500 shares of Series B redeemable convertible preferred stock (Series B) for aggregate proceeds of $10,500,000. On July 12, 1999, the Company sold 5,744,103 shares of Series C redeemable convertible preferred stock (Series C) for aggregate proceeds of $25,101,740.

    The rights, preferences and privileges of the Series B and Series C were as follows:

VOTING

    The holders of Series B and Series C were entitled to the number of votes equal to the number of common shares into which the preferred shares were convertible. The preferred shareholders voted together with the holders of common stock as a single class, except where a separate class vote was otherwise required by applicable law or the Certificate of Incorporation or bylaws.

DIVIDENDS

    The holders of Series B and Series C were entitled to receive dividends, when and if declared by the Board of Directors, and in preference and prior to any dividend declared or paid on any shares of common stock in preference to the holders of common stock. The Board of Directors never declared dividends on shares of Series B or Series C.

LIQUIDATION PREFERENCE

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series B and Series C were entitled to be paid out of the assets available for distribution an amount equal to the greater of $1.60 and $4.37 per share, respectively, plus any declared but unpaid dividends or the amount that would be distributed to each preferred stockholder if all shares of Series B and Series C were converted to Class A common shares. If the assets of the Company were insufficient to pay the full preferential amounts to the preferred stockholders, the assets were to be distributed ratably among the outstanding shares of Series B and Series C in proportion to its aggregate liquidation preference amounts.

                                  IBASIS, INC.

(6) REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
CONVERSION

    Upon the closing of the Company's initial public offering, all of the outstanding shares of Series B and Series C automatically converted into 6,562,500 and 5,744,103 shares of Class A common shares, respectively.

REDEMPTION

    At any time on or after August 26, 2003, upon receipt of written request for redemption from holders of at least 60% of the shares of Series B or Series C then outstanding, the Company will redeem all of the outstanding shares of Series B and Series C in three equal annual installments at a redemption price of $1.60 and $4.37 per share, respectively, plus any declared but unpaid dividends. For the purpose of redemption, the Series B and Series C will have an annual 6% accrued dividend. As of the closing of the initial public offering, cumulative dividends on Series B and Series C totaled $1,239,571. These dividends are not included for purposes of conversion. Upon the initial public offering the Series B and Series C converted into Class A common stock and, therefore, these dividends have been reclassified to additional paid-in capital in the consolidated balance sheet as of December 31, 1999.

(7) STOCKHOLDERS' EQUITY (DEFICIT)

(A) AUTHORIZED CAPITAL STOCK

    Effective July 12, 1999, the authorized capital stock of the Company increased to 45,406,875, consisting of 31,500,000 shares of common stock, $0.001 par value per share, of which 30,000,000 and 1,500,000 shares have been designated Class A common stock (Class A) and Class B common stock (Class B), respectively, and 13,906,875 shares of preferred stock, $0.001 par value per share, of which 1,256,875 shares are designated Series A convertible preferred stock (Series A), 6,875,000 shares are designated Series B and 5,775,000 shares are designated Series C.

    In connection with the Company's initial public offering, 85,000,000 shares of common stock, $0.001 par value per share (Common Stock) and 15,000,000 shares of preferred stock, $0.001 par value per share (Preferred Stock) were authorized.

    Upon the completion of the initial public offering, all outstanding shares of preferred stock, as well as Class B common stock, were converted into the following number of shares of Class A common stock:

                                                           NUMBER OF SHARES OF
                                                           CLASS A COMMON STOCK
                                                           --------------------
Series A preferred stock.................................       3,750,000
Series B preferred stock.................................       6,562,500
Series C preferred stock.................................       5,744,103
Class B common stock.....................................       1,500,000

    Subsequently, all outstanding shares of Class A common stock were converted into 23,738,353 shares of $.001 par value Common Stock.

                                  IBASIS, INC.

(7) STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
(B) SERIES A CONVERTIBLE PREFERRED STOCK

    During 1997 and 1998, the Company sold an aggregate of 1,250,000 shares of Series A for aggregate proceeds of $3,750,000.

    The rights, preferences and privileges of the Series A were as follows:

VOTING

    The holders of Series A were entitled to the number of votes equal to the number of common shares into which the preferred shares were convertible. The preferred shareholders voted together with the holders of common stock as a single class, except where a separate class vote was otherwise required by applicable law or the Certificate of Incorporation or bylaws.

DIVIDENDS

    The holders of Series A were entitled to receive dividends, when and if declared by the Board of Directors, and in preference and prior to any dividend declared or paid on any shares of common stock in preference to the holders of common stock. The Board of Directors never declared dividends on shares of Series A.

LIQUIDATION PREFERENCE

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A were entitled to be paid out of the assets available for distribution an amount equal to the greater of $3.00 per share plus any declared but unpaid dividends or the amount that would have been distributed to each preferred stockholder if all shares of Series A were converted to Class A common shares. If the assets of the Company were insufficient to pay the full preferential amounts to the preferred stockholders, the assets were to be distributed ratably among the outstanding shares of, first, Series B, and second, Series A, in proportion to their aggregate liquidation preference amounts.

CONVERSION

    In connection with the initial public offering, each outstanding share of Series A was converted into three shares of common stock.

(C) COMMON STOCK

    The Company's Board of Directors approved a 40-for-1 common stock split in February of 1997 and a 3-for-1 common stock split in December of 1997, which have been retroactively reflected in the accompanying consolidated financial statements.

    The rights, preferences and privileges of the Class A and Class B were as follows:

VOTING

    The holders of Class A and Class B voted for each share of stock owned. The common shareholders voted as a single class, together with the holders of Series A and Series B, except where a

                                  IBASIS, INC.

(7) STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED) separate class vote was otherwise required by applicable law or the Certificate of Incorporation or bylaws.

DIVIDENDS

    Holders of Class B were entitled to dividends, when and if declared by the Board of Directors, equal to an aggregate of $.33 per share (the Priority Dividend) prior to any dividends being declared or paid to holders of Class A, subject to the preferential dividend rights of holders of the Series A and B preferred stock. Class A was not entitled to any priority dividend. After the Priority Dividend has been paid, holders of Class A and Class B were entitled to receive equal dividends, when and if declared by the Board of Directors. Dividends were never declared on shares of Class A or Class B.

LIQUIDATION PREFERENCE

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, and subject to the preferential rights of the holders of Series A and B, the holders of Class B had a liquidation preference over the holders of Class A of $.33 per share less any Priority Dividend previously paid. The holders of Class A were then entitled to a distribution amount of $.33 per share. Any remaining assets of the Company were to be distributed ratably among the holders of Class A and Class B. If assets of the Company were insufficient to pay the full amount to the common stockholders, the assets were to be distributed ratably among the common stockholders in proportion to, and in order of their rights to, their aggregate liquidation amounts.

CONVERSION

    Upon the completion of the Company's initial public offering, all 6,060,000 shares of Class A common stock and all 1,500,000 shares of Class B common stock were converted into 6,060,000 and 1,500,000 shares of common stock, respectively.

RESTRICTED STOCK AWARD

    In connection with a restricted stock award, the Company signed an agreement with one of its employees stipulating that if the shareholder's employment with the Company terminates, the Company will have the right to repurchase any unvested shares for $.0333 per share, which was the fair value of the stock on the date of grant. The shares vest at a rate of 25% per year. At December 31, 1999, there were 22,500 unvested shares under this agreement.

STOCK REPURCHASE AGREEMENT

    In connection with the issuance of Series B, the Company signed an agreement with two of the shareholders that stipulates that if either shareholder's employment with the Company terminates prior to August 26, 2000, the Company will have the right to repurchase any unvested shares of Class A Common Stock at fair market value, as determined by the Board of Directors. At the signing of this agreement, 55% of each of these shareholders' Class A Common Stock shares were vested immediately, with 5.625% vesting every three months. At
December 31, 1999, there were 938,250 unvested shares under this agreement.

                                  IBASIS, INC.

(7) STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
(D) STOCK INCENTIVE PLAN

    The Company's 1997 Stock Incentive Plan (the Plan) provides for the granting of restricted stock awards and incentive stock options (ISOs) and nonqualified options to purchase up to 5,700,000 shares of Common Stock to key employees, directors and consultants. Under terms of the Plan, the exercise price of options granted shall be determined by the Board of Directors and for ISOs shall not be less than fair market value of the stock on the date of grant. Options vest in 16 equal installments on each of the first 16 three-month anniversaries of the date of grant, provided that no options shall vest during the optionee's first year of employment. The term of each stock option shall be determined by the Board of Directors, but shall not exceed 10 years from the date of grant.

    The following table summarizes the option activity for the years ended December 31, 1997, 1998 and 1999:

                                                                        WEIGHTED
                                                           EXERCISE     AVERAGE
                                              NUMBER OF    PRICE PER    EXERCISE
                                               SHARES        SHARE       PRICE
                                              ---------   -----------   --------
Outstanding, January 1, 1997................         --   $        --    $  --
  Granted...................................    342,300           .03      .03
                                              ---------   -----------    -----
Outstanding, December 31, 1997..............    342,300           .03      .03
  Granted...................................  1,186,600      .50-1.10      .70
  Terminated................................   (200,000)          .50      .50
                                              ---------   -----------    -----
Outstanding, December 31, 1998..............  1,328,900      .03-1.10      .56
  Granted...................................  2,028,600    1.00-37.94     6.13
  Exercised.................................   (206,125)      .03-.50      .14
  Terminated................................   (203,650)    .50-37.94     1.27
                                              ---------   -----------    -----
Outstanding, December 31, 1999..............  2,947,725   $.03-$37.94    $4.37
                                              ---------   -----------    -----
Exercisable, December 31, 1999..............    400,869   $ .03-$5.00    $ .93
                                              ---------   -----------    -----

                                  IBASIS, INC.

(7) STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    The following table summarizes information relating to currently outstanding and exercisable stock options as of December 31, 1999:

                         OUTSTANDING                   EXERCISABLE
             -----------------------------------   --------------------
                           WEIGHTED
                           AVERAGE
                          REMAINING     WEIGHTED               WEIGHTED
 RANGE OF                CONTRACTUAL    AVERAGE                AVERAGE
 EXERCISE    NUMBER OF   LIFE (YEARS)   EXERCISE   NUMBER OF   EXERCISE
  PRICES      SHARES     OUTSTANDING     PRICE      SHARES      PRICE
----------   ---------   ------------   --------   ---------   --------
$      .03     182,925       7.61        $  .03      98,794     $ .03
   .50-.65     425,800       8.59           .54     139,600       .53
 1.00-1.10     475,800       8.96          1.03     113,250      1.03
      1.50     195,000       9.31          1.50       6,913      1.50
      4.00     649,300       9.44          4.00      42,187      4.00
      5.00     481,600       9.69          5.00         125      5.00
     11.00     491,500       9.85         11.00          --        --
     28.75      30,000      10.00         28.75          --        --
     37.94      15,800       9.92         37.94          --        --
             ---------                              -------
             2,947,725                              400,869
             ---------                              -------

    At December 31, 1999, options to purchase 2,531,150 common shares were available for future grants under the Plan.

    The Company applies the accounting provisions prescribed in APB No. 25 and related Interpretations. During September 1999, the Company issued stock options with an exercise price less than the fair market value of the common stock as determined for accounting purposes. Accordingly, total deferred compensation related to these stock options of approximately $2,384,000 was recorded during the year ended December 31, 1999, and is being amortized over the vesting period of the options, generally over four years. Amortization of deferred compensation of approximately $184,000 has been recognized as an expense in the year ended December 31, 1999. Prior to September 1999, the Company had not issued stock options with an exercise price less than the fair market value.

(E) EMPLOYEE STOCK PURCHASE PLAN

    On September 9, 1999, the Company's board of directors and stockholders approved the 1999 iBasis, Inc. employee stock purchase plan (the Purchase Plan), which enables eligible employees to acquire shares of the Company's common stock through payroll deductions. The Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. The offering periods under the Purchase Plan start on January 1 and July 1 of each year and end on June 30 and December 31 of each year, unless otherwise determined by the board of directors. During each offering period, an eligible employee may select a rate of payroll deduction of from 1% to 10% of compensation, up to an aggregate of $12,500 in any offering period. The purchase price for common stock purchased under the Purchase Plan is 85% of the lesser of the fair market value of the shares on the first or last day of the offering period. An aggregate of 500,000 shares of common stock have been reserved for issuance under the Purchase Plan.

                                  IBASIS, INC.

(7) STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
(F) PREFERRED STOCK WARRANTS

    The Company has granted warrants for the purchase of Series A and Series B to an equipment leasing company. At December 31, 1998, warrants for the purchase of 6,875 shares of Series A and 37,500 shares of Series B were outstanding at an exercise price per share of $3.00 and $1.00, respectively. Upon conversion of the Company's preferred stock (see note 7(a)), these warrants converted into common stock warrants for 20,625 and 37,500 shares, respectively. At
December 31, 1999, 20,625 and 37,500 warrants were exercisable for common stock, respectively. The value of these warrants at the date of grant was calculated and deemed to be not material to the financial statements.

(G) STOCK-BASED COMPENSATION

    In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which requires the measurement of the fair value of stock options or warrants to be included in the statements of operations or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under the Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123 for options granted in 1997, 1998 and 1999, using the Black-Scholes option pricing model prescribed by SFAS No. 123.

    The weighted average assumptions are as follows:

                                                         DECEMBER 31,
                                             ------------------------------------
                                                1997         1998         1999
                                             ----------   ----------   ----------
Risk-free interest rate....................  6.16%        4.99%        5.77%
Expected dividend yield....................  --           --           --
Expected lives.............................  5 years      5 years      5 years
Volatility.................................  60%          60%          61%
Weighted average remaining contractual
  life.....................................  9.62 years   9.49 years   9.20 years
Weighted average fair value of options
  granted..................................  $0.02        $0.39        $4.90

    Had compensation expense from the Company's stock incentive plan been determined consistent with SFAS No. 123, net loss and net loss per share would have been approximately as follows:

                                                      DECEMBER 31,
                                        ----------------------------------------
                                           1997          1998           1999
                                        -----------   -----------   ------------
Net loss applicable to common
  stockholders--
  As reported.........................  $  (925,640)  $(5,945,708)  $(22,106,881)
  Pro forma...........................     (926,282)   (5,979,305)   (22,667,437)
Basic and diluted net loss per share--
  As reported.........................  $     (0.15)  $     (0.99)  $      (2.29)
  Pro forma...........................        (0.15)        (0.99)         (2.35)

                                  IBASIS, INC.

(8) COMMITMENTS

    In 1998, the Company entered into an agreement with a leasing company under which the Company will be able to finance up to $15,000,000 of equipment purchases with monthly payment terms over the life of each lease. Each outstanding lease bears interest at an annual rate of 13.6% and has a 36-month term. As of December 31, 1999, the Company had approximately $1,000,000 available under the leasing agreement.

    During 1997, 1998 and 1999, the Company entered into various lease agreements with another leasing company. Each outstanding lease bears interest at an annual rate ranging from 10.5% to 13.0% and has a term ranging from 24 to 36 months. As of December 31, 1999, the Company had approximately $1,426,000 outstanding under these lease agreements.

    The Company leases its facilities and certain equipment under both operating and capital leases that expire through 2009. The approximate future minimum payments under these leases as of December 31, 1999 are as follows:

                                                      OPERATING      CAPITAL
YEAR                                                    LEASES       LEASES
----                                                  ----------   -----------
2000................................................  $1,041,983   $ 8,015,988
2001................................................   1,088,406     7,861,264
2002................................................   1,135,729     5,012,663
2003................................................   1,106,287        68,177
2004................................................   1,129,848            --
Thereafter..........................................   1,938,734            --
                                                      ----------   -----------
Total future minimum lease payments.................  $7,440,987    20,958,092
                                                      ==========
Less--Amounts representing interest.................                 4,892,969
                                                                   -----------
Present value of obligations........................                16,065,123
Less--Current portion...............................                 4,376,280
                                                                   -----------
                                                                   $11,688,843
                                                                   ===========

    Rent expense included in the consolidated statements of operations was approximately $83,000, $69,000, $640,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

(9) SEGMENT AND GEOGRAPHIC INFORMATION

    The Company has adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, in the fiscal year ended December 31, 1998. SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and assess performance. The Company's chief decision-maker, as defined under SFAS No. 131, is a combination of the Chief Executive Officer and the Chief Financial Officer. To date, the Company has viewed its operations and manages its business as principally one segment, international telecommunication services. Associated

                                  IBASIS, INC.

(9) SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED) services are not significant. As a result, the financial information disclosed herein represents all of the material financial information related to the Company's principal operating segment.

    The following table represents percentage revenue from individual countries:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                        ------------------------------
                                                          1997       1998       1999
                                                        --------   --------   --------
US....................................................      --%        86%        95%
Hong Kong.............................................      17         --         --
Japan.................................................      79         --         --
Other.................................................       4         14          5
                                                          ----       ----       ----
                                                           100%       100%       100%
                                                          ----       ----       ----

    The following table represents percentage of minute revenue for traffic sent to the specified geographic destinations:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                        ------------------------------
                                                          1997       1998       1999
                                                        --------   --------   --------
Asia..................................................     100%        56%        49%
Latin America.........................................      --         14         22
Middle East...........................................      --         14         18
United States.........................................      --         12          1
Europe................................................      --         --          7
Other.................................................      --          4          3
                                                          ----       ----       ----
                                                           100%       100%       100%
                                                          ----       ----       ----

    As of December 31, 1999, there was approximately $669,000 of equipment held at our joint venture (see Note 4).

(10) RELATED PARTY

    In November 1997, $115,000 of consulting fees were paid to a holder of Series A and B for services rendered. These fees paid to this related party are included in general and administrative expenses in the accompanying consolidated financial statements.

    For the years ended December 31, 1998 and 1999, the Company paid approximately $415,000 and $289,000, respectively, to a related party, Microworld Limited (see Note 4) for services rendered. These fees paid to this related party are included in data communications and telecommunications costs in the accompanying consolidated financial statements.

                                  IBASIS, INC.

(11) VALUATION AND QUALIFYING ACCOUNTS

    The following is a rollforward of the Company's allowance for doubtful accounts:

                                   BALANCE AT
                                  BEGINNING OF                             BALANCE AT
                                     PERIOD      ADDITIONS   DEDUCTIONS   END OF PERIOD
                                  ------------   ---------   ----------   -------------
Year ended December 31, 1997....    $     --     $     --      $    --      $     --
                                    --------     --------      -------      --------
Year ended December 31, 1998....    $     --     $126,741      $    --      $126,741
                                    --------     --------      -------      --------
Year ended December 31, 1999....    $126,741     $510,380      $(4,000)     $633,121
                                    ========     ========      =======      ========

                          [Inside Back Cover]

(Stylized logo of iBasis)

                                     [LOGO]

                   SUBJECT TO COMPLETION, DATED MARCH 8, 2000
THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                  $150,000,000

                                     [LOGO]

                    % CONVERTIBLE SUBORDINATED NOTES DUE 2005

    The notes are convertible at any time prior to maturity into common stock at
a conversion price of $    per share, subject to adjustment upon certain events.

    Interest is payable on each March 15 and September 15, beginning September 15, 2000. The notes mature on March 15, 2005. The notes are subordinated to our senior indebtedness.

    We may redeem some or all of the notes on or after March 20, 2003 at the redemption prices listed in this prospectus, plus accrued interest. Prior to that date, we may redeem some or all of the notes if the price of our common stock has exceeded 150% of the conversion price for at least 20 out of 30 consecutive trading days prior to redemption. If we redeem some or all of the notes prior to March 20, 2003 we will also make an additional payment on the redeemed notes. You may require us to repurchase your notes upon a repurchase event in cash or, at our option, common stock, at 105% of the principal amount of the notes, plus accrued interest.

    Our common stock is quoted on the Nasdaq National Market under the symbol "IBAS." The last reported sales price of our common stock on the Nasdaq National Market on March 6, 2000 was $79.38 per share.
                            ------------------------

               INVESTING IN OUR CONVERTIBLE NOTES INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                            ------------------------

                                                              PER NOTE            TOTAL
                                                              --------            -----
Public Offering Price.......................................       %           $
Underwriting Discounts......................................       %           $
Proceeds to iBasis .........................................       %           $

    The initial public offering price set forth above does not include accrued
interest, if any. Interest on the notes will accrue from             , 2000 and
must be paid by the purchaser if the notes are purchased after             ,
2000.

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    iBasis has granted the underwriters a 30-day option to purchase up to an additional $22,500,000 aggregate principal amount of notes. The underwriters expect to deliver the notes in book-entry form only through the facilities of the Depository Trust Company against payment in New York, New York on March 15, 2000.

    Concurrently with this note offering, we are offering 3,500,000 shares of our common stock, under a separate prospectus, consisting of 2,000,000 shares to be sold by us and 1,500,000 shares to be sold by selling stockholders. Neither completion of this note offering nor completion of the concurrent common stock offering is contingent upon completion of the other.
                            ------------------------

ROBERTSON STEPHENS INTERNATIONAL

             CHASE H&Q
                          U.S. BANCORP PIPER JAFFRAY
                                                           DAIN RAUSCHER WESSELS

                THE DATE OF THIS PROSPECTUS IS          , 2000.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Chase Securities Inc., U.S. Bancorp Piper Jaffray Inc. and Dain Rauscher Incorporated, have severally agreed with us, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us the aggregate principal amount of notes set forth opposite their names below. The underwriters are committed to purchase and pay for all notes if any are purchased.

                                                                 PRINCIPAL
UNDERWRITER                                                   AMOUNT OF NOTES
-----------                                                   ---------------
FleetBoston Robertson Stephens International Inc............   $
Chase Securities Inc........................................
U.S. Bancorp Piper Jaffray Inc..............................
Dain Rauscher Incorporated..................................

                                                               ------------
    Total...................................................   $150,000,000
                                                               ============

    The representatives have advised us that the underwriters propose to offer the notes to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in
excess of   % of the principal amount of the notes reallowed to other dealers.
After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. This reduction shall not change the amount of proceeds to be received by us as stated on the cover page of this prospectus. The notes are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    OVERALLOTMENT OPTION. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to an additional $22.5 million aggregate principal amount of notes. If the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional notes that the number of notes to be purchased by it shown in the above table bears to the aggregate principal amount of notes offered in this offering. If purchased, such additional notes will be sold by the underwriters on the same terms as those on which the aggregate principal amount of notes offered in this offering are being sold. We will be obligated, pursuant to the option, to sell notes to the underwriters to the extent the option is exercised. The underwriters may exercise such option only to cover over allotments made in connection with the sale of the notes offered in this offering. If such option is exercised in full, the total public offering price, underwriting discounts and commissions and proceeds to us will be $172.5 million, $5.2 million and $167.3 million, respectively.

    We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $0.5 million.

    INDEMNITY. The underwriting agreement contains covenants of indemnity among the underwriters, the selling stockholders and us against various civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

    LOCK-UP AGREEMENTS. Each executive officer, director, director-nominee, and a substantial majority of our stockholders, agreed with the representatives for a period of 90 days after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than the underwriting discount, are estimated as follows:


                                                               TOTAL
                                                              --------
SEC Registration Fee........................................     $        45,540
NASD Fees...................................................     $        17,750
Printing and Engraving Expenses.............................     $       130,000
Legal Fees and Expenses.....................................     $       165,000
Accountants' Fees and Expenses..............................     $       100,000
Blue Sky Fees and expenses (including legal fees)...........     $        15,000
Miscellaneous Costs.........................................     $       126,710
Total.......................................................     $       600,000


------------------------

ITEM 14. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

    Section 145 of the Delaware General Corporation law empowers a Delaware corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein.

    The Amended and Restated Certificate of Incorporation of the Registrant and the Amended and Restated By-laws of the Registrant, copies of which are filed as Exhibits 3.1 and 3.2, provide for indemnification of officers and directors of the Registrant and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

    The above discussion of the Registrant's Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and statute.

    The Registrant will agree to indemnity the Underwriters and their controlling persons, and the Underwriters will agree to indemnify the Registrant and its controlling persons, including directors and executive officers of the Registrant, against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of the Underwriting Agreement that will be filed as part of the Exhibits hereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Between August 1996 and August 1997, the Registrant issued 6,060,000 shares of Class A Common Stock, in the form of sales and restricted stock grants, to three investors for an aggregate purchase price of $102,000. The 6,060,000 shares reflect both a 40-for-1 stock split in February 1997, and a 2-for-1 stock dividend in December 1997. These sales and grants were made in reliance upon Rule 506 of Regulation D, promulgated under the Securities Act and Section 4(2) of the Securities Act, as transactions with an accredited investor by an issuer not involving a public offering.

    In February, March and April 1997, the Registrant issued and sold 1,500,000 shares of Class B Common Stock to a total of 10 investors for an aggregate purchase price of $500,000. These transactions were made in reliance upon Rule 506 of Regulation D, promulgated under the Securities

Act and Section 4(2) of the Securities Act, as transactions with an accredited investor by an issuer not involving a public offering.

    On September 10, 1997 the Registrant issued a warrant to purchase up to 6,875 shares of Series A Preferred Stock to TLP Leasing Programs, Inc. in connection with the Registrant's entering into a commercial agreement with such investor. This warrant was issued in reliance upon Rule 506 of Regulation D, promulgated under the Securities Act and Section 4(2) of the Securities Act, as transactions with an accredited investor by an issuer not involving a public offering.

    In October, November and December 1997, and March and June 1998 subject to commitments in 1997, the Registrant issued and sold an aggregate of 1,250,000 share of Series A Convertible Preferred Stock to a total of 14 investors for an aggregate purchase price of $3,750,000. These transactions were made in reliance upon Rule 506 of Regulation D, promulgated under the Securities Act and
Section 4(2) of the Securities Act, as transactions with an accredited investor by an issuer not involving a public offering.

    On June 8, 1998 the Registrant issued a warrant to purchase up to 37,500 shares of Series B Preferred Stock to TLP Leasing Programs, Inc. in connection with the Registrant's entering into a commercial agreement with such investor. This warrant was issued in reliance upon Rule 506 of Regulation D, promulgated under the Securities Act and Section 4(2) of the Securities Act, as transactions with an accredited investor by an issuer not involving a public offering.

    On August 26, 1998, the Registrant issued and sold 6,562,500 shares of Series B Convertible Preferred Stock to a total of 14 investors for an aggregate purchase price of $10,500,000. These transactions were made in reliance upon Rule 506 of Regulation D, promulgated under the Securities Act and Section 4(2) of the Securities Act, as transactions with an accredited investor by an issuer not involving a public offering.


    In July 1999, the Registrant issued and sold 5,744,103 shares of Series C Convertible Preferred stock to 40 investors for an aggregate purchase price of $25,101,740. These transactions were made in reliance upon Rule 506 of Regulation D, promulgated under the Securities Act and Section 4(2) of the Securities Act, as transactions with an accredited investor by an issuer not involving a public offering.


    As of December 31, 1999, the Registrant has issued options to certain employees, officers and consultants of the Registrant, to purchase an aggregate of 3,557,500 shares of common stock under the Registrant's 1997 Stock Incentive Plan. The purchase price under the options is $0.03 to $37.94 based on the fair market value of the stock on the date of grant. The grants of options, and sales of common stock upon the exercise of these options, were made in reliance upon Rule 701 promulgated under the Securities Act and are deemed to be exempt transactions as sales of an issuer's securities pursuant to a written plan or contract relating to the compensation of such individuals and upon Section 4(2) of the Securities Act as transactions not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

    The following is a list of exhibits filed as a part of this registration statement:


       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
        1.1**           Form of Underwriting Agreement.

        3.1**           Amended and Restated Certificate of Incorporation of the
                        Registrant.

        3.2**           Amended and Restated By-Laws of the Registrant.

        4.1 Specimen Certificate for shares of the Registrant's common stock (incorporated by reference from Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

        4.2**           Form of Indenture.

        4.3**           Form of    % Convertible Subordinated Note due 2005
                        (included in Exhibit 4.2).

        5.1 Opinion of Bingham Dana LLP, counsel to the Registrant, regarding the legality of the shares of common stock registered hereunder.

       10.1             Lease, dated January 8, 1999, as amended, between the
                        Registrant and Rodger P. Nordblum and Peter C. Nordblum as
                        Trustees of Northwest Associates under Declaration of Trust dated December 9, 1971 with respect to property located at
                        20 Second Avenue, Burlington, Massachusetts (incorporated by reference from Exhibit 10.1 to the Registrant's Registration
                        Statement on Form S-1 (file no. 333-85545)).

       10.2             Standard Form Commercial Lease, dated as of February 26,
                        1997, between the Registrant and Technology Properties
                        Associates, with respect to property located at 121
                        Middlesex Turnpike, Burlington, Massachusetts (incorporated by reference from Exhibit 10.2 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

       10.3             Lease, dated as of August 7, 1998, between the Registrant
                        and 111 Eighth Avenue LLC, relating to property located at
                        111 Eighth Avenue, New York, New York (incorporated by
                        reference from Exhibit 10.3 to the Registrant's Registration
                        Statement on Form S-1 (file no. 333-85545)).

       10.4             Lease, dated December 11, 1998 between the Registrant and
                        Downtown Properties L.L.C., with respect to property located at 611 Wilshire Boulevard, Los Angeles, California
                        (incorporated by reference from Exhibit 10.4 to the
                        Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

       10.5             Warrant, dated as of September 10, 1997, for the purchase of shares of preferred stock of the Company issued to TLP
                        Leasing Programs, Inc. (incorporated by reference from
                        Exhibit 10.5 to the Registrant's Registration Statement on
                        Form S-1 (file no. 333-85545)).

       10.6 Warrant, dated as of June 8, 1998, for the purchase of shares of preferred stock of the Company issued to TLP
                        Leasing Programs, Inc. (incorporated by reference from
                        Exhibit 10.6 to the Registrant's Registration Statement on
                        Form S-1 (file no. 333-85545)).

       10.7             Master Agreement of Terms and Conditions for Lease between the Registrant and Cisco Systems Capital Corporation, dated as of November 3, 1998, as amended (incorporated by
                        reference from Exhibit 10.7 to the Registrant's Registration
                        Statement on Form S-1 (file no. 333-85545)).

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
       10.8             1997 Stock Incentive Plan of the Registrant (incorporated by reference from Exhibit 10.8 to the Registrant's Registration
                        Statement on Form S-1 (file no. 333-85545)).

       10.9             Employment Agreement between the Registrant and Ofer Gneezy, dated as of August 11, 1997 (incorporated by reference from
                        Exhibit 10.9 to the Registrant's Registration Statement on
                        Form S-1 (file no. 333-85545)).

       10.10            Employment Agreement between the Registrant and Gordon J.
                        VanderBrug, dated as of August 11, 1997. (incorporated by reference from Exhibit 10.10 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

       10.11            Employment Agreement between the Registrant and Michael J.
                        Hughes, dated as of August 17, 1999 (incorporated by reference from 10.11 to the Registrant's Registration
                        Statement on Form S-1 (file no. 333-85545)).

       10.12            Employment Agreement between the Registrant and John G.
                        Henson, Jr., dated as of August 17, 1999 (incorporated by reference from Exhibit 10.12 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

       10.13            Series A Convertible Preferred Stock Purchase Agreement,
                        dated as of October 24, 1997, between the Registrant and the
                        "Purchaser" parties thereto (incorporated by reference from
                        Exhibit 10.13 to the Registrant's Registration Statement on
                        Form S-1 (file no. 333-85545)).

       10.14            Series B Convertible Preferred Stock Purchase Agreement,
                        dated as of August 26, 1998, between the Registrant and the
                        "Purchaser" parties thereto (incorporated by reference from
                        Exhibit 10.14 to the Registrant's Registration Statement on
                        Form S-1 (file no. 333-85545)).

       10.15            Series C Convertible Purchase Agreement, dated as of July
                        12, 1999, between the Registrant and the "Purchaser" parties thereto (incorporated by reference from Exhibit 10.15 to the
                        Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

       10.16            Second Amended and Restated Shareholders' Agreement, dated as of July 12, 1999, among the Registrant and the holders of the capital stock of the Registrant who become parties
                        thereto (incorporated by reference from Exhibit 10.16 to the
                        Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

       10.17            First Amended and Restated Registration Rights Agreement,
                        dated as of July 12, 1999, among the Registrant and the
                        holders of the capital stock of the Registrant who become
                        parties thereto (incorporated by reference from Exhibit
                        10.17 to the Registrant's Registration Statement on Form S-1
                        (file no. 333-85545)).

       10.18            Shareholders Agreement, dated as of March 28, 1998, relating to VIP Calling (Hong Kong) Limited (incorporated by
                        reference from Exhibit 10.18 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

       10.19            Amendment No. 1 to the Shareholders Agreement, dated as of
                        March 28, 1998, relating to VIP Calling (Hong Kong) Limited
                        (incorporated by reference from Exhibit 10.19 to the
                        Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

       10.20            Amendment No. 2 to the Shareholders Agreement, dated as of
                        March 28, 1998, relating to VIP Calling (Hong Kong) Limited
                        (incorporated by reference from Exhibit 10.20 to the
                        Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

       10.21            Loan and Security Agreement between the Registrant and
                        Silicon Valley Bank, dated as of June 18, 1999 (incorporated by reference from Exhibit 10.21 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
       10.22            Stock Restriction Agreement, dated as of August 26, 1998,
                        between the Registrant and Ofer Gneezy and Gordon VanderBrug
                        (incorporated by reference from Exhibit 10.22 to the
                        Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

       10.23            Alliance Agreement, dated January 4, 1999, between the
                        Registrant and Cisco Systems, Inc. (incorporated by reference from Exhibit 10.23 to the Registrant's
                        Registration Statement on Form S-1 (file no. 33-85545)).

       10.24            Memorandum of Agreement, dated August 16, 1999, between the
                        Registrant and NetSpeak Corporation (incorporated by
                        reference from Exhibit 10.24 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

       10.25            Strategic Partner Agreement between NetSpeak Corporation and the Registrant, dated as of September 15, 1999 (incorporated by reference from Exhibit 10.25 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

       10.26** 1999 Employee Stock Purchase Plan of the Registrant, as amended.

       10.27** Lease between the Registrant and NWT Partners, Ltd. with respect to property located at 100 N. Biscayne Boulevard, Miami, Florida.

       10.28**          Lease between the Registrant and Roger P. Nordblom and
                        Peter C. Nordblom, as Trustees of N.W. Building 1 Associates
                        under Declaration of Trust dated November 11, 1984 and filed with the Middlesex South Registry District of the Land Court as Document Number 674807 with respect to property located at 10 Second Avenue, Burlington, Massachusetts.

       10.29            Employment Agreement between the Registrant and Charles
                        Giambalvo, dated as of February 8, 2000.

       10.30**          Supply Contract, dated as of December 30, 1999, between the
                        Registrant and Belle Systems A/S.

       21.1             Subsidiaries of the Registrant (incorporated by reference
                        from Exhibit 21.1 to the Registrant's Registration Statement on Form S-1 (file no. 333-85545)).

       23.1             Consent of Arthur Andersen LLP.

       23.2             Consent of Bingham Dana LLP, counsel to the Registrant
                        (included in Exhibit 5.1).

       23.3             Consent of Swidler Berlin Sheref Friedman, LLP.

       24.1** Power of Attorney (included in signature page to Registration Statement).

       25.1             Form of T-1 Statement of Trustee Eligibility.

       27.1**           Financial Data Schedule.


------------------------

*   To be filed by amendment.

**  Previously filed.

    (b) Financial Statement Schedules

    All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and notes thereto.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

(1) To provide the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

(2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
    (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Burlington, Commonwealth of Massachusetts, on this 8th day of March, 2000.


                                                       iBASIS, INC.

                                                       By:               /s/ OFER GNEEZY*
                                                            -----------------------------------------
                                                                           Ofer Gneezy
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY


    Each person whose signature appears below hereby appoints Ofer Gneezy, Gordon J. VanderBrug and Michael J. Hughes, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with full power of substitution or resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign on such person's behalf, individually and in each capacity stated below, any and all amendments, this Amendment No. 2 to the Registration Statement, including post-effective amendments, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



                   SIGNATURE                                   TITLE                      DATE
                   ---------                                   -----                      ----
                /s/ OFER GNEEZY*                  President, Chief Executive
     --------------------------------------         Officer and Director             March 8, 2000
                  Ofer Gneezy                       (Principal Executive Officer)

                                                  Vice President, Finance and
             /s/ MICHAEL J. HUGHES                  Chief Financial Officer
     --------------------------------------         (Principal Financial and         March 8, 2000
               Michael J. Hughes                    Accounting Officer)

           /s/ GORDON J. VANDERBRUG*              Executive Vice President and
     --------------------------------------         Director                         March 8, 2000
              Gordon J. VanderBrug

               /s/ ROBERT MAGINN*                 Director
     --------------------------------------                                          March 8, 2000
                 Robert Maginn

             /s/ CHARLES S. HOUSER*               Director
     --------------------------------------                                          March 8, 2000
               Charles S. Houser

               /s/ IZHAR ARMONY*                  Director
     --------------------------------------                                          March 8, 2000
                  Izhar Armony

                /s/ JOHN JARVE*                   Director
     --------------------------------------                                          March 8, 2000
                   John Jarve

            /s/ CHARLES N. CORFIELD*              Director
     --------------------------------------                                          March 8, 2000
              Charles N. Corfield

             /s/ CHARLES M. SKIBO*                Director
     --------------------------------------                                          March 8, 2000
                Charles M. Skibo

               */s/ MICHAEL J. HUGHES
     --------------------------------------
               Michael J. Hughes
                Attorney-in-fact

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------

         1.1**          Form of Underwriting Agreement.

         3.1**          Amended and Restated Certificate of Incorporation of the
                        Registrant.

         3.2**          Amended and Restated By-Laws of the Registrant.

         4.1 Specimen Certificate for shares of the Registrant's common stock (incorporated by reference from Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

         4.2**          Form of Indenture.

         4.3**          Form of    % Convertible Subordinated Note due 2005.

         5.1 Opinion of Bingham Dana LLP, counsel to the Registrant, regarding the legality of the shares of common stock registered hereunder.

        10.1            Lease, dated January 8, 1999, as amended, between the
                        Registrant and Rodger P. Nordblum and Peter C. Nordblum as
                        Trustees of Northwest Associates under Declaration of Trust dated December 9, 1971 with respect to property located at
                        20 Second Avenue, Burlington, Massachusetts (incorporated by reference from Exhibit 10.1 to the Registrant's Registration
                        Statement on Form S-1 (file no. 333-85545)).

        10.2            Standard Form Commercial Lease, dated as of February 26,
                        1997, between the Registrant and Technology Properties
                        Associates, with respect to property located at 121
                        Middlesex Turnpike, Burlington, Massachusetts (incorporated by reference from Exhibit 10.2 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

        10.3            Lease, dated as of August 7, 1998, between the Registrant
                        and 111 Eighth Avenue LLC, relating to property located at
                        111 Eighth Avenue, New York, New York (incorporated by
                        reference from Exhibit 10.3 to the Registrant's Registration
                        Statement on Form S-1 (file no. 333-85545)).

        10.4            Lease, dated December 11, 1998 between the Registrant and
                        Downtown Properties L.L.C., with respect to property located at 611 Wilshire Boulevard, Los Angeles, California
                        (incorporated by reference from Exhibit 10.4 to the
                        Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

        10.5            Warrant, dated as of September 10, 1997, for the purchase of shares of preferred stock of the Company issued to TLP
                        Leasing Programs, Inc. (incorporated by reference from
                        Exhibit 10.5 to the Registrant's Registration Statement on
                        Form S-1 (file no. 333-85545)).

        10.6 Warrant, dated as of June 8, 1998, for the purchase of shares of preferred stock of the Company issued to TLP
                        Leasing Programs, Inc. (incorporated by reference from
                        Exhibit 10.6 to the Registrant's Registration Statement on
                        Form S-1 (file no. 333-85545)).

        10.7            Master Agreement of Terms and Conditions for Lease between the Registrant and Cisco Systems Capital Corporation, dated as of November 3, 1998, as amended (incorporated by
                        reference from Exhibit 10.7 to the Registrant's Registration
                        Statement on Form S-1 (file no. 333-85545)).

        10.8            1997 Stock Incentive Plan of the Registrant (incorporated by reference from Exhibit 10.8 to the Registrant's Registration
                        Statement on Form S-1 (file no. 333-85545)).

        10.9            Employment Agreement between the Registrant and Ofer Gneezy, dated as of August 11, 1997 (incorporated by reference from
                        Exhibit 10.9 to the Registrant's Registration Statement on
                        Form S-1 (file no. 333-85545)).

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
        10.10           Employment Agreement between the Registrant and Gordon J.
                        VanderBrug, dated as of August 11, 1997. (incorporated by
                        reference from Exhibit 10.10 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

        10.11           Employment Agreement between the Registrant and Michael J.
                        Hughes, dated as of August 17, 1999 (incorporated by reference from 10.11 to the Registrant's Registration
                        Statement on Form S-1 (file no. 333-85545)).

        10.12           Employment Agreement between the Registrant and John G.
                        Henson, Jr., dated as of August 17, 1999 (incorporated by reference from Exhibit 10.12 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

        10.13           Series A Convertible Preferred Stock Purchase Agreement,
                        dated as of October 24, 1997, between the Registrant and the
                        "Purchaser" parties thereto (incorporated by reference from
                        Exhibit 10.13 to the Registrant's Registration Statement on
                        Form S-1 (file no. 333-85545)).

        10.14           Series B Convertible Preferred Stock Purchase Agreement,
                        dated as of August 26, 1998, between the Registrant and the
                        "Purchaser" parties thereto (incorporated by reference from
                        Exhibit 10.14 to the Registrant's Registration Statement on
                        Form S-1 (file no. 333-85545)).

        10.15           Series C Convertible Purchase Agreement, dated as of July
                        12, 1999, between the Registrant and the "Purchaser" parties thereto (incorporated by reference from Exhibit 10.15 to the
                        Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

        10.16           Second Amended and Restated Shareholders' Agreement, dated as of July 12, 1999, among the Registrant and the holders of the capital stock of the Registrant who become parties
                        thereto (incorporated by reference from Exhibit 10.16 to the
                        Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

        10.17           First Amended and Restated Registration Rights Agreement,
                        dated as of July 12, 1999, among the Registrant and the
                        holders of the capital stock of the Registrant who become
                        parties thereto (incorporated by reference from Exhibit
                        10.17 to the Registrant's Registration Statement on Form S-1
                        (file no. 333-85545)).

        10.18           Shareholders Agreement, dated as of March 28, 1998, relating to VIP Calling (Hong Kong) Limited (incorporated by
                        reference from Exhibit 10.18 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

        10.19           Amendment No. 1 to the Shareholders Agreement, dated as of
                        March 28, 1998, relating to VIP Calling (Hong Kong) Limited
                        (incorporated by reference from Exhibit 10.19 to the
                        Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

        10.20           Amendment No. 2 to the Shareholders Agreement, dated as of
                        March 28, 1998, relating to VIP Calling (Hong Kong) Limited
                        (incorporated by reference from Exhibit 10.20 to the
                        Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

        10.21           Loan and Security Agreement between the Registrant and
                        Silicon Valley Bank, dated as of June 18, 1999 (incorporated by reference from Exhibit 10.21 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
        10.22           Stock Restriction Agreement, dated as of August 26, 1998,
                        between the Registrant and Ofer Gneezy and Gordon VanderBrug
                        (incorporated by reference from Exhibit 10.22 to the
                        Registrant's Registration Statement on Form S-1 (file no.
                        333-85545)).

        10.23           Alliance Agreement, dated January 4, 1999, between the
                        Registrant and Cisco Systems, Inc. (incorporated by reference from Exhibit 10.23 to the Registrant's
                        Registration Statement on Form S-1 (file no. 33-85545)).

        10.24           Memorandum of Agreement, dated August 16, 1999, between the
                        Registrant and NetSpeak Corporation (incorporated by
                        reference from Exhibit 10.24 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

        10.25           Strategic Partner Agreement between NetSpeak Corporation and the Registrant, dated as of September 15, 1999 (incorporated by reference from Exhibit 10.25 to the Registrant's
                        Registration Statement on Form S-1 (file no. 333-85545)).

        10.26** 1999 Employee Stock Purchase Plan of the Registrant, as amended.

        10.27** Lease between the Registrant and NWT Partners, Ltd. with respect to property located at 100 N. Biscayne Boulevard, Miami, Florida.

        10.28**         Lease dated October 22, 1999 between the Registrant and
                        Roger P. Nordblom and Peter C. Nordblom, as Trustees of
                        N.W. Building 1 Associates under Declaration of Trust dated
                        November 11, 1984 and filed with the Middlesex South
                        Registry District of the Land Court as Document
                        Number 674807 with respect to property located at 10 Second
                        Avenue, Burlington, Massachusetts.

        10.29           Employment Agreement between the Registrant and Charles
                        Giambalvo, dated as of February 8, 2000.

        10.30**         Supply Contract, dated as of December 30, 1999, between the
                        Registrant and Belle Systems A/S.

        21.1            Subsidiaries of the Registrant (incorporated by reference
                        from Exhibit 21.1 to the Registrant's Registration Statement on Form S-1 (file no. 333-85545)).

        23.1            Consent of Independent Public Accountants.

        23.2            Consent of Bingham Dana LLP, counsel to the Registrant
                        (included in Exhibit 5.1).

        23.3            Consent of Swidler Berlin Sheref Friedman, LLP.

        24.1** Power of Attorney (included in signature page to Registration Statement).

        25.1            Form of T-1 Statement of Trustee Eligibility.

        27.1**          Financial Data Schedule.


------------------------

*   To be filed by amendment.

**  Previously filed.